2003 Annual Report

Contents

Five Year Financial Highlights	1
Corporate Profile	2
Chairman’s Letter to Shareholders	5
Management’s Responsibility for the Financial Statements	20
Auditors’ Report to the Shareholders	21
Comment by Auditors for U.S. Readers	21
Valuation Actuary’s Report	21
Fairfax Consolidated Financial Statements	22
Notes to Consolidated Financial Statements	27
Management’s Discussion and Analysis of Financial Condition and Results of Operations	49
Supplementary Financial Information	119
Fairfax Insurance and Reinsurance Companies – Combined Financial Statements	120
Fairfax with Equity Accounting of Lindsey Morden – Consolidated Financial Statements	122
Fairfax – Unconsolidated Financial Statements	124
Appendix A – Fairfax Guiding Principles	126
Consolidated Financial Summary	127
Corporate Information	128

2003 Annual Report

Five Year Financial Highlights

	(in US$ millions except share and per share data or as otherwise indicated)
	2003(1)	2002(1)		2001(1)	2000(1)	1999(1)
Revenue	5,713.9	5,067.4		3,962.0	4,170.4	3,894.8
Net earnings (loss)	271.1	263.0		(223.8)	92.6	83.6
Total assets	25,018.3	22,224.5		22,200.5	21,193.9	22,034.8
Common shareholders’ equity	2,680.0	2,111.4		1,894.8	2,113.9	2,148.2
Common shares outstanding – year-end (millions)	13.9	14.1		14.4	13.1	13.4
Return on average equity	10.9%	13.0%		(12.0%)	3.9%	4.6%
Per share
Diluted net earnings (loss)	18.23	18.20		(18.13)	6.34	6.27
Common shareholders’ equity	192.81	149.31		132.03	161.35	160.00
Market prices
TSX–Cdn$
High	248.55	195.00		289.00	246.00	610.00
Low	57.00	104.99		160.00	146.75	180.00
Close	226.11	121.11		164.00	228.50	245.50
NYSE–US$
High	178.50	90.20	(2)	–	–	–
Low	46.71	77.00	(2)	–	–	–
Close	174.51	77.01	(2)	–	–	–

(1)	Converted to U.S. dollars as described on page 49.

(2)	Since listing on December 18, 2002.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Corporate Profile

Fairfax Financial Holdings Limited is a financial services holding company whose corporate objective is to achieve a high rate of return on invested capital and build long term shareholder value. The company has been under present management since September 1985.

Canadian insurance — Northbridge

Northbridge Financial, based in Toronto, provides property and casualty insurance products through its Commonwealth, Federated, Lombard and Markel subsidiaries, primarily in the Canadian market as well as in selected U.S. and international markets. It is one of the largest commercial property and casualty insurers in Canada based on gross premiums written. In 2003, Northbridge’s net premiums written were Cdn$1,132.8 million. At year-end, the company had capital and surplus of Cdn$734.4 million and there were 1,453 employees.

U.S. insurance

Crum & Forster (C&F), based in Morristown, New Jersey, is a national commercial property and casualty insurance company in the United States writing a broad range of commercial coverages. Its subsidiary Seneca Insurance provides property and casualty insurance to small businesses and certain specialty coverages. The company has been in business since 1824. In 2003, C&F’s net premiums written were US$857.3 million. At year-end, the company had capital and surplus of US$989.9 million and there were 1,079 employees.

Fairmont Insurance, based in Houston, writes specialty niche property and casualty and accident and health insurance. In 2003, Fairmont’s net premiums written were US$185.4 million. At the beginning of 2004, Fairmont had combined capital and surplus of US$156.1 million and there were 239 employees.

Falcon Insurance, based in Hong Kong, writes property and casualty insurance to niche markets in Hong Kong. In 2003, Falcon’s net premiums written were HK$480.2 million (approximately HK$8 = US$1). At year-end, the company had capital and surplus of HK$222.7 million and there were 116 employees.

The Napa Managing General Underwriter, established in 2003 and based in Napa, California with five regional underwriting and production offices, underwrites specialty casualty and specialty property business, principally on an excess basis, for the account of unaffiliated insurers. In 2003, it underwrote US$154.0 million of premiums.

Reinsurance — OdysseyRe

OdysseyRe, based in Stamford, Connecticut, underwrites treaty and facultative reinsurance as well as certain insurance business, with principal locations in the United States, London, Paris, Singapore and Latin America. In 2003, OdysseyRe’s net premiums written were US$2,153.6 million. At year-end, the company had capital and surplus of US$1,297.3 million and there were 515 employees.

Runoff and Group Re

The U.S. runoff group consists of the company resulting from the December 2002 merger of TIG and International Insurance. At year-end, the merged company had statutory capital and surplus of US$695.9 million.

The European runoff group consists of Sphere Drake, RiverStone Insurance (UK) and Dublin, Ireland-based nSpire Re (formerly named ORC Re). At year-end, this group had combined capital and surplus (excluding amounts related to financing Fairfax’s U.S. insurance and reinsurance companies) of US$596.9 million.

The Resolution Group (TRG) and the RiverStone Group (run by TRG management) manage the U.S. and the European runoff groups. At year-end, TRG/RiverStone had 561 employees in the U.S., located in Manchester, New Hampshire and Dallas, and 230 employees in its offices in London, Brighton, Paris and Stockholm.

Group Re constitutes the participation by CRC (Bermuda), Wentworth (based in Barbados) and nSpire Re in the reinsurance programs of Fairfax’s subsidiaries with third party reinsurers, on the same terms, including pricing, as the third party reinsurers. In 2003, its net premiums written were US$268.8 million.

Other

Lindsey Morden Group provides claims adjusting, appraisal and claims and risk management services to a wide variety of insurance companies and self-insured organizations in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. In 2003, revenue totalled Cdn$461.5 million. The company was established in 1923, and at year-end the group had 3,794 employees located in 302 offices.

Hub International is an insurance brokerage company selling a broad range of commercial, personal and life insurance products. The company was established in 1998, and at year-end had 986 employees in Canada and the United States. In 2003, the company had total revenue of US$286.4 million.

MFXchange, established in 2002 and based in Parsippany, New Jersey with offices in Toronto, Dallas and Ireland, designs, creates and markets a full range of state of the art technology products and services for the insurance industry, including the insurance, reinsurance and runoff subsidiaries of Fairfax.

Hamblin Watsa Investment Counsel was founded in 1984 and provides investment management to the insurance, reinsurance and runoff subsidiaries of Fairfax.

Notes:

(1)	All companies are wholly owned except Northbridge Financial, a public company of which Fairfax owns 71.0%; OdysseyRe, a public company of which Fairfax owns 80.6%; Lindsey Morden Group, a public company of which Fairfax owns 75.0% of the equity and 89.5% of the votes; and Hub International, a public company of which Fairfax owns 26.1%.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(2)	The foregoing lists all of Fairfax’s operating companies. The Fairfax corporate structure (i.e. excluding investments in Hub, Zenith National and Advent) includes a number of companies, principally investment or intermediate holding companies (including companies located in various jurisdictions outside North America), which are not part of these operating groups. These companies had no insurance, reinsurance, runoff or other operations.

(3)	Throughout this Annual Report, certain common non-GAAP measures are provided with a view to furnishing more comprehensive disclosure.

To Our Shareholders:

2003 was a very gratifying year as we earned the highest profit in our history and achieved a combined ratio of 97.6% at our ongoing insurance and reinsurance operations, in spite of some external pressures. We made a 10.9% return on average shareholders’ equity in 2003 (compared to about 11.2% for the S&P/ TSX and about 12.8% for the S&P 500). In 2003, our first year of U.S. dollar reporting, we earned $271.1 million or $18.55 per share compared to $263.0 million or $18.20 per share in 2002 (all dollar amounts in this letter are U.S. dollars unless noted otherwise). Book value per share increased 29.1% to $192.81 (aided significantly by the strong Canadian dollar) while our share price increased 127% to $174.51 from $77.01 at year-end 2002. And we accomplished all this while not deviating from our guiding principles, which we have again reproduced in Appendix A.

Our record results in 2003 again came from excellent underwriting and investment performance. Let me highlight each of these items for you.

Underwriting Performance

	Year ended December 31

	Combined			Net Premiums
	Ratio(1)			Written
	2003		2002	2003	2002

	(%)			(% change)
Canadian Insurance – Northbridge	92.6		97.4	50	19
U.S. Insurance
Crum & Forster	104.4	(2)	108.3	18	40
Fairmont	99.2		107.0	(18)	54
Falcon	96.0		99.8	48	250
Old Lyme	92.7		92.9	28	N/A
Total	102.5	(2)	107.1	11	56
Reinsurance – OdysseyRe	96.9		99.1	32	66
Total Fairfax	97.6		101.5	28	58

(1)	Please see the commentary commencing on page 51 in the MD&A regarding the presentation of segmented information.

(2)	99.7% for Crum & Forster, and 99.1% Total, excluding the effect of Crum & Forster’s net strengthening of asbestos reserves.

As you can see from the table, our ongoing insurance and reinsurance operations grew significantly again in 2003 while achieving combined ratios on a current basis of less than 100%. In the past two years, total net premiums written from our ongoing operations have increased by 91% from $2.3 billion in 2001 to $4.4 billion in 2003.

The management teams at all of our ongoing insurance and reinsurance operations deserve a standing ovation from you for their outstanding performance in 2003, and I have listed the presidents and their senior managers below. Mindful of the atrocious results from 1999 to 2001, they all share our unwavering focus on underwriting performance.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Northbridge	Byron Messier, Greg Taylor; Ron Schwab (Commonwealth), John Paisley (Federated), Rick Patina (Lombard), Mark Ram (Markel)

Crum & Forster	Bruce Esselborn, Nick Antonopoulos, Mary Jane Robertson; Doug Libby (Seneca)

Fairmont	Wayne Ashenberg, Marc Adee

Falcon	Kenneth Kwok

Napa MGU	Steve Brett

OdysseyRe	Andy Barnard, Charlie Troiano; Mike Wacek (The Americas), Brian Young (London Operations), Lucien Pietropoli (Euro Asia), Jim Migliorini (Hudson)

Backing our insurance, reinsurance and runoff operations and performing the key head office functions, including financings, in 2003 was our small team at Fairfax. With no egos and a huge sense of urgency, that small team has demonstrated innumerable times that we can take advantage of opportunity. In 2003, we demonstrated we could handle adversity as well. No small thanks are due to Trevor Ambridge, Sam Chan, Francis Chou, Jean Cloutier, Paul Fink, Jonathan Godown, Brad Martin, Rick Salsberg, Ronald Schokking and Jane Williamson and to Jim Dowd, John Cassil, Hank Edmiston, Scott Galiardo and Roland Jackson at Fairfax Inc.

Investment Performance

The performance of the Hamblin Watsa investment management team in 2003 was, for the second consecutive year, exceptional. Congratulations again to Brian Bradstreet, Frances Burke, Tony Hamblin, Roger Lace, Enza La Selva and Chandran Ratnaswami. Fairfax began the year with $131.7 million in unrealized gains, realized $845.9 million in gains during the year and ended the year with $244.9 million in unrealized gains. It just doesn’t get any better! The total return on our investment portfolios (including all interest and dividend income, gains and losses on disposal of securities and the change in unrealized gains and losses during the year) was 11.1% – even though we had very large cash positions during most of the year (approximately half throughout the second half of 2003). The large cash positions provide your company with tremendous flexibility even though they currently reduce our investment income by over $200 million a year. Please note our investment assets were up 18% to $12.6 billion in 2003, with the result that they are now approximately $900 per share.

Fairfax achieved its record results in 2003 in spite of three significant reserving actions that we took in the fourth quarter:

1.	We increased Crum & Forster’s asbestos reserves by $150 million which, after other redundancies and stop loss reinsurance, cost us $39 million pre-tax.

2.	We increased TIG’s loss reserves by $258 million, of which $190 million was ceded to Chubb Re. Including the cost of the additional premium on the Chubb Re treaty, TIG’s reserve increase cost us $118 million pre-tax.

3.	At nSpire Re, we took a reserve charge of $176 million which, after stop loss reinsurance, cost us $67 million pre-tax.

The reserving actions mentioned in 2. and 3. above generally related to business, now in runoff, written during the extremely soft markets of the late 1990s, which have resulted in reserve inadequacies for that period throughout the property and casualty insurance industry generally.

Our acquisition of TRG (a 27 1/2% interest in 1999 and the remaining 72 1/2% interest in 2002) was one of the best acquisitions we have made, giving us the strength of highly talented runoff professionals to focus on settling APH and other complex claims and on analyzing and collecting reinsurance recoverables. Dennis Gibbs and his TRG team did an outstanding job in 2003 in taking control of the TIG runoff, headed by Scott Donovan, while continuing the controlled runoff of the European operations. In the process, they played an integral part in the following events in 2003:

1.	You will remember that upon the merger of TIG and TRG’s International Insurance subsidiary in 2002, a Fairfax subsidiary provided TIG with an adverse development cover and the California Department of Insurance allowed the distribution of about $800 million of securities into a Trust for the benefit of TIG. Subject to California approval, part of the Trust assets would be released if the internal cover was replaced with an external cover, and substantially all of the remainder of the Trust assets would be released if three financial tests were met at the end of 2003.

a.	We arranged an adverse development cover from Chubb Re which replaced most of the internal cover from a Fairfax subsidiary. As a result, all of the Northbridge shares in the Trust, with a market value of approximately $191 million, were released from the Trust.

b.	TIG met the three financial tests at the end of 2003, thereby permitting the release of substantially all of the remaining assets in the Trust (comprised primarily of 28.4 million shares of OdysseyRe), subject to California regulatory approval. We expect to receive that approval in the second quarter. The release of OdysseyRe shares from the Trust would simplify our capital structure significantly and would also strengthen our financial flexibility.

2.	By the end of the year, TIG was effectively writing no business and 58% of the claims outstanding at the beginning of the year had been closed.

3.	Fairmont (Ranger, Hawaii and A&H business) was effectively extracted from the runoff group, and Napa operated as an MGU.

4.	As reported in note 12 to our consolidated financial statements, the judge in the proceedings which we commenced in the Commercial Court in London, England found in our favor – a great tribute to the ability and the determination of the TRG team. We believe that this judgment should have the beneficial effect in the London market of limiting “spirals” where loss making business is passed along to market participants in a manner not unlike the game of musical chairs where the loser is the participant without a chair when the music stops.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Taking OdysseyRe public in 2001 resulted in a separate listed company with enhanced focus and financial flexibility. Encouraged by our positive experience with OdysseyRe, in 2003 we created Northbridge Financial, a holding company for all our Canadian insurance operations (Commonwealth, Federated, Lombard and Markel). The IPO, led by Tom Flynn at BMO Nesbitt Burns and John Sherrington at Scotia Capital, was completed in June through the sale of 14.7 million shares at Cdn$15 per share. After the offering, Fairfax held 36.1 million shares (71%) of Northbridge. Northbridge is one of the largest commercial lines insurance companies in Canada, and we think it has excellent growth prospects.

Below we update the table on intrinsic value and stock price that we first presented four years ago. As you can see from the table, book value per share increased significantly in 2003 and our stock price increased dramatically. The intrinsic value of Northbridge, OdysseyRe and Crum & Forster increased significantly again in 2003, more than offsetting the decrease in the runoff segment.

	INTRINSIC VALUE			STOCK PRICE

		% Change in
	ROE	Book Value*		% Change in
	%	per Share		Stock Price
1986	25.2	+	180	+	287
1987	32.5	+	48	+	2
1988	22.8	+	31	+	31
1989	21.0	+	27	+	30
1990	23.0	+	41		– 40
1991	21.5	+	24	+	94
1992	7.7	+	1	+	7
1993	15.9	+	42	+	135
1994	11.4	+	18	+	3
1995	20.4	+	25	+	50
1996	21.9	+	63	+	195
1997	20.5	+	39	+	6
1998	23.0	+	37	+	57
1999	4.6	+	33		– 52
2000	3.9	+	1		– 10
2001	(12.0)		– 18		– 32
2002	13.0	+	14		– 25
2003	10.9	+	29	+	127
1986-2003	16.0%	+	31%	+	27%

*	First measure of intrinsic value, as discussed in our 1997 Annual Report.

If not for the reserve increase in the fourth quarter for Crum & Forster’s asbestos and for the runoff, Fairfax would have achieved its 15% ROE goals. Book value per share has now increased significantly from its previous high of $161 in 2000. We continue to be focused on achieving a sustainable 15% ROE over the long term.

The table below shows the sources of our net earnings with Lindsey Morden equity accounted. This table, like various others below, is set out in a format which we have consistently used and which we believe assists you to understand Fairfax.

	2003(1)	2002(1)

	($ millions)
Underwriting
Insurance – Canada (Northbridge)	52.3	12.4
– U.S.	(25.6)	(68.1)
Reinsurance (OdysseyRe)	61.0	12.9

Underwriting income (loss)	87.7	(42.8)
Interest and dividends	220.3	266.1

Operating income	308.0	223.3
Realized gains	534.6	285.9
Runoff and other	(110.0)	(64.3)
TIG restructuring costs	–	(63.6)
Claims adjusting (Fairfax portion)	(16.6)	(6.7)
Interest expense	(138.6)	(79.6)
Swiss Re premium(2)	–	(2.7)
Corporate overhead and other	(48.7)	(5.9)
Other costs and charges	–	(9.0)

Pre-tax income	528.7	277.4
Taxes	(187.6)	(149.3)
Negative goodwill on TRG purchase	–	188.4
Non-controlling interests	(70.0)	(53.5)

Net earnings	271.1	263.0

(1)	Please see the commentary commencing on page 51 in the MD&A regarding the presentation of segmented information.

(2)	Please see the last paragraph of Swiss Re premium on page 68 in the MD&A.

The table shows the results from our insurance and reinsurance (underwriting and investments), runoff and other and non-insurance operations. Runoff and other operations include the U.S. runoff group (the merged TIG and IIC), the European runoff group (Sphere Drake, RiverStone (UK) and nSpire Re (formerly ORC Re)) and our participation in third party reinsurance programs of our subsidiaries (referred to as “Group Re”). Claims adjusting shows our share of Lindsey Morden’s after-tax income. Also shown separately are realized gains at our continuing operations so that you can better understand our earnings from our operating companies. Also, please note the unaudited financial statements of our combined continuing insurance and reinsurance operations and of Fairfax with Lindsey Morden equity accounted, shown on pages 120 to 123.

Operating income (ongoing insurance and reinsurance underwriting and interest and dividends) increased significantly from $223.3 million in 2002 to $308.0 million in 2003 as we

FAIRFAX FINANCIAL HOLDINGS LIMITED

made a significant underwriting profit in 2003 for the first time since 1993. As mentioned last year, we are currently experiencing the “virtuous” part of the insurance cycle when underwriting income, investment income and realized gains are all additive. While this part of the cycle may last a while, we have to perform through the ups and downs of the insurance cycle. Interest and dividend income dropped 17% to $220.3 million in 2003 reflecting lower investment yields since almost half the investment portfolio has been held in cash and short term investments since the second quarter of 2003. Realized gains at our ongoing operations increased dramatically again in 2003 to $534.6 million.

Runoff losses were significant in 2003 because of the reserve charges discussed earlier as well as operating costs in excess of investment income. Realized gains helped mitigate runoff losses in 2003. Please see the MD&A commencing on page 61 for a more detailed discussion of our runoff operations. We expect our runoff operations to be a decreasing drag on our income in 2004.

The increased interest expense in 2003 resulted partly from new interest costs and partly from the company’s decision to maintain fixed rather than floating interest costs (please see page 67 in the MD&A). Our focus on reducing financial leverage will result in a reduction in these costs over time. Corporate overhead and other increased significantly in 2003 as detailed on page 68 in the MD&A. We expect these costs to come back to more normal levels in the future.

Insurance and Reinsurance Operations

Our ongoing insurance and reinsurance operations had an excellent year in 2003 with a consolidated combined ratio of 97.6%. Every operating company, including Northbridge, Crum & Forster (ex-asbestos) and OdysseyRe, had a combined ratio below 100%. Net premiums written by these operations expanded by 28%. This resulted in record positive cash flows at Northbridge, Crum & Forster and OdysseyRe of $1.1 billion, up from $236 million in 2002.

Significant underwriting profits, combined with record realized gains, contributed to very significant growth in statutory (or regulatory) capital in 2003, with the result that each of our major underwriting companies has capital adequacy well in excess of its rating level.

The table below shows the outstanding growth and results of our major underwriting companies:

($ millions)
                  Northbridge

	2003	2002	2001
Gross premiums written	1,319	1,133	768
Net premiums written	802	533	449
Net income	108	34	(10)
Shareholders’ equity	568	356	299
Combined ratio	92.6%	97.4%	115.0%
Return on equity	23.6%	10.3%	(3.5%	)

                  Crum & Forster

	2003		2002	2001
Gross premiums written	1,104		964	843
Net premiums written	857		729	519
Net income	177		78	(29)
Shareholders’ equity	990	(1)	1,039	958
Combined ratio	104.4%	(2)	108.3%	131.7%
Return on equity	17.4%	(3)	7.8%	(3.0%	)

(1)	$1,208 before paying dividends of $218 from the proceeds of $300 of notes issued in June 2003.

(2)	99.7% excluding the effect of the net strengthening of asbestos reserves.

(3)	18.5% before paying interest on the above-mentioned $300 of notes.

                  OdysseyRe

	2003	2002	2001
Gross premiums written	2,558	1,894	1,154
Net premiums written	2,154	1,631	985
Net income	276	151	(22)
Shareholders’ equity	1,297	1,021	872
Combined ratio	96.9%	99.1%	115.4%
Return on equity	23.8%	16.0%	(2.3%	)

FAIRFAX FINANCIAL HOLDINGS LIMITED

In the table below, we show the float that Fairfax’s ongoing insurance and reinsurance operations have generated and the cost of that float.

			Benefit	Average long
Year	Underwriting		(Cost)	term Canada
	profit (loss)	Average float	of float	treasury bond
	($ millions)	($ millions)		yield
1986	2.5	21.6	11.6%	9.6%
1987	0.8	40.6	2.0%	10.0%
1988	0.3	56.6	0.5%	10.2%
1989	(11.5)	67.0	(17.2%)	9.9%
1990	(10.7)	117.5	(9.1%)	10.8%
1991	4.6	156.2	2.9%	9.7%
1992	(14.0)	151.2	(9.3%)	8.8%
1993	1.6	244.9	0.7%	7.8%
1994	(12.4)	496.8	(2.5%)	8.7%
1995	(29.9)	655.0	(4.6%)	8.3%
1996	(37.1)	1,089.5	(3.4%)	7.6%
1997	(40.6)	1,961.2	(2.1%)	6.5%
1998	(214.3)	3,847.7	(5.6%)	5.5%
1999	(407.6)	5,440.8	(7.5%)	5.7%
2000	(481.7)	5,202.5	(9.3%)	5.9%
2001	(579.8)	4,690.4	(12.4%)	5.8%
2002	(42.8)	4,355.2	(1.0%)	5.7%
2003	87.7	4,405.5	2.0%	5.4%
Weighted average			(5.4%)	6.0%
Fairfax weighted average financing differential: 0.6%

As the table shows, our float (which is defined in our 2001 Annual Report) increased in 2003 with no cost. This is the closest thing to “nirvana” in the property and casualty business. The table below shows you the breakdown of our year-end float for the past five years.

				Total
				Insurance
	Canadian	U.S.		and
	Insurance	Insurance	Reinsurance	Reinsurance	Runoff	Total

	($ millions)
1999	394.5	2,657.3	2,530.4	5,582.2	561.4	6,143.6
2000	533.2	2,572.6	1,717.0	4,822.8	789.5	5,612.3
2001	384.0	2,677.4	1,496.6	4,558.0	1,049.0	5,607.0
2002	811.7	1,611.8	1,728.8	4,152.3	1,579.9	5,732.2
2003	1,021.1	1,634.9	2,002.7	4,658.7	1,502.8	6,161.5

In 2003, the Canadian insurance float increased by 25.8% (at no cost), the U.S. insurance float increased by 1.4% (at a cost of 1.6%) and the reinsurance float increased by 15.8% (at no cost). The runoff float decreased due to the payment of claims. Taking all these components together, total float increased by 7.5% to $6.2 billion at the end of 2003.

For additional information on Northbridge, Crum & Forster and OdysseyRe, please see those companies’ websites.

Reserving

As previously discussed, we took considerable reserve strengthening in 2003. The action we took dealt primarily with reserves related to runoff, latent asbestos claims and reinsurance business written during 1997 to 2000 and we do not believe it is reflective of the strength of our current book of business. Our reserving record in Canada has been excellent (an average reserve redundancy of 2.4% over the past ten accident years — see page 76 in the MD&A) and our intent is to replicate this at all our ongoing insurance and reinsurance companies. No complacency, though, as we continue to have external actuaries review our reserves, including an annual certification of our consolidated reserves by PricewaterhouseCoopers LLP (the Valuation Actuary’s Report is on page 21).

Claims Adjusting

Lindsey Morden had a significant loss in 2003 of Cdn$30 million due to operating losses in its U.S. operations (Cdn$22 million) as well as Cdn$12 million of goodwill and deferred tax writeoffs. Unfortunately, your Chairman accelerated the losses in 2003 by strongly recommending the purchase of RSKCo, which magnified the losses in the U.S. operations. With reduced costs in the U.S. claims management operations, the losses in the U.S. will be reduced but will still be significant in 2004. The other operating units (Canada, U.K., Europe and International) continue to show strong operating results. We are working diligently to help Karen Murphy and her management team to restore profitability at Lindsey Morden. In the meantime, we are providing financial support as and when needed. For a more detailed discussion of Lindsey Morden’s results, please review its annual report, including its MD&A, which is on its website www.lindseymordengroupinc.com).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Financial Position

As mentioned in previous Annual Reports, we feel our unaudited balance sheet with Lindsey Morden equity accounted is the best way to understand our financial position. Below we show our year-end financial position compared to the end of 2002.

	December 31,	December 31,
	2003	2002

	($ millions)
Cash, short term investments and marketable securities	410.2	327.7
Long term debt (including OdysseyRe debt)	1,942.7	1,406.0
TRG purchase consideration payable	200.6	205.5
RHINOS due February 2003	–	136.0
Net debt	1,733.1	1,419.8
Common shareholders’ equity	2,781.4	2,111.4
Preferred shares and trust preferred securities of subsidiaries	216.4	216.4
OdysseyRe non-controlling interest	250.6	268.5
Total equity	3,248.4	2,596.3
Net debt/equity	53%	55%
Net debt/total capital	35%	35%
Interest coverage	4.8x	4.6x

During the year, Fairfax brought OdysseyRe into the U.S. consolidated tax group, took Northbridge public and issued $300 million of Crum & Forster 10-year notes and $200 million of Fairfax convertible debentures. As a result, we satisfied all of our obligations which matured during the year and we ended the year with in excess of $400 million of cash and marketable securities in the holding company. Also, Fairfax established a new separate $300 million letter of credit facility; as a result, our $260 million of syndicated bank lines are currently unused.

The net effect of our significant increase in common shareholders’ equity (aided by the strong Canadian dollar) and our financings was that we maintained our net debt/equity and net debt/capital ratios during the year. We have a high priority to reduce these financial leverage ratios meaningfully in the next three years.

Our experience in 2003 has highlighted again the importance of a strong balance sheet and significant cash positions in the holding company. Our policy will always be to maintain large cash and marketable security positions in the holding company. Of course, now that OdysseyRe and Northbridge are public companies, they have access to the public markets for financing (i.e. they don’t need Fairfax!) and Fairfax has the ability to raise cash by selling shares of those companies in the public markets. This is a very important source of financial flexibility even though we have no current plans to use it. You will note also that Crum & Forster now has positive earned surplus of about $146 million and a dividend capacity for 2004 of about $80 million.

Investments

The equity markets worldwide rebounded significantly in 2003 as shown in the table below (the indices reflect local currencies), while long U.S. treasury yields increased from 4.77% at year-end 2002 to 5.08% by year-end 2003.

		Cumulative %
		Change from
	2003	December 31, 1999
	% Change	to December 31, 2003
S&P 500	+26.4	-24.3
NASDAQ	+50.0	-50.8
S&P/TSX	+24.3	-2.3
FTSE (London)	+13.6	-35.4
CAC (France)	+16.1	-40.3
DAX (Germany)	+37.1	-43.0
Fairfax (Equities)	+43.0	+186.6

Our equities return (realized gains and losses and the change in unrealized gains and losses, excluding dividends) was 43% in 2003 and a cumulative 187% for the four-year period ended December 31, 2003. We hope we do as well when we are positive about the markets!!

In 2003, we realized a record $846 million in investment gains compared to $470 million in 2002 – as a percentage of the investment portfolio, though, it was the third highest in our history. On page 110 in the MD&A, we show a record of our realized gains since inception. You can see it has been an important source of earnings for our company. Unfortunately, it is not predictable and so most market participants do not give us much credit for these gains even though, since inception, they have amounted to $2.4 billion. You can see why we will always opt for a high but “irregular” return over a lower but “consistent” return.

Gross realized gains in 2003 totalled $970 million. After realized losses of $92 million and provisions of $32 million, net realized gains were $846 million. Net gains from fixed income securities were $686 million while net gains from common stocks were $189 million. The principal contributors to the stock realized gains were ICICI Bank ($93 million) and Everest Re ($25 million).

Given the high stock valuation levels, low treasury yields, unattractive credit spreads and continued risks that we have discussed in previous Annual Reports (a possible run on mutual funds, bonds collateralized with consumer debt, unfunded pension liabilities and the huge increase in the use of derivatives), we have almost half of our investment portfolio in cash and short term investments and the majority of our bond portfolio in government bonds. We have no exposure to asset-backed securities, including mortgage-backed securities, and our common stock holdings, including our strategic investments, amount to only 13% of the portfolio. The unprecedented conservatism in our portfolio reflects the uncertain times that we live in and also positions us to take advantage of attractive investment opportunities.

We have been concerned for some time about the risks in asset-backed bonds, particularly bonds that are backed by home equity loans, automobile loans or credit card debt (we own no

FAIRFAX FINANCIAL HOLDINGS LIMITED

asset-backed bonds). It seems to us that securitization (or the creation of these asset-backed bonds) eliminates the incentive for the originator of the loan to be credit sensitive. Take the case of an automobile dealer. Prior to securitization, the dealer would be very concerned about who was given credit to buy an automobile. With securitization, the dealer (almost) does not care as these loans can be laid off through securitization. Thus, the loss experienced on these loans after securitization will no longer be comparable to that experienced prior to securitization (called a “moral” hazard). And here’s the rub! These asset-backed bonds are rated based on their historical loss experience record which will likely be very different in the future – particularly if we experience difficult economic times. Also, in the main, these asset-backed bonds are a creation of the 1990s, a period when the U.S. experienced one of the longest economic expansions in its history, followed by one of the shortest recessions.

This is not a small problem. There is $1.0 trillion in asset-backed bonds outstanding as of December 31, 2003 in the U.S. (excluding first mortgage-backed bonds). At the end of 2002, more than 65% of these bonds were rated A or above. In fact, as of December 31, 2002, there were more than 2,500 asset-backed issues rated AAA – significantly more than the 13 U.S. corporate issuers currently rated as AAA. Who is buying these bonds? Insurance companies, money managers and banks – in the main – all reaching for yield given the excellent ratings for these bonds. What happens if we hit an air pocket? Unlike active companies, the vehicles issuing these bonds have no management organization and are dependent on the goodwill of the originating company. I can go on and on. Suffice it to say that the principals at Hamblin Watsa are quite concerned about the inherent risks in these types of bonds.

Our unrealized gains (losses) as of year-end are as follows:

	2003	2002

	($ millions)
Bonds	(84.5)	119.0
Preferred stocks	1.6	(2.1)
Common stocks	254.6	32.8
Strategic investments*	68.4	(21.7)
Real estate	4.8	3.7

	244.9	131.7

*	Hub, Zenith National and Advent

Notwithstanding our general views on markets and stock valuation levels, we did come across some common stocks in 2003 that fit our long term value-oriented philosophy. Here are our common stock investments broken down by country:

	Carrying Value	Market Value

	($ millions)
U.S.	333.3	380.6
Canada	192.1	251.5
Japan	106.3	153.1
Other	542.2	643.3

	1,173.9	1,428.5

Miscellaneous

Please review page 124 which is an unaudited unconsolidated balance sheet showing where your money is invested. Based on that statement, on which our subsidiaries are carried on the equity basis (as described on page 119), at December 31, 2003 the carrying value of our subsidiaries was as follows: $412 million (Cdn$14.74 per share) for Northbridge, $1.0 billion for Crum & Forster, $1.0 billion ($20.44 per share) for OdysseyRe, and $1.0 billion for our runoff companies.

We paid a modest $1.40 per share dividend in 2003 for the reasons discussed in the 2000 Annual Report.

Although we were very much against quarterly conference calls in the past, we have found them to be an efficient way to communicate with our shareholders. Our annual investor meeting in New York in the fall has also worked out well. However, please don’t expect any guidance!

With so much in the media about corporate governance, it is appropriate to give you an update on our policies. We have a small, independent Board of Directors with only one person from management on the board – myself. Robbert Hartog, the Chair of our Audit Committee, has been Chair of that Committee since we began in 1985. You have benefited greatly from Robbert’s wisdom over the years. Our Audit Committee is composed of all independent directors. Our statements are now reviewed quarterly by our auditors and our reserves have always been certified annually. As the controlling shareholder and CEO of the company, I have fixed my compensation since 2000 at Cdn$600,000 with no additional bonuses and no options or other stock incentives. I get Cdn$600,000, period – and, I have to say, I have not earned it in the past few years! I have no transactions with the company and have over 95% of my net worth in Fairfax. We have never issued options or other stock incentives from treasury – all of our stock incentives are granted on secondary stock purchased in the market – and all of these grants are long term and provided to any one individual only once or at least infrequently. In fact, since we began in 1985, our shares outstanding have only increased from 5 million to 14 million even though revenue has gone from about $12 million to almost $6 billion. As discussed more fully in the proxy circular, we have instituted all of these policies to protect your interests and in recognition of the higher responsibility a controlling shareholder has to the other shareholders. While there have been many abuses of the dual voting share structures, may I say, not totally unbiased, that this share structure has been a big plus as far as the best interests of Fairfax and all its shareholders are concerned.

While discussing our Board composition, it is with great pleasure that I welcome Brandon Sweitzer to the Fairfax Board. Brandon has long experience in the property and casualty insurance industry and has served on the OdysseyRe Board since 2002. He is currently Senior Advisor to the President of the U.S. Chamber of Commerce, after 22 years at Marsh, Inc. where he served as President from 1999 to 2001.

This is probably a good time to remind you that we have listed the risks in our business as simply as we could (beginning on page 115). They continue to be many and very real. As I emphasized last year, your management team is constantly focusing on these risks and trying to minimize them. Similar to the last few years, I want to highlight the ones on reinsurance recoverables, the future income tax asset and ratings as well as claims reserves, including

FAIRFAX FINANCIAL HOLDINGS LIMITED

asbestos and pollution reserves. We have extensive disclosure and discussion on each of these risks in the MD&A. Although there are no guarantees, we feel a lot more comfortable about these risks today than when I wrote to you last year.

Our company has been hugely tested in the last few years and has not only survived but prospered. This experience has strengthened our management teams at Fairfax and our subsidiaries and will serve us well as we build our company over the long term.

We will very much look forward to seeing you at the annual meeting in Toronto at 9:30 a.m. on Wednesday, April 14, 2004 in Room 106 at the Metro Toronto Convention Centre, 255 Front Street West. Perhaps I will be smiling!!

I want to again highlight our website for you (www.fairfax.ca) and remind you that all of our Annual Reports since 1985 are available there, as well as links to the informative websites of our various individual companies. Our press releases and published financial statements are posted to our website immediately upon issuance. Our quarterly reports for 2004 will be posted to our website on the following days after the market close: first quarter – April 29, second quarter – July 29 and third quarter – October 28. Our 2004 Annual Report will be posted after market close on March 4, 2005.

I would like to thank the Board and the management and employees of all our companies for the outstanding results achieved in 2003. We look forward to continuing to produce excellent results in 2004 and beyond.

March 1, 2004

V. Prem Watsa
Chairman and
Chief Executive Officer

(This page intentionally left blank)

FAIRFAX FINANCIAL HOLDINGS LIMITED

Management’s Responsibility for the Financial Statements

The accompanying consolidated financial statements and all financial information in this Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial statements are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in this Annual Report is consistent with that in the financial statements.

Management is responsible for establishing and maintaining adequate internal controls. Management believes that Fairfax maintains effective internal controls over financial reporting, which are designed to permit the accurate and timely preparation of financial statements in accordance with generally accepted accounting principles in Canada.

We, as Fairfax’s Chief Executive Officer and Chief Financial Officer, will certify Fairfax’s annual disclosure document filed with the SEC (Form 40-F) as required by the United States Sarbanes-Oxley Act.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee. No Fairfax officer or employee is a member of the Audit Committee.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and management’s discussion and analysis; considers the report of the external auditors; assesses the adequacy of the internal controls of the Company; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, Fairfax’s internal controls and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders.

March 1, 2004

V. Prem Watsa Chairman and Chief Executive Officer	Trevor Ambridge Vice President and Chief Financial Officer

Auditors’ Report to the Shareholders

We have audited the consolidated balance sheets of Fairfax Financial Holdings Limited as at December 31, 2003 and 2002 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Toronto, Canada

February 5, 2004

Comment by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the change described in note 3 to the financial statements relating to goodwill. Our report to the shareholders dated February 5, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants
Toronto, Canada

February 5, 2004

Valuation Actuary’s Report

I have reviewed management’s valuation, including management’s selection of appropriate assumptions and methods, of the policy liabilities of the subsidiary insurance and reinsurance companies of Fairfax Financial Holdings Limited in its consolidated balance sheet as at December 31, 2003 and their change as reflected in its consolidated statement of earnings for the year then ended, in accordance with Canadian accepted actuarial practice.

In my opinion, management’s valuation is appropriate, except as noted in the following paragraph, and the consolidated financial statements fairly present its results.

Under Canadian accepted actuarial practice, the valuation of policy liabilities reflects the time value of money. Management has chosen not to reflect the time value of money in its valuation of the policy liabilities.

Richard Gauthier, FCIA, FCAS

PricewaterhouseCoopers LLP
Toronto, Canada

February 5, 2004

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Financial Statements

Consolidated Balance Sheets

as at December 31, 2003 and 2002

	2003	2002

	(US$ millions)
Assets
Cash and short term investments	346.4	304.6
Cash held in Crum & Forster interest escrow account	47.3	—
Marketable securities	16.5	23.1
Accounts receivable and other	2,112.3	2,271.9
Recoverable from reinsurers (including recoverables on paid losses – $654.2; 2002 – $623.2)	8,542.6	7,591.4

	11,065.1	10,191.0

Portfolio investments
Subsidiary cash and short term investments (market value – $5,710.6; 2002 – $1,705.5)	5,710.6	1,705.5
Bonds (market value – $4,644.8; 2002 – $7,513.5)	4,729.3	7,394.5
Preferred stocks (market value – $143.9; 2002 – $158.0)	142.3	160.1
Common stocks (market value – $1,428.5; 2002 – $712.4)	1,173.9	679.6
Investments in Hub, Zenith National and Advent (market value – $456.0; 2002 – $332.6)	387.6	354.3
Real estate (market value – $17.0; 2002 – $24.2)	12.2	20.5

Total (market value – $12,400.8; 2002 – $10,446.2)	12,155.9	10,314.5

Deferred premium acquisition costs	412.0	375.6
Future income taxes	968.3	977.3
Premises and equipment	98.7	111.7
Goodwill	214.3	185.3
Other assets	104.0	69.1

	25,018.3	22,224.5

See accompanying notes.

Signed on behalf of the Board

Director	Director

	2003	2002

	(US$ millions)
Liabilities
Lindsey Morden bank indebtedness	17.7	26.5
Accounts payable and accrued liabilities	1,413.0	1,278.3
Funds withheld payable to reinsurers	1,104.6	959.7

	2,535.3	2,264.5

Provision for claims	14,368.1	13,397.3
Unearned premiums	2,441.9	2,089.1
Long term debt	2,033.8	1,482.7
Purchase consideration payable	200.6	205.5
Trust preferred securities of subsidiaries	79.8	215.8

	19,124.2	17,390.4

Non-controlling interests	440.8	321.6

Shareholders’ Equity
Common stock	1,510.0	1,535.7
Other paid in capital	101.4	—
Preferred stock	136.6	136.6
Retained earnings	1,114.9	873.5
Currency translation account	55.1	(297.8)

	2,918.0	2,248.0

	25,018.3	22,224.5

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Earnings

for the years ended December 31, 2003, 2002 and 2001

	2003	2002	2001

	(US$ millions – except
	per share amounts)
Revenue
Gross premiums written	5,518.6	5,173.2	4,422.7

Net premiums written	4,448.1	4,033.9	3,263.1

Net premiums earned	4,209.0	3,888.6	3,108.9
Interest and dividends	330.1	418.6	440.3
Realized gains on investments	840.2	469.5	105.0
Realized gain on Northbridge IPO	5.7	–	–
Realized gain on OdysseyRe IPO	–	–	33.1
Claims fees	328.9	290.7	274.7

	5,713.9	5,067.4	3,962.0

Expenses
Losses on claims	3,240.6	2,998.7	2,627.8
Operating expenses	1,023.4	927.5	878.3
Commissions, net	776.1	706.2	673.6
Interest expense	146.3	87.0	109.0
Other costs and restructuring charges	–	70.0	31.8
Swiss Re premiums	–	2.7	92.9
Kingsmead losses	–	–	75.5
Negative goodwill	–	–	(50.8)

	5,186.4	4,792.1	4,438.1

Earnings (loss) from operations before income taxes	527.5	275.3	(476.1)
Provision for (recovery of) income taxes	191.9	150.0	(250.0)

Earnings (loss) from operations before extraordinary item	335.6	125.3	(226.1)
Negative goodwill	–	188.4	–

Net earnings (loss) before non-controlling interests	335.6	313.7	(226.1)
Non-controlling interests	(64.5)	(50.7)	2.3

Net earnings (loss)	271.1	263.0	(223.8)

Net earnings (loss) per share before extraordinary item and after non-controlling interests	$18.55	$5.01	$(18.13)
Net earnings (loss) per share	$18.55	$18.20	$(18.13)
Net earnings (loss) per diluted share	$18.23	$18.20	$(18.13)
Cash dividends paid per share	$0.98	$0.63	–
See accompanying notes.

Consolidated Statements of Retained Earnings

for the years ended December 31, 2003, 2002 and 2001

	2003	2002	2001

	(US$ millions)
Retained earnings – beginning of year	873.5	590.3	830.4
Change in accounting for negative goodwill	–	32.2	–

Retained earnings as restated – beginning of year	873.5	622.5	830.4
Net earnings (loss) for the year	271.1	263.0	(223.8)
Excess over stated value of shares purchased for cancellation	(4.9)	–	–
Common share dividends	(13.9)	(9.0)	–
Preferred share dividends	(9.8)	(8.3)	(8.4)
Cost of convertible debentures, net of tax	(1.1)	–	–
(Dividend tax) recovery	–	5.3	(7.9)

Retained earnings – end of year	1,114.9	873.5	590.3

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Cash Flows

for the years ended December 31, 2003, 2002 and 2001

	2003	2002	2001

	(US$ millions)
Operating activities
Earnings (loss) before non-controlling interests	335.6	313.7	(226.1)
Amortization	52.1	42.9	45.5
Future income taxes	127.0	114.8	(248.9)
Negative goodwill	–	(188.4)	(50.8)
Gains on investments	(845.9)	(469.5)	(138.1)

	(331.2)	(186.5)	(618.4)
Increase (decrease) in:
Provision for claims	759.5	(492.5)	427.7
Unearned premiums	235.7	415.6	227.1
Accounts receivable and other	257.4	(135.6)	(213.8)
Recoverable from reinsurers	(793.5)	450.6	(664.0)
Funds withheld payable to reinsurers	141.6	(164.6)	238.5
Accounts payable and accrued liabilities	59.8	122.5	193.1
Other	62.4	119.3	(179.2)

Cash provided by (used in) operating activities	391.7	128.8	(589.0)

Investing activities
Investments – purchases	(11,280.6)	(5,354.5)	(1,165.7)
– sales	14,483.6	5,498.4	1,624.2
Sale of marketable securities	6.6	28.8	8.6
Purchase of capital assets	(29.9)	(23.9)	(42.8)
Investments in Hub, Zenith National and Advent	–	(29.1)	(59.9)
Purchase of subsidiaries, net of cash acquired	18.7	(53.0)	26.1
Net proceeds on Northbridge IPO	148.9	–	–
Net proceeds on OdysseyRe IPO	–	–	284.8
Non-controlling interests	–	(6.9)	–

Cash provided by investing activities	3,347.3	59.8	675.3

Financing activities
Subordinate voting shares issued (repurchased)	(30.6)	(16.7)	156.0
Trust preferred securities of subsidiary repurchased	(136.0)	(4.1)	(35.0)
Issue of OdysseyRe debt	225.0	110.0	150.0
Issue of Crum & Forster debt	300.0	–	–
Issue of convertible debentures	200.0	–	–
Long term debt – repayment	(179.3)	(88.5)	(7.5)
Purchase consideration	(23.3)	–	–
Bank indebtedness	(8.8)	(0.8)	0.6
Common share dividends	(13.9)	(9.0)	–
Preferred share dividends	(9.8)	(8.3)	(8.4)

Cash provided by (used in) financing activities	323.3	(17.4)	255.7

Foreign currency translation	31.9	(44.1)	(60.7)

Increase in cash resources	4,094.2	127.1	281.3
Cash resources – beginning of year	2,010.1	1,883.0	1,601.7

Cash resources – end of year	6,104.3	2,010.1	1,883.0

See accompanying notes.

Cash resources consist of cash and short term investments, including subsidiary cash and short term investments. Short term investments are readily convertible into cash and have maturities of three months or less.

Notes to Consolidated Financial Statements

for the years ended December 31, 2003, 2002 and 2001
(in US$ millions except per share amounts and as otherwise indicated)

1.      Business Operations

The company is a financial services holding company which, through its subsidiaries, is principally engaged in property and casualty insurance conducted on a direct and reinsurance basis, investment management and insurance claims management.

2.      Change in Reporting Currency and Functional Currency

As the majority of the company’s operations are in the United States or conducted in U.S. dollars, effective December 31, 2003, the company is reporting its consolidated financial statements in U.S. dollars, in order to provide more meaningful information to its financial statement users. To effect this conversion, the consolidated financial statements have been translated into U.S. dollars using the current rate method, pursuant to which the consolidated statements of earnings and cash flows have been translated using the average rate of exchange for the relevant year, all assets and liabilities have been translated using the relevant year end rate of exchange and both common stock and preferred stock have been translated using the rates of exchange in effect as of the dates of the various capital transactions. Foreign exchange differences arising from the translation as described above have been recorded in the currency translation account which is included as a separate component of shareholders’ equity. All comparative financial information has been restated to reflect the company’s results as if they had been historically reported in U.S. dollars.

Currency Translation Account	2003	2002	2001
Balance – beginning of year	(297.8)	(237.7)	(111.9)
Foreign exchange impact from foreign denominated net assets	61.5	(4.9)	131.5
Foreign exchange impact from hedges (U.S. denominated debt and forward contracts, net of tax of $25.7 in 2003)	291.4	(55.2)	(257.3)

Balance – end of year	55.1	(297.8)	(237.7)

The company (i.e. the holding company) has also determined, effective January 1, 2004, that its functional currency is U.S. dollars. This change from Canadian dollars, which will be accounted for on a prospective basis, is based primarily on the fact that with the termination of the U.S. forward contracts and the repayment of the Canadian dollar denominated debt, the holding company balance sheet will be fully exposed to the U.S. dollar. In addition, based on analysis of the underlying cash flows, management has determined that these cash flows will be primarily denominated in U.S. dollars and that future dividend payments will likely be denominated in U.S. dollars.

3.      Summary of Significant Accounting Policies

The preparation of financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and

FAIRFAX FINANCIAL HOLDINGS LIMITED

expenses during the periods covered by the financial statements. The principal financial statement components subject to measurement uncertainty include the provision for claims (note 5), other-than-temporary declines in the value of investments (note 4), the allowance for unrecoverable reinsurance (note 9), the carrying value of future tax assets (note 10) and the valuation of goodwill (note 3). Actual results could differ from those estimates.

Principles of consolidation

The consolidated financial statements include the accounts of the company and all of its subsidiaries:

Canadian Insurance

Northbridge Financial Corporation
  (Northbridge)

U.S. Insurance

Crum & Forster Holdings, Inc. (C&F)
Falcon Insurance Company Limited
Fairmont Specialty Group
  (Fairmont)
Old Lyme Insurance Company of Rhode
  Island, Inc. (transferred to runoff effective
January 1, 2004)	Reinsurance

Odyssey Re Holdings Corp. (OdysseyRe)

Runoff and Other

U.S. runoff consists of:
TIG Insurance Company (TIG)
European runoff consists of:
nSpire Re Limited (formerly ORC Re Limited)
Sphere Drake Insurance Limited (Sphere
  Drake)
RiverStone Insurance (UK) Limited
Group Re consists of:
CRC (Bermuda) Reinsurance Limited
Wentworth Insurance Company Ltd.
Retention of U.S. business in nSpire Re

Other Hamblin Watsa Investment Counsel Ltd. (Hamblin Watsa) (investment management) Lindsey Morden Group Inc. (Lindsey Morden) (insurance claims management)

All subsidiaries are wholly-owned except for OdysseyRe with a voting and equity interest of 80.6% (2002 – 73.8%), Northbridge with a voting and equity interest of 71.0% (2002 – 100.0%) and Lindsey Morden with a 75.0% equity and 89.5% voting interest (2002 – 75.0% and 89.5%). The company has investments in Hub International Limited with a 26.1% (2002 – 28.7%) interest and Advent Capital (Holdings) PLC with a 46.8% interest (2002 – 46.8%), which are accounted for on the equity basis. The company also has an investment in Zenith National Insurance Corp. (“Zenith”) with a 42.0% (2002 – 42.0%) equity interest which is accounted for on the cost basis, as the company does not currently have the ability to exercise significant influence over Zenith. In 1999, at the time of the company’s initial investment in Zenith, it entered into a Standstill Agreement with Zenith whereby the company would have no Board of Directors representation and is precluded from, directly or indirectly, acting, alone or with others, to seek to acquire or affect control or influence the management, Board of Directors or policies of Zenith. This agreement will remain in effect until the earlier of December 31, 2006 and the date on which the current President and Chairman of Zenith no longer holds those positions. Further, Fairfax entered into a Proxy Agreement dated March 28, 2002, giving an independent trustee the proxy to vote the company’s shares of Zenith in the same proportion as the votes cast by all other voting shareholders of Zenith (except in the event of a hostile proxy contest, when the trustee will vote as recommended by the management of Zenith).

Acquisitions are accounted for by the purchase method, whereby the results of acquired companies are included only from the date of acquisition. Divestitures are included up to the date of disposal.

Premiums

Insurance and reinsurance premiums are taken into income evenly throughout the terms of the related policies.

Deferred premium acquisition costs

Certain costs, consisting of brokers’ commissions and premium taxes, of acquiring insurance premiums are deferred, to the extent that they are considered recoverable, and charged to income as the premiums are earned. The ultimate recoverability of deferred premium acquisition costs is determined without regard to investment income.

Investments

Bonds are carried at amortized cost providing for the amortization of the discount or premium on a yield to maturity basis. Preferred and common stocks are carried at cost. Real estate is carried at cost. When there has been a loss in value of an investment that is other than temporary, the investment is written down to its estimated net realizable value. Such writedowns are reflected in realized gains (losses) on investments.

The company purchases foreign currency financial instruments to hedge its foreign equity portfolio. At December 31, 2003, the company held a Yen/ U.S. cross currency swap of Yen 16.5 billion with a fair value of $1.5 maturing April 2, 2004 which was designated as a hedge of the foreign exchange exposure of various Japanese equities. In 2002 the company had Yen 10.2 billion of forward contracts which matured in 2003 and which had been designated as hedges. Once the securities are sold, the contracts are closed out and any gain or loss is then included in realized gains (losses) on investments. Gains or losses on contracts in excess of hedging requirements are recorded in earnings as they arise.

Provision for claims

Claim provisions are established by the case method as claims are reported. For reinsurance, the provision for claims is based on reports and individual case estimates received from ceding companies. The estimates are regularly reviewed and updated as additional information on the estimated claims becomes known and any resulting adjustments are included in earnings. A provision is also made for management’s calculation of factors affecting the future development of claims including claims incurred but not reported (IBNR) based on the volume of business currently in force and the historical experience on claims.

Translation of foreign currencies

Until the holding company changes its functional currency to U.S. dollars (see note 2), the accounting records are maintained in Canadian dollars and are then converted to U.S. dollars for reporting purposes using the current rate method as disclosed in note 2.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Assets and liabilities in foreign currencies are translated into Canadian dollars at year-end exchange rates. Revenues and expenses are translated at the exchange rates in effect at the date incurred. Realized gains and losses on foreign exchange transactions are recognized in the statements of earnings.

The operations of the company’s subsidiaries (principally in the United States and the United Kingdom) are self-sustaining. As a result, the assets and liabilities of the non Canadian dollar denominated subsidiaries are translated at the year-end rates of exchange. Revenue and expenses are translated at the average rate of exchange for the year. Historically, the company had entered into foreign currency contracts from time to time to hedge the foreign currency exposure related to its net investments in self-sustaining U.S. operations. Such contracts were translated at the year-end rates of exchange. The remaining contracts were terminated during the year.

Goodwill

Prior to January 1, 2002, the excess of purchase cost over the fair value of the net assets of acquired businesses was amortized on the straight line basis over their estimated useful lives which ranged from ten years for Hamblin Watsa and insurance company acquisitions to forty years for Lindsey Morden.

Effective January 1, 2002, in accordance with changes to Canadian GAAP, goodwill is no longer being amortized to earnings over its estimated useful life. The carrying value of goodwill will be charged to earnings if and to the extent that it is determined that an impairment in value exists. The company assesses the carrying value of goodwill based on the underlying discounted cash flows and operating results of its subsidiaries. Management has compared the carrying value of goodwill balances as at December 31, 2003 and the estimated fair values of the underlying operations and concluded that there was no impairment in the value of goodwill except for $4.7 at Lindsey Morden. The estimated fair values are sensitive to the cash flow projections and discount rates used in the valuation.

In addition, effective January 1, 2002, the excess of the fair value of net assets acquired over the purchase price paid for acquired businesses (negative goodwill) is no longer amortized to earnings. Consequently, effective January 1, 2002, the company’s negative goodwill balance of $32.2 was added to shareholders’ equity as an adjustment to opening retained earnings. Negative goodwill arising on acquisitions during the year is recognized as an extraordinary item.

Had the above-mentioned changes in accounting policy been adopted retroactively, their impact on the prior periods would have been as follows:

(a)	negative goodwill amortization would have reduced net earnings by $50.8 for the year ended December 31, 2001; and

(b)	goodwill amortization would have increased net earnings by $10.5 for the year ended December 31, 2001.

These changes would have resulted in a reduction of net earnings of $40.3 and in a reduction of previously reported earnings per share and earnings per share before extraordinary item and after non-controlling interests of $3.04, resulting in adjusted earnings (loss) per share and adjusted earnings per share before extraordinary item and after non-controlling interests of $(21.17) for the year ended December 31, 2001. The net impact on shareholders’ equity at December 31, 2002 after these changes in accounting policies was an increase of $32.2, as described above.

Reinsurance

The company reflects third party reinsurance balances on the balance sheet on a gross basis to indicate the extent of credit risk related to third party reinsurance and its obligations to policyholders and on a net basis in the statement of earnings to indicate the results of its retention of premiums written.

In order to control the company’s exposure to loss from adverse development of reserves or reinsurance recoverables on pre-acquisition reserves of companies acquired or from future adverse development on long tail latent or other potentially volatile claims, and to protect capital, the company obtains vendor indemnities or purchases excess of loss reinsurance protection from reinsurers. For excess of loss reinsurance treaties (other than vendor indemnities), the company generally pays the reinsurer a premium as losses from adverse development are ceded under the treaty. The company records both the premium charge and the related reinsurance recovery in its consolidated statement of earnings in the period in which the adverse development is ceded to the reinsurer.

Income taxes

Income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases based on tax rates which are expected to be in effect when the asset or liability is settled.

FAIRFAX FINANCIAL HOLDINGS LIMITED

4.	Investment Information
Portfolio investments comprise:

	2003				2002
		Gross	Gross			Gross	Gross
	Carrying	Unrealized	Unrealized	Estimated	Carrying	Unrealized	Unrealized	Estimated
	Value	Gains	Losses	Fair Value	Value	Gains	Losses	Fair Value
Subsidiary cash and short term investments	5,710.6	–	–	5,710.6	1,705.5	–	–	1,705.5
Bonds
Canadian – government	663.0	49.9	(5.1)	707.8	448.5	25.0	(1.5)	472.0
– corporate	425.6	22.9	–	448.5	322.7	20.6	(8.5)	334.8
U.S. – government	2,397.3	6.4	(185.1)	2,218.6	4,196.2	8.5	(25.1)	4,179.6
– corporate	811.4	63.9	(10.0)	865.3	2,077.7	160.5	(60.2)	2,178.0
Other – government	242.4	18.8	–	261.2	338.1	2.7	(8.0)	332.8
– corporate	189.6	7.6	(53.8)	143.4	11.3	5.0	–	16.3
Preferred stocks
Canadian	142.3	1.6	–	143.9	129.7	0.1	–	129.8
U.S.	–	–	–	–	30.4	–	(2.2)	28.2
Common stocks
Canadian	192.1	59.7	(0.3)	251.5	137.5	7.4	(3.5)	141.4
U.S.	333.3	49.1	(1.8)	380.6	141.0	29.9	(14.0)	156.9
Other	648.5	155.1	(7.2)	796.4	401.1	23.9	(10.9)	414.1
Hub, Zenith National and Advent	387.6	68.4	–	456.0	354.3	–	(21.7)	332.6
Real estate	12.2	4.8	–	17.0	20.5	3.7	–	24.2

	12,155.9	508.2	(263.3)	12,400.8	10,314.5	287.3	(155.6)	10,446.2

The estimated fair values of debt securities and preferred and common stocks in the table above are based on quoted market values.

Management has reviewed currently available information regarding those investments whose estimated fair value is less than carrying value at December 31, 2003. Debt securities whose carrying value exceeds market value can be held until maturity. All investments have been reviewed to ensure that corporate performance expectations have not changed significantly to adversely affect the market value of these securities other than on a temporary basis. The company has made investments in certain high yield debt securities for which the market value of the investments is below the cost to the company. The company has written down the carrying value of these investments to reflect an other than temporary decline in value. The carrying values have been written down to the company’s assessment of the underlying fair value of the investments. The company may not view the current quoted market value as being reflective of the underlying value of the investments. At December 31, 2003, the company had total bonds rated less than investment grade with an aggregate carrying value of $444.6, aggregate quoted market value of $371.6, gross unrealized gains of $10.1 and gross unrealized losses of $83.1.

The company’s subsidiaries have pledged cash and investments of $2.0 billion as security for their own obligations to pay claims or make premium payments (these pledges are either direct or to support letters of credit). These pledges are in the normal course of business and are generally released when the payment obligation is fulfilled.

Liquidity and Interest Rate Risk

Maturity profile as at December 31, 2003 and 2002:

	Within 1	1 to 5	6 to 10	Over 10	2003
	Year	Years	Years	Years	Total
Bonds (carrying value)	$780.3	$1,120.8	$472.9	$2,355.3	$4,729.3
Effective interest rate					4.9%

	Within 1	1 to 5	6 to 10	Over 10	2002
	Year	Years	Years	Years	Total
Bonds (carrying value)	$495.4	$2,003.9	$1,072.2	$3,823.0	$7,394.5
Effective interest rate					5.5%

Bonds are classified at the earliest of the available maturity dates.

Investment Income

	2003	2002	2001
Interest and dividends:
Cash and short term investments	51.4	36.0	55.0
Bonds	216.2	347.4	349.7
Preferred stocks	7.3	4.2	2.3
Common stocks	70.7	38.1	38.7

	345.6	425.7	445.7
Expenses	(15.5)	(7.1)	(5.4)

	330.1	418.6	440.3

Realized gains on investments:
Bonds	686.3	322.9	18.4
Preferred stocks	0.1	7.6	0.4
Common stocks	188.6	158.0	111.6
Repurchase of notes and trust preferred securities	–	20.2	–
Northbridge IPO	5.7	–	–
OdysseyRe IPO	–	–	33.1
Other	(2.8)	(5.5)	(1.2)
Provision for losses and writedowns	(32.0)	(33.7)	(24.2)

	845.9	469.5	138.1

Net investment income	1,176.0	888.1	578.4

FAIRFAX FINANCIAL HOLDINGS LIMITED

5.	Provision for Claims

The provisions for unpaid claims and adjustment expenses and for the third party reinsurers’ share thereof are estimates subject to variability, and the variability could be material in the near term. The variability arises because all events affecting the ultimate settlement of claims have not taken place and may not take place for some time. Variability can be caused by receipt of additional claim information, changes in judicial interpretation of contracts or liability, significant changes in severity or frequency of claims from historical trends, expansion of coverage to include unanticipated exposures, or a variety of other reasons. The estimates are principally based on the company’s historical experience. Methods of estimation have been used which the company believes produce reasonable results given current information.

Changes in claim liabilities recorded on the balance sheet for the years ended December 31, 2003 and 2002 and their impact on unpaid claims and allocated loss adjustment expenses for these two years are as shown in the following table:

	2003	2002
Unpaid claim liabilities – beginning of year – net	6,917.6	6,706.4
Foreign exchange effect of change in claim liabilities	173.0	11.8
Increase in estimated losses and expenses for losses occurring in prior years	456.3	336.6
Recovery under Swiss Re cover	(263.6)	(5.2)
Provision for losses and expenses on claims occurring in the current year	2,834.4	2,617.2
Paid on claims occurring during:
the current year	(597.0)	(689.0)
prior years	(2,615.8)	(2,111.0)
Unpaid claim liabilities at December 31 of:
First Capital	–	10.3
Old Lyme	–	40.5

Unpaid claim liabilities – end of year – net	6,904.9	6,917.6
Unpaid claim liabilities at December 31 of Federated Life	24.1	18.3

Unpaid claim liabilities – end of year – net	6,929.0	6,935.9
Reinsurance gross-up	7,439.1	6,461.4

Unpaid claim liabilities – end of year – gross	14,368.1	13,397.3

The foreign exchange effect of change in claim liabilities results from the fluctuation of the value of the U.S. dollar in relation to the Canadian dollar and European currencies. With the assignment of the Swiss Re cover to nSpire Re effective December 31, 2002, the $147.8 cost of the related cessions have been charged to net premiums earned for the year ended December 31, 2003 and had been charged to expenses in 2002 and 2001.

The basic assumptions made in establishing actuarial liabilities are best estimates of possible outcomes. The company presents its claims on an undiscounted basis.

6.      Long Term Debt

The long term debt at December 31 consists of the following balances:

	2003	2002
Fairfax unsecured senior notes at 7.75% due December 15, 2003(1)	–	100.0
Fairfax unsecured senior note of Cdn$25 at 7.75% due December 15, 2003(1)	–	15.8
Fairfax unsecured senior notes at 7 3/8% due March 15, 2006	275.0	275.0
Fairfax €45.7 secured debt at 2 1/2% due February 27, 2007 (effectively a €30.5 debt at 8%)(4)	49.7	39.6
Fairfax unsecured senior notes at 6.875% due April 15, 2008(1)(2)	170.0	170.0
Fairfax unsecured senior notes at 8.25% due October 1, 2015(2)	100.0	100.0
Fairfax unsecured senior notes at 7.375% due April 15, 2018(1)(2)(3)	190.2	190.2
Fairfax unsecured senior notes at 8.30% due April 15, 2026(1)(2)	102.6	102.6
Fairfax unsecured senior notes at 7.75% due July 15, 2037 (1)(2)	105.5	105.5
Fairfax 5% convertible senior debentures due July 15, 2023(5)	99.0	–
Fairfax Inc. 3.15% exchangeable debenture due March 3, 2010(6)	78.0	–
TIG senior unsecured non-callable notes at 8.125% due April 15, 2005	97.7	99.7
Other long term debt of TIG	–	7.6
OdysseyRe senior unsecured non-callable notes at 7.49% due November 30, 2006	40.0	90.0
OdysseyRe convertible senior debentures at 4.375% due June 22, 2022(9)	110.0	110.0
OdysseyRe unsecured senior notes at 7.65% due November 1, 2013(7)	225.0	–
Crum & Forster unsecured senior notes at 10 3/8% due June 15, 2013(8)	300.0	–
Lindsey Morden unsecured Series B debentures of Cdn$125 at 7% due June 16, 2008	96.7	79.1
Other long term debt of Lindsey Morden	0.8	2.8

	2,040.2	1,487.9
Less: Lindsey Morden debentures held by Fairfax	(6.4)	(5.2)

	2,033.8	1,482.7

(1)	During 2003, the company purchased for cancellation $44.5 (2002 – $25.6) of its notes at a cost of $44.5 (2002 – $13.4). The notes purchased in 2003 were notes maturing primarily in 2003.
(2)	During 2002, the company closed out the swaps for this debt and deferred the resulting gain of approximately $59.4 which will be amortized to earnings over the remaining term to maturity.
(3)	During 1998, the company swapped $125 of its debt at 7.375% due April 15, 2018 for Japanese yen denominated debt of the same maturity, with fixed interest at 3.48% per annum. Effective January 1, 2002, in accordance with changes to Canadian GAAP, foreign exchange gains and losses on long term debt are recognized immediately in earnings. As at December 31, 2002, the unrealized loss from the foreign exchange component of the yen debt swap was $8.5. Previously, this amount would have been amortized to earnings over the term to maturity. In 2003, the foreign exchange exposure on the yen debt swap is hedged as described in note 3.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(4)	Secured by LOCs issued under a separate banking facility from the company’s syndicated bank facility.
(5)	Each $1,000 principal amount of debentures is convertible under certain circumstances into 4.7057 subordinate voting shares ($212.51 per share). Prior to July 15, 2008, the company may redeem the debentures (effectively forcing conversion) if the share price exceeds $293.12 for 20 trading days in any 30-day trading period. The company may redeem the debentures at any time commencing July 15, 2008, and the debenture holders can put their debentures to the company for repayment on July 15, 2008, 2013 and 2018. The company has the option to repay the debentures in cash, subordinate voting shares or a combination thereof. In accordance with Canadian GAAP, these convertible debentures are recorded as components of debt and equity. The present value of the interest cost associated with these debentures, discounted at 8% per annum, is presented as debt of $99.0. The value of the conversion option and the present value of the principal amount of the debentures on maturity, discounted at 8% per annum, aggregating $101.4, is included in other paid in capital. The paid in capital amount is net of issue costs of $1.8 after tax. The amortization of the net present value of the principal amount of the debentures is charged to retained earnings ($1.1 in 2003).
(6)	Exchangeable at the holder’s option in November 2004 and February 2005 into an aggregate of 4,300,000 OdysseyRe common shares.
(7)	Redeemable at OdysseyRe’s option at any time.
(8)	$63.1 of the proceeds was placed in an interest escrow account, to fund the first four interest payments. At December 31, 2003, the balance in the interest escrow account was $47.3 after one semi-annual interest payment.
(9)	Redeemable at OdysseyRe’s option beginning June 22, 2005. Each holder may, at its option, require OdysseyRe to repurchase all or a portion of this debt (for cash or OdysseyRe common shares, at OdysseyRe’s option) on June 22, 2005, 2007, 2009, 2012 and 2017. Convertible at the holder’s option, under certain circumstances, into OdysseyRe common shares in the ratio of 46.9925 OdysseyRe shares for every $1,000 principal amount of this debt.

Interest expense on long term debt amounted to $144.8 (2002 – $85.3; 2001 – $106.3). Interest expense on Lindsey Morden’s bank indebtedness amounted to $1.5 (2002 – $1.7; 2001 – $2.7).

Principal repayments are due as follows:

2004	0.6
2005	97.8
2006	315.1
2007	49.7
2008	260.3
Thereafter	1,310.3

7.      Trust Preferred Securities of Subsidiaries

TIG Holdings has issued $125 of 8.597% junior subordinated debentures to TIG Capital Trust (a statutory business trust subsidiary of TIG Holdings) which, in turn, has issued $125 of 8.597% mandatory redeemable capital securities, maturing in 2027. During 2002, the company acquired $10.2 of these trust preferred securities for approximately $4.1.

In February 2003, the company redeemed its $136 of Redeemable Hybrid Income Overnight Shares (RHINOS) (136,000 trust preferred securities) for $136.

8.      Capital Stock

Authorized capital

The authorized share capital of the company consists of an unlimited number of preferred shares issuable in series, an unlimited number of multiple voting shares carrying ten votes per share and an unlimited number of subordinate voting shares carrying one vote per share.

Issued capital

	2003		2002		2001
	number	$	number	$	number	$
Multiple voting shares	1,548,000	3.8	1,548,000	3.8	1,548,000	3.8
Subordinate voting shares	13,151,218	1,519.3	13,391,918	1,545.0	13,602,118	1,561.6

	14,699,218	1,523.1	14,939,918	1,548.8	15,150,118	1,565.4
Interest in shares held through ownership interest in shareholder	(799,230)	(13.1)	(799,230)	(13.1)	(799,230)	(13.1)

Net shares effectively outstanding	13,899,988	1,510.0	14,140,688	1,535.7	14,350,888	1,552.3

Fixed/floating cumulative redeemable (at the company’s option) preferred shares, Series A, with a fixed dividend of 6.5% per annum until November 30, 2004 and stated capital of Cdn$25 per share	8,000,000	136.6	8,000,000	136.6	8,000,000	136.6

Under the terms of normal course issuer bids approved by the Toronto Stock Exchange, during 2003 the company purchased and cancelled 240,700 (2002 – 210,200) subordinate voting shares for an aggregate cost of $30.6 (2002 – $16.7), of which $4.9 (2002 – nil) was charged to retained earnings.

On November 20, 2001, the company issued 1,250,000 subordinate voting shares at Cdn$200 (US$125.53) per share for net proceeds of $156.0.

9.      Reinsurance

The company follows the policy of underwriting and reinsuring contracts of insurance and reinsurance which, depending on the type of contract, generally limits the liability of the individual insurance and reinsurance subsidiaries to a maximum amount on any one loss of $10. Reinsurance is generally placed on an excess of loss basis in several layers. The company’s

FAIRFAX FINANCIAL HOLDINGS LIMITED

reinsurance does not, however, relieve the company of its primary obligation to the policyholders.

The company has guidelines and a review process in place to assess the creditworthiness of the companies to which it cedes.

The company makes specific provisions against reinsurance recoverable from companies considered to be in financial difficulty. In addition, the company records a general allowance based upon analysis of historical recoveries, the level of allowance already in place and management’s judgment on future collectibility. The allocation of the allowance for loss is as follows:

	2003	2002
Specific	382.0	462.3
General	109.9	152.5

Total	491.9	614.8

During the year, the company ceded premiums earned of $1,350.4 (2002 – $903.2; 2001 – $1,234.5) and claims incurred of $1,614.3 (2002 – $826.3; 2001 – $2,323.0).

10.     Income Taxes

The company’s provision for (recovery of) income taxes is as follows:

	2003	2002	2001
Current	64.9	35.2	(1.2)
Future	127.0	114.8	(248.8)

	191.9	150.0	(250.0)

The provision for income taxes differs from the statutory tax rate as certain sources of income are exempt from tax or are taxed at other than the statutory rate. A reconciliation of income tax calculated at the statutory tax rate with the income tax provision at the effective tax rate in the financial statements is summarized in the following table:

	2003	2002	2001
Provision for (recovery of) income taxes at statutory income tax rate	193.2	106.2	(200.0)
Non-taxable investment income	(18.8)	(10.5)	(36.4)
Tax rate differential on income earned outside Canada	(6.2)	(69.9)	7.2
Negative goodwill amortization	–	–	(21.3)
Change in tax rate for future income taxes	(14.2)	(8.0)	0.9
Unrecorded tax benefit of losses and utilization of prior years’ losses	37.9	132.2	(0.4)

Provision for (recovery of) income taxes	191.9	150.0	(250.0)

Future income taxes of the company are as follows:

	2003	2002
Operating and capital losses	613.5	653.7
Claims discount	251.9	240.2
Unearned premium reserve	84.6	79.8
Deferred premium acquisition cost	(92.5)	(89.4)
Investments	–	8.1
Allowance for doubtful accounts	21.2	25.8
Other	89.6	76.9
Valuation allowance	–	(17.8)

Future income taxes	968.3	977.3

The company has loss carryforwards in the U.S. of approximately $1.5 billion of which the bulk expire in 2020 through 2023.

Management reviews the valuation of the future income taxes on an ongoing basis and adjusts the valuation allowance, as necessary, to reflect its anticipated realization. Management expects that these future income taxes will be realized in the normal course of operations.

11.     Statutory Requirements

The company’s insurance and reinsurance subsidiaries are subject to certain requirements and restrictions under their respective insurance company Acts including minimum capital requirements and dividend restrictions.

At December 31, 2003, statutory surplus, determined in accordance with the various insurance regulations, amounted to $1.9 billion (2002 – $1.3 billion) for the insurance subsidiaries, $1.6 billion (2002 – $1.0 billion) for the reinsurance subsidiaries and $1.1 billion (2002 – $1.6 billion) for the runoff subsidiaries. $0.3 billion (2002 – $0.6 billion) of OdysseyRe’s statutory surplus is also included in TIG’s statutory surplus which is included in the runoff subsidiaries.

12.     Contingencies and Commitments

In 2000, the legal proceedings commenced by Sphere Drake in 1999 against a group of agents and intermediaries whom it alleged fraudulently obtained and utilized a binding authority to write reinsurance contracts which expose Sphere Drake to significantly under-priced U.S. workers’ compensation business, which was filed in New York, was dismissed as to most defendants primarily on the ground that London, England was a more convenient forum in which the dispute should be resolved. Sphere Drake subsequently commenced proceedings in the Commercial Court in London, England against its agent and the agent of the cedants, alleging fraud and breach of duty. Sphere Drake had rescinded the majority of the inward reinsurance contracts placed under the binding authority and is defending arbitration proceedings initiated by the cedants of a number of those contracts. On July 8, 2003, the Commercial Court released a judgment finding in Sphere Drake’s favour. The judgment upheld Sphere Drake’s allegation that in accepting business, the underwriting agents acted in dishonest breach of fiduciary duties owed to Sphere Drake, that the brokers dishonestly assisted

FAIRFAX FINANCIAL HOLDINGS LIMITED

in committing those breaches, and that the underwriting agents and the brokers were both dishonest and collusive. The judge has therefore found for Sphere Drake on all material grounds on which Sphere Drake contends that it is entitled to avoid paying losses under the inward reinsurance contracts purportedly placed on its behalf under the binding authority.

This judgment confirms the company’s belief that the likely ultimate net liability which might arise in respect of this business will not be material to Sphere Drake’s financial position.

Subsidiaries of the company are also defendants in several damage suits and have been named as third party in other suits. The uninsured exposure to the company is not considered to be material to the company’s financial position.

In addition to the secured letters of credit referred to in note 4, at December 31, 2003 letters of credit aggregating $301.9, secured under the company’s syndicated bank loan facility or as described subsequently in this note, had been issued upon the company’s application and pledged as security for subsidiaries’ reinsurance balances, all relating to intercompany reinsurance between subsidiaries. Since December 31, 2003, $19.9 of those letters of credit were returned for cancellation. The remaining letters of credit aggregating $282.0 are currently effectively secured by the assets held in trust derived from the premiums on the company’s corporate insurance cover ultimately reinsured with a Swiss Re subsidiary, and the interest thereon. The lenders have the ability, in the event of a default, to cause the commutation of this cover, thereby gaining access to the above-mentioned assets.

The company under certain circumstances may be obligated to purchase loans to officers and directors of the company and its subsidiaries from Canadian chartered banks totalling $8.9 (2002 – $11.5) for which 204,986 (2002 – 252,911) subordinate voting shares of the company with a year-end market value of $35.8 (2002 – $19.4) have been pledged as security.

The company also has a restricted stock plan for management of the holding company and the management of its subsidiaries with vesting periods of up to ten years from the date of grant. At December 31, 2003, 210,464 (2002 – 197,381) subordinate voting shares had been purchased for the plan at a cost of $44.1 (2002 – $43.5).

Shares for the above-mentioned plans are purchased on the open market. The costs of these plans are amortized to compensation expense over the vesting period. Amortization expense for the year for these plans amounted to $7.7 (2002 – $7.1; 2001 – $5.1).

13.     Operating Leases

Aggregate future minimum commitments at December 31, 2003 under operating leases relating to premises, automobiles and equipment for various terms up to ten years are as follows:

2004	69.6
2005	61.6
2006	48.2
2007	36.6
2008	27.2
Thereafter	98.5

14.     Earnings per Share

Earnings per share are calculated after providing for dividends and dividend tax on the Series A fixed/floating cumulative redeemable preferred shares.

The weighted average number of shares for 2003 was 14,024,338 (2002 – 14,283,735; 2001 – 13,241,299).

15.     Acquisitions and Divestitures

Year ended December 31, 2003

On May 28 and June 10, 2003, Northbridge, the Canadian holding company for Lombard Canada Ltd., Commonwealth Insurance Company, Markel Insurance Company of Canada and Federated Holdings of Canada Ltd. and their respective subsidiaries, issued an aggregate of 14,740,000 common shares in an initial public offering at Cdn $15 (US$10.82) per share. Net proceeds (after expenses of issue) were $148.9 (Cdn $206.4). After the offering, Fairfax held 36.1 million (71.0%) of Northbridge’s common shares. Fairfax recorded a $5.7 (Cdn $8.0) gain on its effective sale of a 29.0% interest in Northbridge which is included in realized gains on investments in the consolidated statement of earnings.

On May 30, 2003, Lindsey Morden acquired all of the outstanding common shares of RSKCo Services, Inc. (“RSKCo”), a claims management service provider in the U.S. The purchase price payable is estimated to be $10.1 and the fair value of the assets acquired including goodwill of approximately $4.7 and liabilities assumed would both be $37.7.

On March 3, 2003, the company purchased an additional 4,300,000 outstanding common shares of OdysseyRe for $18.15 per share, increasing its interest in OdysseyRe from 73.8% to 80.6%. As consideration, the company issued seven-year 3.15% notes exchangeable in November 2004 and February 2005 into the same number of OdysseyRe shares purchased.

Year ended December 31, 2002

On September 10, 2002, OdysseyRe acquired 56.0% of First Capital Insurance Limited, a Singapore insurance company, for $17.8. At the date of acquisition, the acquired company had $48.8 in total assets and $17.8 in total liabilities.

On August 28, 2002, the company invested an additional $29.3 (£19.4) in Advent Capital (Holdings) PLC of the U.K., thereby increasing its ownership to 46.8% from 22.0%.

Effective May 30, 2002, the company acquired Old Lyme Insurance Company of Rhode Island, Inc. and Old Lyme Insurance Company Ltd. from its equity investee, Hub International Limited, for cash consideration of $43.5, which approximated the fair value of the net assets acquired. At the date of acquisition, the acquired companies had $108.2 in total assets and $64.7 in total liabilities.

Year ended December 31, 2001 and prior

On June 14, 2001, OdysseyRe, the U.S. holding company for Odyssey America Re and its subsidiaries, issued 17,142,857 common shares, in an initial public offering, at $18 per share for net proceeds (after expenses of issue) of $284.8. Fairfax and its wholly-owned subsidiary, TIG, received $233.5 in cash from these proceeds. After the offering, Fairfax and TIG held

FAIRFAX FINANCIAL HOLDINGS LIMITED

48 million (73.7%) of OdysseyRe’s common shares and a $200 ORH three year term note bearing interest at the rate of 2.25% over LIBOR and repayable in annual principal payments of $66.7 beginning June 30, 2002. The company recorded a gain of $33.1 on its effective sale of a 26.3% interest in ORH.

As part of the acquisition of TIG on April 13, 1999, the company acquired a 90% ownership in Kingsmead Managing Agency, a managing agent for three Lloyd’s syndicates for which TIG provided underwriting capacity. On June 29, 2000, the company entered into an agreement to sell Kingsmead to Advent Capital (Holdings) PLC for a 22% interest in Advent, which closed on November 16, 2000. There was no gain or loss on the sale. The company recorded operating losses from the Kingsmead-managed syndicates of $33.0 for the year ended December 31, 2000. For the year ended December 31, 2001, the company recorded a loss of $75.5 from its liability for 2000 and prior underwriting years of those syndicates. The losses reflect losses on unexpired policies from the 2000 underwriting year (including World Trade Center losses of $40.4) and adverse development from the open underwriting years.

16.     Acquisition and Reorganization

On December 16, 2002, the company acquired Xerox’s 72.5% economic interest in TRG, the holding company of International Insurance Company, in exchange for payments over the next 15 years of $425 ($204 at current value using a discount rate of 9% per annum), payable approximately $5 a quarter from 2003 to 2017 and approximately $128 on December 16, 2017. Upon this acquisition, Xerox’s non-voting shares were amended to make them mandatorily redeemable at a capped price and to eliminate Xerox’s participation in the operations of IIC, and a direct contractual obligation was effectively created from the company to Xerox. The fair value of assets acquired was $1,442.9 and of liabilities assumed was $1,050.5, resulting in negative goodwill of $188.4. On December 16, 2002, TIG merged with International Insurance and discontinued its MGA-controlled program business, which resulted in the company recognizing a pre-tax charge to income in 2002 of $200 for reserve strengthening and $63.6 for restructuring and other related costs which include severance, lease termination costs, writedowns of long-lived assets and premiums for certain long term catastrophe covers.

17.     Segmented Information

The company is a financial services holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance conducted on a direct and reinsurance basis. The runoff business segment comprises nSpire Re (which fully reinsures the U.K. runoff entities, Sphere Drake and RiverStone (UK)) and the U.S. runoff company formed on the merger of TIG and IIC. The international runoff operations have reinsured their reinsurance portfolios to nSpire Re to provide consolidated investment and liquidity management services, with the RiverStone Group retaining full responsibility for all other aspects of the runoff. Included in the runoff and other business segment is Group Re which writes and retains insurance business written by other Fairfax subsidiaries consisting of CRC (Bermuda) (Canadian business), Wentworth (international business) and nSpire Re (U.S. business). Accordingly, for segmented information, nSpire Re is classified in the Runoff segment. The company also provides claims adjusting, appraisal and loss management services.

Commencing with the first quarter of 2003 (and reflected in the comparatives), the company refined its operating segment disclosure basis as follows:

(a)	Realized gains (losses) on investments are allocated to each operating segment, in aggregate, based on the realized gains (losses) on investments reported by each segment. Realized gains (losses) on the consolidated statements of earnings also include realized gains (losses) on the holding company marketable securities, elimination of intersegment gains (losses) and purchase price adjustments resulting from recording investments at fair value on acquisition of subsidiaries.

(b)	Fairfax and Hamblin Watsa investment administration and management fees are now included in each operating segment’s interest and dividends and in corporate overhead and other.

	Canada			United States			Europe and Far East			Corporate and other			Total
	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001

Revenue
Net premiums earned Insurance – Canada	625.0	413.7	346.3	55.2	43.7	29.9	23.0	25.5	14.8	–	–	–	703.2	482.9	391.0
– US	–	–	–	991.9	912.4	1,582.7	37.0	41.6	10.9	–	–	–	1,028.9	954.0	1,593.6
Reinsurance	40.5	28.6	–	1,221.6	988.1	682.1	703.0	415.9	218.4	–	–	–	1,965.1	1,432.6	900.5
Runoff and Group Re	173.5	126.9	81.2	86.2	872.6	41.4	252.1	19.6	101.2	–	–	–	511.8	1,019.1	223.8

	839.0	569.2	427.5	2,354.9	2,816.8	2,336.1	1,015.1	502.6	345.3	–	–	–	4,209.0	3,888.6	3,108.9

Interest and dividends													330.1	418.6	440.3
Realized gains													845.9	469.5	138.1
Claims fees													328.9	290.7	274.7

													5,713.9	5,067.4	3,962.0

	19.9%	14.6%	13.8%	56.0%	72.5%	75.1%	24.1%	12.9%	11.1%
Earnings (loss) before income taxes
Underwriting results
Insurance – Canada	40.3	1.9	(30.6)	2.4	3.4	(18.9)	9.6	7.1	(9.2)	–	–	11.3	52.3	12.4	(47.4)
Insurance – US	–	–	–	(27.1)	(68.2)	(488.1)	1.5	0.1	(2.6)	–	–	96.8	(25.6)	(68.1)	(393.9)
Reinsurance	3.4	0.2	–	17.3	12.1	(96.1)	40.3	0.6	(42.4)	–	–	–	61.0	12.9	(138.5)

	43.7	2.1	(30.6)	(7.4)	(52.7)	(603.1)	51.4	7.8	(54.2)	–	–	108.1	87.7	(42.8)	(579.8)
Interest and dividends	57.1	19.3	28.0	146.4	244.2	261.9	16.8	2.6	0.7	–	–	–	220.3	266.1	290.6

Operating income (loss)	100.8	21.4	(2.6)	139.0	191.5	(341.2)	68.2	10.4	(53.5)	–	–	108.1	308.0	223.3	(289.2)
Realized gains	67.2	13.3	25.2	312.7	182.3	(4.2)	284.1	0.6	0.1	(129.4)	89.7	83.8	534.6	285.9	104.9

	168.0	34.7	22.6	451.7	373.8	(345.4)	352.3	11.0	(53.4)	(129.4)	89.7	191.9	842.6	509.2	(184.3)
Runoff and Group Re	–	–	–	(136.2)	(106.0)	(14.2)	26.2	41.8	(7.0)	–	–	–	(110.0)	(64.2)	(21.2)
Claims adjusting	(17.4)	(23.1)	(16.2)	(28.1)	(2.4)	0.1	27.7	16.6	9.7	–	–	–	(17.8)	(8.9)	(6.4)
Interest expense	–	–	–	(31.4)	(7.7)	–	–	–	–	(107.2)	(71.9)	(100.4)	(138.6)	(79.6)	(100.4)
Swiss Re premium	–	–	(5.1)	–	(1.5)	(43.3)	–	(1.2)	(44.5)	–	–	–	–	(2.7)	(92.9)
Kingsmead losses	–	–	–	–	–	–	–	–	(75.5)	–	–	–	–	–	(75.5)
Restructuring charges	–	–	–	–	(72.6)	(31.8)	–	–	–	–	–	–	–	(72.6)	(31.8)
Negative goodwill amortization	–	–	–	–	–	–	–	–	–	–	–	50.8	–	–	50.8
Corporate and other	–	–	–	–	–	–	–	–	–	(48.7)	(5.9)	(14.4)	(48.7)	(5.9)	(14.4)

	150.6	11.6	1.3	256.0	183.6	(434.6)	406.2	68.2	(170.7)	(285.3)	11.9	127.9	527.5	275.3	(476.1)

Identifiable assets
Insurance	2,373.8	1,944.5	1,620.6	6,293.6	7,930.6	10,048.1	234.0	219.4	153.5	–	–	–	8,901.4	10,094.5	11,822.2
Reinsurance	135.3	79.0	4.1	5,266.5	4,562.0	4,647.7	960.6	628.6	–	–	–	–	6,362.4	5,269.6	4,651.8
Runoff and Group Re	516.6	36.0	–	5,605.0	3,816.1	2,087.5	2,705.2	1,933.0	2,596.7	–	–	–	8,826.8	5,785.1	4,684.2
Claims adjusting	27.3	20.1	34.8	53.2	43.8	44.4	270.7	224.2	207.8	–	–	–	351.2	288.1	287.0
Corporate	–	–	–	–	–	–	–	–	–	576.5	787.2	755.3	576.5	787.2	755.3

	3,053.0	2,079.6	1,659.5	17,218.3	16,352.5	16,827.7	4,170.5	3,005.2	2,958.0	576.5	787.2	755.3	25,018.3	22,224.5	22,200.5

	12.2%	9.4%	7.5%	68.8%	73.6%	75.8%	16.7%	13.5%	13.3%	2.3%	3.5%	3.4%
Amortization	16.4	9.4	5.0	26.2	19.2	23.8	9.5	14.3	16.7	–	–	–	52.1	42.9	45.5

FAIRFAX FINANCIAL HOLDINGS LIMITED

Interest and dividend income for the Canadian Insurance, the U.S. Insurance and Reinsurance segments is $50.8, $76.8 and $92.7 respectively (2002 – $31.2, $127.9 and $107.0) (2001 – $28.9, $154.2 and $107.5).

Realized gains/(losses) for the Canadian Insurance, the U.S. Insurance and Reinsurance segments are $67.2, $312.6 and $284.1 respectively (2002 – $13.4, $62.5, and $118.6) (2001 – $16.8, $(5.9), and $2.1).

Interest expense for the Canadian Insurance, the U.S. Insurance and Reinsurance segments is nil, $18.7 and $12.7 respectively (2002 – nil, nil and $7.7) (2001 – nil, nil and nil)

Geographic premiums are determined based on the domicile of the various subsidiaries and where the primary underlying risk of the business resides.

Corporate and other includes the company’s interest expense and corporate overhead. Corporate assets include cash and short term investments and miscellaneous other assets in the holding company.

18.     Fair Value

Information on the fair values of financial instruments of the company, including where those values differ from their carrying values in the financial statements at December 31, 2003, include:

	Note	Carrying	Estimated
	Reference	Value	Fair Value
Marketable securities		16.5	16.5
Portfolio investments	4	12,155.9	12,400.8
Long term debt	6	2,033.8	2,074.2
Trust preferred securities of subsidiaries	7	79.8	60.6
Purchase consideration payable	16	200.6	213.6

The amounts above do not include the fair value of underlying lines of business. While fair value amounts are designed to represent estimates of the amounts at which instruments could be exchanged in current transactions between willing parties, certain of the company’s financial instruments lack an available trading market. Therefore, these instruments have been valued on a going concern basis. Fair value information on the provision for claims is not determinable.

These fair values have not been reflected in the financial statements.

19.     US GAAP Reconciliation

The consolidated financial statements of the company have been prepared in accordance with Canadian GAAP which are different in some respects from those applicable in the United States, as described below.

Consolidated Statements of Earnings

For the years ended December 31, 2003, 2002 and 2001, significant differences between consolidated net earnings under Canadian GAAP and consolidated net earnings under US GAAP were as follows:

(a)	Under Canadian GAAP prior to January 1, 2002, the unrealized loss on the translation of the foreign exchange component of the yen debt swap was deferred and amortized to income over the remaining term to maturity. In the U.S., the unrealized foreign exchange gain or loss is recognized in income in the year, although there is no intention to settle the swap prior to maturity.

(b)	In Canada, recoveries on certain stop loss reinsurance treaties (including with Swiss Re) protecting Fairfax, Crum & Foster and TIG are recorded at the same time as the claims incurred are ceded. In the U.S., these recoveries, which are considered to be retroactive reinsurance, are recorded up to the amount of the premium paid with the excess of the ceded liabilities over the premium paid recorded as a deferred gain. The deferred gain is amortized to income over the estimated settlement period over which the company expects to receive the recoveries and is recorded in accounts payable and accrued liabilities.

(c)	In Canada prior to January 1, 2002, the amortization period of negative goodwill was periodically reviewed to determine whether the remaining useful life continued to be appropriate or whether the amortization period should be adjusted, based on the facts and circumstances giving rise to the negative goodwill at the date of acquisition. In the U.S., in the case of financial institutions, the SEC staff generally took exception to a negative goodwill amortization period of less than 10 years. Effective January 1, 2002, the company adopted for United States reporting purposes Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”. Under this standard, goodwill is no longer amortized over its estimated useful life, however it is assessed on an annual basis for impairment requiring writedowns. Similarly, the excess of net assets over purchase price paid, in respect of acquisitions prior to January 1, 2002, is no longer amortized to earnings but is added to earnings through a cumulative catchup adjustment. The impact of the goodwill amortization decreased net earnings by $18.2 in the year ended December 31, 2001. The impact of the negative goodwill amortization increased net earnings by $22.4 in 2001. Together, these amortizations resulted in a net increase in net earnings of $4.2 and an increase in all earnings per share calculations of $0.32 for the year ended December 31, 2001. In addition, there is an increase in earnings for the cumulative catchup adjustment of $112.6 for the year ended December 31, 2002.

(d)	For United States reporting purposes, the company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”, for the year ended December 31, 2001.

Under this standard, all derivatives are recognized at fair value in the balance sheet. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset in earnings against the change in the fair

FAIRFAX FINANCIAL HOLDINGS LIMITED

value of the hedged item or will be recognized in other comprehensive income until the hedged item is recognized in earnings. If the change in the fair value of the derivative is not completely offset by the change in the value of the item it is hedging, the difference will be recognized immediately in earnings.

The company’s forward contracts were hedges of net investments in subsidiaries and therefore there was no impact as a result of this Standard. These contracts were terminated during the year as disclosed in note 2.

(e)	Declines in the fair value of available-for-sale securities to market value are recognized in the US GAAP balance sheet. Other than temporary declines are recorded in income with temporary declines recorded in Other Comprehensive Income. Declines in fair values are generally presumed to be other than temporary if they have persisted over a period of time and factors indicate that recovery is uncertain. Under Canadian GAAP, other-than-temporary declines in the value of investment securities to fair value are recorded in earnings.

The following shows the net earnings in accordance with US GAAP:

	2003	2002	2001
Net earnings (loss), Canadian GAAP	271.1	263.0	(223.8)
Recoveries (deferred gains) on retroactive reinsurance (b)	(209.4)	33.2	(425.3)
Other than temporary declines (e)	(49.9)	(13.8)	–
Cumulative catchup adjustment on changes in accounting for negative goodwill (c)	–	112.6	–
Amortization of negative goodwill (c)	–	–	(31.8)
Other differences including (a)	1.5	–	10.3
Tax effect	91.0	(8.0)	154.7

Net earnings (loss), US GAAP	104.3	387.0	(515.9)

Net earnings (loss) per share, US GAAP before cumulative catchup adjustment and extraordinary item	$6.66	$5.81	$(40.19)

Net earnings (loss) per share, US GAAP before cumulative catchup adjustment	$6.66	$19.00	$(40.19)

Net earnings (loss) per share, US GAAP	$6.66	$26.88	$(40.19)

Net earnings (loss) per diluted share, US GAAP	$6.66	$26.88	$(40.19)

Consolidated Balance Sheets

In Canada, portfolio investments are carried at cost or amortized cost with a provision for declines in value which are considered to be other than temporary. In the U.S., such investments are classified as available for sale and recorded at market values through shareholders’ equity.

In Canada, trust preferred securities of subsidiaries (including RHINOS) are included in total liabilities. In the U.S., trust preferred securities are shown as a separate caption after total liabilities, in a manner similar to non-controlling interests.

As described in footnote (5) in note 6, under Canadian GAAP the value of the conversion option and the present value of the principal amount of the company’s 5% convertible senior debentures are included in paid in capital. Under US GAAP the full principal amount of the debentures is included in debt.

The following shows the balance sheet amounts in accordance with US GAAP, setting out individual amounts where different from the amounts reported under Canadian GAAP:

	2003	2002
Assets
Portfolio investments Bonds	4,644.8	7,513.5
Preferred stocks	143.9	158.0
Common stocks	1,428.5	712.4
Strategic investments	423.3	323.7

Total portfolio investments	6,640.5	8,707.6
Future income taxes	1,229.9	1,193.5
Goodwill	266.6	237.4
All other assets	17,402.6	12,473.4

Total assets	25,539.6	22,611.9

Liabilities
Accounts payable and accrued liabilities	2,288.0	1,945.3
Long term debt	2,135.2	1,482.7
All other liabilities	17,932.3	16,472.6

Total liabilities	22,355.5	19,900.6

Trust preferred securities of subsidiaries	79.8	215.8
Mandatorily redeemable shares of TRG	200.6	205.5
Non-controlling interests	440.8	321.6

	721.2	742.9

Shareholders’ Equity
	2,462.9	1,968.4

	25,539.6	22,611.9

FAIRFAX FINANCIAL HOLDINGS LIMITED

The difference in consolidated shareholders’ equity is as follows:

	2003	2002
Shareholders’ equity based on Canadian GAAP	2,918.0	2,248.0
Other comprehensive income	187.5	94.8
Reduction of other paid in capital	(101.4)	–
Cumulative reduction in net earnings under US GAAP	(541.2)	(374.4)

Shareholders’ equity based on US GAAP	2,462.9	1,968.4

Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income”, requires the company to disclose items of other comprehensive income in a financial statement and to disclose accumulated balances of other comprehensive income in the equity section of financial statements. Other comprehensive income includes (besides the currency translation account, which is disclosed under Canadian GAAP) unrealized gains and losses on investments, as follows:

	2003	2002
Unrealized gain (loss) on investments available for sale	271.1	133.4
Related deferred income taxes	(97.7)	(52.7)
Other	14.1	14.1

	187.5	94.8

Total comprehensive income for purposes of US GAAP in 2003 is $549.9 and for 2002 was $514.9.

The cumulative reduction in net earnings under US GAAP of $541.2 at December 31, 2003 relates primarily to the deferred gain on retroactive reinsurance ($551.6 after tax) which is amortized into income as the underlying claims are paid.

Disclosure of Interest and Income Taxes Paid

The aggregate amount of interest paid for the years ended December 31, 2003, 2002 and 2001 was $140.9, $122.3 and $105.6 respectively. The aggregate amount of income taxes paid for the years ended December 31, 2003, 2002 and 2001 was $42.9, $20.4 and $3.0, respectively.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes: (1)	Readers of the Management’s Discussion and Analysis of Financial Condition and Results of Operations should review the entire Annual Report for additional commentary and information.

(2)	Management analyzes and assesses the underlying insurance, reinsurance and runoff operations and the financial position of the consolidated group in various ways. Certain of these measures provided in this Annual Report, which have been used historically and disclosed regularly in Fairfax’s Annual Reports and interim financial reporting, are non-GAAP measures; these measures include tables showing the company’s sources of net earnings with Lindsey Morden equity accounted and the company’s capital structure with Lindsey Morden equity accounted. Where non-GAAP measures are provided, descriptions are clearly provided in the commentary as to the nature of the adjustments made.

(3)	The combined ratio – which may be calculated differently by different companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses as a percentage of net premiums earned) – is the traditional measure of underwriting results of property and casualty companies, but is regarded as a non-GAAP measure.

(4)	References to other documents or certain websites does not constitute incorporation for reference in this MD&A of all or any portion of those documents or websites.

As the majority of the company’s operations are in the United States or conducted in U.S. dollars, effective December 31, 2003, the company is reporting its consolidated financial statements in U.S. dollars, in order to provide more meaningful information to its financial statement users. To effect this conversion, the consolidated financial statements have been translated into U.S. dollars using the current rate method, pursuant to which the consolidated statements of earnings and cash flows have been translated using the average rate of exchange for the relevant year, all assets and liabilities have been translated using the relevant year-end rate of exchange and both common stock and preferred stock have been translated using the rates of exchange in effect as of the dates of the various capital transactions. Foreign exchange differences arising from the translation as described above have been recorded in the currency translation account which is included as a separate component of shareholders’ equity. All comparative financial information and all financial data in this Annual Report has been restated to reflect the company’s results as if they had been historically reported in U.S. dollars.

The company (i.e. the holding company) has also determined, effective January 1, 2004, that its functional currency is U.S. dollars. This change from Canadian dollars, which will be

FAIRFAX FINANCIAL HOLDINGS LIMITED

accounted for on a prospective basis, is based primarily on the fact that with the termination of the U.S. forward contracts and the repayment of the Canadian dollar denominated debt, the holding company balance sheet will be fully exposed to the U.S. dollar. In addition, based on analysis of the underlying cash flows, management has determined that these cash flows will be primarily denominated in U.S. dollars and that future dividend payments will likely be denominated in U.S. dollars.

Sources of Revenue

Revenue reflected in the consolidated financial statements for the past three years, as shown in the table below, includes net premiums earned, interest and dividend income and realized gains on the sale of investments of the insurance, reinsurance and runoff operations, and claims adjusting fees of Lindsey Morden.

	2003	2002	2001
Net premiums earned
Insurance – Canada (Northbridge)	703.2	482.9	391.0
Insurance – U.S.	1,028.9	954.0	1,593.6
Reinsurance (OdysseyRe)	1,965.1	1,432.6	900.5
Runoff and other	511.8	1,019.1	223.8

	4,209.0	3,888.6	3,108.9
Interest and dividends	330.1	418.6	440.3
Realized gains	845.9	469.5	138.1
Claims fees	328.9	290.7	274.7

	5,713.9	5,067.4	3,962.0

Net premiums earned from the insurance and reinsurance operations increased by 28.8% to $3,697.2 in 2003 from $2,869.5 in 2002 and $2,885.1 in 2001. In 2002, the reduction in net premiums earned for the U.S. insurance group and the increase in net premiums earned by the runoff group reflect inclusion of premiums on TIG’s discontinued MGA-controlled program business of $686.5 in the U.S. runoff group retroactive to January 1, 2002.

Claims fees for 2003 increased by $38.2 or 13.1% over 2002, principally reflecting the strengthening of the Canadian dollar against the U.S. dollar.

As shown in note 17 to the consolidated financial statements, on a geographic basis, United States, Canadian, and Europe and Far East operations accounted for 56.0%, 19.9% and 24.1%, respectively, of net premiums earned in 2003 compared with 72.5%, 14.6% and 12.9%, respectively, in 2002.

The change in geographic concentration of net premiums earned for 2003 compared with 2002 was caused by the following factors:

(a)	The reduction in U.S. net premiums earned from $2,816.8 in 2002 to $2,354.9 in 2003 was principally due to the termination of TIG’s MGA-controlled program business effective December 16, 2002 resulting in a reduction in U.S. runoff premiums from $872.6 in 2002 to $86.2 in 2003, partially offset by growth in the continuing insurance and reinsurance operations.

(b)	The increase in Europe and Far East net premiums earned from $502.6 in 2002 to $1,015.1 in 2003 was due to significant growth in OdysseyRe’s London market and Euro Asia divisions with net premiums earned of $703.0 in 2003 (2002 – $415.9) and an increase in the net premiums earned by runoff and Group Re to $252.1 in 2003 (2002 – $19.6) resulting from an increase in Group Re business retained in nSpire Re and receipt of the third party risk premium upon the formation of a new runoff syndicate at Lloyd’s described on page 64.

(c)	The strong growth in Canadian net premiums earned from $569.2 in 2002 to $839.0 in 2003 was due to volume and price increases at Northbridge and the strengthening of the Canadian dollar against the U.S. dollar.

Net Earnings

Combined ratios and sources of net earnings (with Lindsey Morden equity accounted) for the past three years are as set out beginning on page 53. Fuller commentary on combined ratios and on operating income on a segment by segment basis is provided under Underwriting and Operating Income beginning on page 57.

The company shows the net premiums earned, combined ratios, and underwriting and operating results for each of its continuing insurance and reinsurance groups and, as applicable, for its runoff and other operations as well as the earnings contributions from its claims adjusting, appraisal and loss management services. In the table showing the sources of net earnings, interest and dividends on the consolidated statements of earnings are included in the insurance and reinsurance group operating results and in the runoff and other operations and realized gains on investments related to the runoff group are included in the runoff and other operations.

During 2003 (and reflected in the 2002 comparatives), the company refined its operating segment disclosure to present results on a legal entity basis consistent with the information presented by its publicly traded subsidiaries, as discussed in more detail below:

(a)	Realized gains (losses) on investments are allocated to each operating segment, in aggregate, based on the realized gains (losses) on investments reported by each legal entity. Realized gains (losses) on the consolidated statements of earnings also include realized gains (losses) on the holding company marketable securities, elimination of intersegment gains (losses) and purchase price adjustments resulting from recording investments at fair value on acquisition of subsidiaries.

(b)	Fairfax and Hamblin Watsa investment administration and management fees are included in each operating segment’s interest and dividends and in corporate overhead and other.

The above-described change in presenting segmented information resulted in the following changes to information presented in the 2002 Annual Report to reflect that information on a comparable basis:

(a)	For the Canadian insurance segment, the results presented are those for Northbridge which became a separate public company in 2003. In 2002 and prior years, business

FAIRFAX FINANCIAL HOLDINGS LIMITED

ceded by Lombard to CRC (Bermuda) was included in Lombard’s results for purposes of the Canadian insurance segment. As a result of the change in basis of presentation, the business ceded to CRC (Bermuda) is now included in Group Re in the runoff and other segment. As a result, the 2002 and 2001 combined ratios of 95.8% and 116.4%, respectively, previously reported for the Canadian insurance segment are now shown as Northbridge’s 2002 and 2001 combined ratios of 97.4% and 112.1%, respectively.

(b)	For the U.S. insurance segment, the revised presentation resulted in the following changes to amounts previously reported in 2002 and prior years:

(i)	In 2002, Crum & Forster ceded premiums of $32.1 (and no losses) under a stop loss treaty with nSpire Re (2001 – ceded premiums of $31.8 and ceded losses of $39.1). In 2002 and prior years, Crum & Forster’s combined ratio was shown prior to the effect of this intercompany stop loss treaty. Commencing in 2003, Crum & Forster’s combined ratio is shown after the effect of this intercompany stop loss treaty. Consequently, Crum & Forster’s 2002 and 2001 combined ratios previously reported of 103.3% and 131.1%, respectively, are now shown as 108.3% and 131.7%, respectively.

(ii)	In the 2002 Annual Report, TIG’s results were presented for continuing business which was expected to be underwritten by Fairmont and the business written by Napa MGU resulting in a combined ratio of 106.0%. In 2003, the Fairmont results for 2002 only include business actually underwritten by Fairmont in 2003, resulting in a combined ratio of 107.0% for 2002, on a comparable basis. The Napa MGU results are included in runoff and other since it was a subsidiary of TIG in 2003.

(iii)	As a result of the above, the 2002 and 2001 combined ratios of 103.6% and 125.3%, respectively, previously reported for the U.S. insurance segment are now shown as 107.1% and 124.7%, respectively.

(c)	Crum & Forster’s 2003 combined ratio of 104.4% reflects the offset of an existing purchase price accrual against a commutation loss of $26.8 on a stop loss reinsurance treaty with an affiliated company.

(d)	Fairmont includes Ranger’s results and the ongoing operations of TIG’s Hawaii and Accident and Health business on a retroactive basis consistent with the basis of presentation effective January 1, 2002. Effective January 1, 2004, Fairmont received formal approvals of its structure and capitalization from all relevant insurance regulatory authorities.

The effect of this change in presenting segmented information is that the 2002 and 2001 consolidated combined ratios of 100.1% and 120.9%, respectively, previously reported are now shown as 101.5% and 120.1%, respectively.

	2003	2002	2001
Combined ratios
Insurance – Canada (Northbridge)	92.6%	97.4%	112.1%	(1)
– U.S.	102.5% (2)	107.1%	124.7%	(1)
Reinsurance (OdysseyRe)	96.9%	99.1%	115.4%

Consolidated	97.6%	101.5%	120.1%

Sources of net earnings
Underwriting
Insurance – Canada (Northbridge)	52.3	12.4	(47.4	) (1)
– U.S.	(25.6)	(68.1)	(393.9	) (1)
Reinsurance (OdysseyRe)	61.0	12.9	(138.5)

Underwriting income (loss)	87.7	(42.8)	(579.8)
Interest and dividends	220.3	266.1	290.6

Operating income (loss)	308.0	223.3	(289.2)
Realized gains	534.6	285.9	104.9
Runoff and other	(110.0)	(64.3)	(21.2	) (1)
TIG restructuring costs	–	(63.6)	–
Kingsmead losses	–	–	(75.5)
Claims adjusting (Fairfax portion)	(16.6)	(6.7)	(2.5)
Interest expense	(138.6)	(79.6)	(100.4)
Swiss Re premium	–	(2.7)	(92.9)
Corporate overhead and other	(48.7)	(5.9)	(9.9)
Other costs and charges	–	(9.0)	(31.8)
Goodwill and other amortization	–	–	(4.5)
Negative goodwill amortization	–	–	50.8

Pre-tax income (loss)	528.7	277.4	(472.2)
Taxes	(187.6)	(149.3)	247.4
Negative goodwill on TRG purchase	–	188.4	–
Non-controlling interests	(70.0)	(53.5)	1.0

Net earnings (loss)	271.1	263.0	(223.8)

(1)	Includes the recovery under the Swiss Re Cover described in footnote (1) on page 56.

(2)	99.1% excluding the effect of Crum & Forster’s net strengthening of asbestos reserves.

Pre-tax earnings in 2003 were $528.7 compared with $277.4 in 2002 reflecting significantly improved underwriting results at each of the continuing insurance and reinsurance operations and significant realized gains, offset by lower interest and dividends (reflecting almost half of the investment portfolio in the second half of 2003 being held in cash and short term investments) as well as increased interest, runoff and corporate overhead costs (each subsequently explained). Net earnings in 2003 increased to $271.1 from $263.0 in 2002; included in 2002 earnings was the benefit of $188.4 of negative goodwill on the purchase of the remaining 72.5% interest in TRG.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The above sources of net earnings (with Lindsey Morden equity accounted) shown by business segments were as set out below for the years ended December 31, 2003, 2002 and 2001. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe, nSpire Re and Group Re. The intercompany adjustment for realized gains eliminates gains or losses on purchase and sale transactions within the group.

Year ended December 31, 2003

		U.S.			Runoff &		Corporate &
	Northbridge	Insurance	OdysseyRe	Sub-total	Other	Intercompany	Other	Consolidated
Gross premiums written	1,318.6	1,477.8	2,558.2	5,354.6	582.2	(418.2)	–	5,518.6

Net premiums written	802.3	1,153.7	2,153.6	4,109.6	338.5	–	–	4,448.1

Net premiums earned	703.2	1,028.9	1,965.1	3,697.2	511.8	–	–	4,209.0

Underwriting profit (loss)	52.3	(25.6)	61.0	87.7	–	–	–	87.7
Interest and dividends	50.8	76.8	92.7	220.3	–	–	–	220.3

Operating income before:	103.1	51.2	153.7	308.0	–	–	–	308.0
Realized gains	67.2	312.6	284.1	663.9	311.3	(132.4)	3.1	845.9
Runoff and other operating income (loss)	–	–	–	–	(421.3)	–	–	(421.3)
Claims adjusting	–	–	–	–	–	–	(16.6)	(16.6)
Interest expense	–	(18.7)	(12.7)	(31.4)	–	–	(107.2)	(138.6)
Corporate overhead and other	–	–	–	–	–	–	(48.7)	(48.7)

Pre-tax income (loss)	170.3	345.1	425.1	940.5	(110.0)	(132.4)	(169.4)	528.7
Taxes								(187.6)
Non-controlling interests								(70.0)

Net earnings								271.1

Year ended December 31, 2002

		U.S.			Runoff &		Corporate &
	Northbridge	Insurance	OdysseyRe	Sub-total	Other	Intercompany	Other	Consolidated
Gross premiums written	1,132.9	1,371.7	1,894.5	4,399.1	1,205.3	(431.2)	–	5,173.2

Net premiums written	533.2	1,036.5	1,631.2	3,200.9	833.0	–	–	4,033.9

Net premiums earned	482.9	954.0	1,432.6	2,869.5	1,019.1	–	–	3,888.6

Underwriting profit (loss)	12.4	(68.1)	12.9	(42.8)	–	–	–	(42.8)
Interest and dividends	31.2	127.9	107.0	266.1	–	–	–	266.1

Operating income before:	43.6	59.8	119.9	223.3	–	–	–	223.3
Realized gains	13.4	62.5	118.6	194.5	183.7	(17.5)	108.9	469.5
Runoff and other operating income (loss)	–	–	–	–	(248.0)	–	–	(248.0)
TIG restructuring costs	–	–	–	–	(63.6)	–	–	(63.6)
Claims adjusting	–	–	–	–	–	–	(6.7)	(6.7)
Interest expense	–	–	(7.7)	(7.7)	–	–	(71.9)	(79.6)
Swiss Re premium	–	–	–	–	–	–	(2.7)	(2.7)
Corporate overhead and other	–	–	–	–	–	–	(5.9)	(5.9)
Other costs and charges	–	(9.0)	–	(9.0)	–	–	–	(9.0)

Pre-tax income (loss)	57.0	113.3	230.8	401.1	(127.9)	(17.5)	21.7	277.4
Taxes								(149.3)
Negative goodwill on TRG purchase								188.4
Non-controlling interests								(53.5)

Net earnings								263.0

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2001

		U.S.			Runoff &			Corporate &
	Northbridge	Insurance	OdysseyRe	Sub-total	Other		Intercompany	Other	Consolidated
Gross premiums written	768.1	2,409.9	1,153.6	4,331.6	502.6		(411.5)	–	4,422.7

Net premiums written	448.8	1,626.9	984.7	3,060.4	202.7		–	–	3,263.1

Net premiums earned	391.0	1,593.6	900.5	2,885.1	223.8		–	–	3,108.9

Underwriting profit (loss)	(58.7)	(490.7)	(138.5)	(687.9)	–		–	108.1 (1)	(579.8)
Interest and dividends	28.9	154.2	107.5	290.6	–		–	–	290.6

Operating income (loss) before:	(29.8)	(336.5)	(31.0)	(397.3)	–		–	108.1	(289.2)
Realized gains (losses)	16.8	(5.9)	2.1	13.0	33.3		37.7	54.1	138.1
Runoff and other operating income (loss)	–	–	–	–	(70.3	) (2)	–	15.8 (1)	(54.5)
Kingsmead losses	–	–	–	–	(93.0)		–	17.5 (3)	(75.5)
Claims adjusting	–	–	–	–	–		–	(2.5)	(2.5)
Interest expense	–	–	–	–	–		–	(100.4)	(100.4)
Swiss Re premium	–	–	–	–	–		–	(92.9)	(92.9)
Corporate overhead and other	–	–	–	–	–		–	(9.9)	(9.9)
Other costs and charges	–	(31.8)	–	(31.8)	–		–	–	(31.8)
Goodwill and other amortization	–	–	–	–	–		–	(4.5)	(4.5)
Negative goodwill amortization	–	–	–	–	–		–	50.8	50.8

Pre-tax income (loss)	(13.0)	(374.2)	(28.9)	(416.1)	(130.0)		37.7	36.1	(472.2)
Taxes									247.4
Non-controlling interests									1.0

Net earnings (loss)									(223.8)

(1)	Recovery under the Swiss Re Cover of 1998 and prior losses: Northbridge – $11.3, U.S. Insurance – $96.8, Runoff and Other – $15.8.

(2)	Includes direct assignment of the $62.5 recovery under the Swiss Re Cover of 1998 and prior losses.

(3)	Recovery under the Swiss Re Cover of 1998 and prior losses of Kingsmead.

                  Underwriting and Operating Income

Set out and discussed below are the 2003, 2002 and 2001 underwriting and operating results of Fairfax’s continuing insurance and reinsurance operations on a summarized company by company basis. (Throughout this Annual Report, for convenience, Falcon is included in the U.S. insurance operations.)

                           Canadian Insurance – Northbridge

	2003(1)	2002(1)	2001(1)

Underwriting profit (loss)	52.3	12.4	(58.7)

Combined ratio:
Loss & LAE	65.5%	71.6%	81.4%
Commissions	6.7%	5.7%	12.3%
Underwriting expense	20.4%	20.1%	21.3%

	92.6%	97.4%	115.0%

Gross premiums written	1,318.6	1,132.9	768.1

Net premiums written	802.3	533.2	448.8

Net premiums earned	703.2	482.9	391.0

Underwriting profit (loss)	52.3	12.4	(58.7)
Interest and dividends	50.8	31.2	28.9

Operating income (loss)	103.1	43.6	(29.8)
Realized gains	67.2	13.4	16.8

Pre-tax income (loss) before interest and other	170.3	57.0	(13.0)

(1)	See the commentary commencing on page 51 regarding the presentation of segmented information.

Northbridge’s combined ratio improved to 92.6% in 2003 from 97.4% last year and from 115.0% (112.1% with the $11.3 benefit of the Swiss Re Cover) in 2001 when it was adversely affected by the impact of the soft insurance market and natural catastrophes. The outstanding underwriting results in 2003 reflect continued price increases achieved by all Northbridge subsidiaries in 2002 and continuing into 2003 without compromising their stringent underwriting standards, considerable new business volumes written in 2003, and, as a result of Northbridge’s IPO, changes in terms of the reinsurance treaties with CRC (Bermuda) effective January 1, 2003. Net premiums written by Northbridge (in Canadian dollars) increased by 35.2% in 2003 compared with 2002 due to price increases achieved in continuing favourable market conditions, increased volumes and increased retentions. Cash flow from operations at Northbridge improved to $165.9 in 2003 from $132.6 in 2002. For more information on Northbridge’s results, please see its 2003 annual report posted on its website www.northbridgefinancial.com.

FAIRFAX FINANCIAL HOLDINGS LIMITED

                           U.S. Insurance

Year ended December 31, 2003

	Crum &
	Forster(1)(2)	Fairmont(1)	Falcon(3)	Old Lyme(4)	Total(1)
Underwriting profit (loss)	(32.7)	1.7	1.5	3.9	(25.6)

Combined ratio:
Loss & LAE	74.5%	64.6%	53.5%	58.2%	70.9%
Commissions	9.9%	14.5%	22.3%	28.2%	12.2%
Underwriting expense	20.0%	20.1%	20.2%	6.3%	19.4%

	104.4%*	99.2%	96.0%	92.7%	102.5%*

Gross premiums written	1,104.2	242.3	81.8	49.5	1,477.8

Net premiums written	857.3	185.4	61.6	49.4	1,153.7

Net premiums earned	735.3	203.3	37.2	53.1	1,028.9

Underwriting profit (loss)	(32.7)	1.7	1.5	3.9	(25.6)
Interest and dividends	59.2	14.4	0.7	2.5	76.8

Operating income	26.5	16.1	2.2	6.4	51.2
Realized gains	294.8	13.8	3.8	0.2	312.6

Pre-tax income before interest and other	321.3	29.9	6.0	6.6	363.8

*	99.7% for Crum & Forster, and 99.1% Total, excluding the effect of Crum & Forster’s net strengthening of asbestos reserves.

Year ended December 31, 2002

	Crum &
	Forster(1)(2)	Fairmont(1)	Falcon(3)	Old Lyme(4)	Total(1)
Underwriting profit (loss)	(55.2)	(15.0)	0.1	2.0	(68.1)

Combined ratio:
Loss & LAE	76.2%	69.9%	56.0%	56.7%	73.3%
Commissions	11.3%	15.4%	21.1%	29.0%	12.3%
Underwriting expense	20.8%	21.7%	22.7%	7.2%	21.5%

	108.3%	107.0%	99.8%	92.9%	107.1%

Gross premiums written	963.5	313.0	56.6	38.6	1,371.7

Net premiums written	729.0	227.2	41.7	38.6	1,036.5

Net premiums earned	669.0	214.9	41.6	28.5	954.0

Underwriting profit (loss)	(55.2)	(15.0)	0.1	2.0	(68.1)
Interest and dividends	105.5	19.4	1.3	1.7	127.9

Operating income	50.3	4.4	1.4	3.7	59.8
Realized gains	51.4	10.4	0.7	—	62.5

Pre-tax income before interest and other	101.7	14.8	2.1	3.7	122.3

Year ended December 31, 2001

	Crum &
	Forster(1)(2)	TIG(1)(5)	Falcon(3)	Total(1)
Underwriting profit (loss)	(151.2)	(336.9)	(2.6)	(490.7)

Combined ratio:
Loss & LAE	86.4%	91.8%	76.5%	90.1%
Commissions	14.9%	22.5%	12.7%	20.2%
Underwriting expense	30.4%	16.2%	36.3%	20.5%

	131.7%	130.5%	125.5%	130.8%

Gross premiums written	843.2	1,544.9	21.8	2,409.9

Net premiums written	518.7	1,096.3	11.9	1,626.9

Net premiums earned	477.4	1,106.0	10.2	1,593.6

Underwriting profit (loss)	(151.2)	(336.9)	(2.6)	(490.7)
Interest and dividends	114.7	38.8	0.7	154.2

Operating income (loss)	(36.5)	(298.1)	(1.9)	(336.5)
Realized gains (losses)	(5.3)	(0.7)	0.1	(5.9)

Pre-tax income (loss) before interest and other	(41.8)	(298.8)	(1.8)	(342.4)

(1)	See the commentary commencing on page 51 regarding the presentation of segmented information.

(2)	These results differ from those published by Crum & Forster Holdings Corp. due to differences between Canadian and U.S. GAAP.

(3)	Included in U.S. operations for convenience.

(4)	Transferred to runoff effective January 1, 2004.

(5)	In 2001, Ranger was a subsidiary of TIG and its results were included in TIG’s results.

The U.S. insurance combined ratio for the year ended December 31, 2003 improved to 102.5% (99.1% excluding the effect of Crum & Forster’s net strengthening of asbestos reserves) from 107.1% last year (after giving effect to the discontinued TIG business which was moved to runoff effective January 1, 2002) and from 130.8% in 2001 (124.7% with the $96.8 benefit of the Swiss Re Cover).

Crum & Forster’s combined ratio improved to 104.4% for 2003 (99.7%, excluding the effect of the net strengthening of asbestos reserves) from 108.3% in 2002 and 131.7% in 2001 (2001 results did not yet show the impact of the significant turnaround achieved since the arrival of the current management team in the latter part of 1999), reflecting the impact of price increases in excess of 10% for 2003, improved retention of existing business, growth in new business and the company’s continued focus on expenses. Crum & Forster’s net premiums written in 2003 increased by 28.0% over 2002 (prior to the negative impact of Seneca recording its bail bonds on a net basis commencing January 1, 2003 and the effect of the net strengthening of asbestos reserves), reflecting new business and price increases on renewal business. United States Fire Insurance, Crum & Forster’s principal operating subsidiary, was redomiciled from New York to Delaware at December 31, 2003 and moved to a positive earned surplus position of approximately $146 at December 31, 2003, a significant improvement from

FAIRFAX FINANCIAL HOLDINGS LIMITED

its negative earned surplus position of $255 at December 31, 2002. As a result, U.S. Fire has 2004 dividend capacity of approximately $80. North River Insurance, Crum & Forster’s New Jersey-domiciled operating subsidiary, reduced its negative earned surplus position to $6 at December 31, 2003 from $38 at December 31, 2002. Cash flow from operations at Crum & Forster improved to $379.2 in 2003 from a negative $110.7 in 2002. For more information on Crum & Forster, please see its website www.cfins.com, where the publication of financial information is expected to commence in March 2004.

Fairmont’s combined ratio of 99.2% for 2003 and its decrease in net premiums written in the year reflect its continuing strict focus on underwriting profitability.

Falcon’s underwriting profit improved to $1.5 in 2003 from $0.1 in 2002 and an underwriting loss of $2.6 in 2001, and its combined ratio improved to 96.0% in 2003 from 99.8% in 2002 and 125.5% in 2001. Falcon’s net premiums written in 2003 increased by 47.7% to $61.6 from $41.7 in 2002.

                           Reinsurance – OdysseyRe(1)

	2003	2002	2001
Underwriting profit (loss)	61.0	12.9	(138.5)

Combined ratio:
Loss & LAE	67.5%	68.9%	80.6%
Commissions	24.2%	25.3%	27.6%
Underwriting expense	5.2%	4.9%	7.2%

	96.9%	99.1%	115.4%

Gross premiums written	2,558.2	1,894.5	1,153.6

Net premiums written	2,153.6	1,631.2	984.7

Net premiums earned	1,965.1	1,432.6	900.5

Underwriting profit (loss)	61.0	12.9	(138.5)
Interest and dividends	92.7	107.0	107.5

Operating income (loss)	153.7	119.9	(31.0)
Realized gains	284.1	118.6	2.1

Pre-tax income (loss) before interest and other	437.8	238.5	(28.9)

(1)	These results differ from those published by Odyssey Re Holdings Corp. due to differences between Canadian and U.S. GAAP.

OdysseyRe produced an excellent underwriting profit in 2003. Its combined ratio in 2003 improved to 96.9%, compared to 99.1% last year and 115.4% in 2001. The company demonstrated a continued disciplined commitment to underwriting profitability and opportunistic portfolio growth. Net premiums written in 2003 increased by 32.0% over 2002 as insurance and reinsurance market conditions continued to improve on a global basis. Premium growth in North America was due to increased pricing both at the insurance and reinsurance levels, while premium growth in the Euro Asia division reflected increased opportunities due to catastrophe losses, competitor withdrawals and asset impairments, particularly in Europe. Cash flow from operations at OdysseyRe improved to $554.1 in 2003 from $214.2 in 2002. For more information on OdysseyRe’s results, please see its 2003 annual report posted on its website www.odysseyre.com.

                  Interest and Dividends

Interest and dividends declined by 17.2% to $220.3 in 2003 from $266.1 in 2002. The amount of interest and dividends reflected primarily:

•	lower investment yields (a consolidated average of 2.85% in 2003 compared to 4.01% in 2002) as a result of the liquidation during the second quarter of a substantial portion of the bond portfolio and retaining the proceeds in cash and short term investments (47% of portfolio investments were held in cash and short term investments at December 31, 2003 pending the company identifying suitable opportunities for reinvestment in line with its long term value-oriented investment philosophy); and

•	a $1.2 billion increase in the average consolidated investment portfolio in 2003 due to strong operating cash flows at OdysseyRe, Crum & Forster and Northbridge as a result of their significant premium growth and improved underwriting results, and to OdysseyRe’s retention of proceeds from its issue of notes in the fourth quarter, partially offset by negative cash flow at the runoff operations, particularly TIG’s negative cash flow following the discontinuance of its MGA-controlled program business.

                  Other Components of Net Earnings

Realized gains. Net realized gains increased in 2003 to $534.6 from $285.9 in 2002. The 2003 realized gains resulted principally from the sale of bonds and common stocks consisting of $667.0 of realized gains reduced by adjustments of $132.4 for intersegment gains, primarily on the sales between group companies of certain Hub, Northbridge and OdysseyRe shares and the sale of Napa’s medical malpractice book of business to OdysseyRe. Consolidated realized gains of $845.9 include $311.3 of realized gains in the runoff segment as well. Included in net realized gains for the year ended December 31, 2003 is $32.0 (2002 – $33.7) of losses on the other-than-temporary writedown of certain bonds and equities. Fairfax’s investment portfolio is managed on a total return basis which views realized gains, although their timing may be unpredictable, as an important and recurring component of the return on investments and consequently of income.

Runoff and other. The runoff business segment was formed with the acquisition on August 11, 1999 of the company’s interest in The Resolution Group (TRG), which was comprised of the outstanding runoff management expertise and experienced, highly respected personnel of TRG, and a wholly-owned insurance subsidiary in runoff, International Insurance Company (IIC). The runoff segment currently consists of three groups: the U.S. runoff group (the merged TIG and IIC, as described below), the European runoff group (Sphere Drake and RiverStone Insurance (UK), as well as nSpire Re, also as described below) and Group Re, which constitutes the participation by CRC (Bermuda), Wentworth and (commencing in 2002) nSpire Re in the reinsurance programs of the company’s subsidiaries with third party

FAIRFAX FINANCIAL HOLDINGS LIMITED

reinsurers. The U.S. and European runoff groups are managed by the dedicated TRG runoff management operation, now usually identified under the RiverStone name, which has substantial personnel in both the U.S. and Europe. Group Re’s activities are managed by Fairfax.

         U.S. runoff group

On August 11, 1999, Fairfax paid $97 to purchase 100% of TRG’s voting common shares which represented an effective 27.5% economic interest in TRG’s results of operations and net assets. Xerox retained all of TRG’s participating non-voting shares, resulting in an effective 72.5% economic interest in TRG’s results of operations and net assets. Xerox’s wholly-owned subsidiary, Ridge Re, also provides IIC (formerly TRG’s wholly-owned runoff subsidiary, now merged with TIG) with the vendor indemnity (unutilized coverage of $99.0 at December 31, 2003) referred to under Additional Reinsurance Protection on page 104. IIC’s cessions to Ridge Re are fully collateralized by trust funds in the same amount as the cessions.

On December 16, 2002, Fairfax acquired Xerox’s 72.5% economic interest in TRG, the holding company of IIC, in exchange for payments over 15 years of $425 ($204 at current value, using a discount rate of 9% per annum), payable approximately $5 a quarter from 2003 to 2017 and approximately $128 at the end of 2017. Upon this acquisition, Xerox’s non-voting shares were amended to make them mandatorily redeemable at a capped price and to eliminate Xerox’s participation in the operations of IIC, and a direct contractual obligation was effectively created from Fairfax to Xerox. IIC then merged with TIG to form the U.S. runoff group. This group, currently operating under the TIG name, consists of the IIC operations and the discontinued MGA-controlled program business of TIG and is under the management of RiverStone.

On January 6, 2003, TIG distributed to its holding company approximately $800 of assets, including 33.2 million of TIG’s 47.8 million shares of NYSE-listed Odyssey Re Holdings Corp. and all of the outstanding shares of Commonwealth (subsequently converted to 14.4 million Northbridge shares) and Ranger. The distributed securities were held in trust for TIG’s benefit, principally pending TIG’s satisfaction of certain financial tests at the end of 2003. Fairfax guaranteed that TIG would maintain at least $500 of statutory surplus at the end of 2003, a risk-based capital of at least 200% at each year-end, and a continuing net reserves to surplus ratio not exceeding 3 to 1. At December 31, 2003, TIG had statutory surplus of $695.9, net reserves to statutory surplus of 1.6:1 and a risk-based capital ratio of 212.7%. TIG has therefore achieved the three financial tests which it was required to meet as of December 31, 2003 in order to permit the release from trust of the securities remaining in the above-mentioned trust, subject to approval by the California Department of Insurance.

During 2003, the 14.4 million Northbridge shares (with a market value of approximately $191) were released from the trust, and 4.8 million shares of OdysseyRe (with a market value of approximately $101) were contributed by the trust to TIG, as a result of the placement of the Chubb Re Cover described on page 66. Effective January 1, 2004, the California Department of Insurance approved the distribution from TIG to the trust of two licensed insurance subsidiaries of TIG, with aggregate statutory capital of $38.8. These two companies and Ranger have been consolidated under a holding company to form Fairmont Specialty Group. The assets in the trust currently consist of 28.4 million shares of OdysseyRe (with a market value of approximately $756 at March 1, 2004) and all of the shares of Fairmont Specialty Group and its subsidiaries (GAAP and statutory capital of $156.1 and $122.8 respectively at December 31, 2003).

         European runoff group, including nSpire Re

The European runoff group consists of three wholly-owned entities: RiverStone Insurance (UK) and Sphere Drake Insurance, as well as nSpire Re (formerly named ORC Re). RiverStone Insurance (UK) resulted from the amalgamation during 2002 of RiverStone Stockholm, Sphere Drake Bermuda and CTR’s non-life operations. Management is continuing the consolidation of the European runoff operations and expects to eventually merge RiverStone Insurance (UK) and Sphere Drake Insurance into one runoff insurance company. nSpire Re is headquartered in Ireland, which is an attractive entry point to the European market and provides investment and regulatory flexibility.

nSpire Re reinsures the reinsurance portfolios of RiverStone Insurance (UK) and Sphere Drake Insurance and benefits from the protection provided by the Swiss Re Cover (described below) from aggregate adverse development on claims and uncollectible reinsurance on 1998 and prior net reserves. RiverStone Management (UK), with 230 employees and offices in London, Brighton, Paris and Stockholm, provides the management (including claims handling) of nSpire Re’s insurance and reinsurance liabilities and the collection and management of its reinsurance assets. nSpire Re also provides consolidated investment and liquidity management services to the European runoff group. In addition to its role in the consolidation of the European runoff companies, nSpire Re also has two other mandates, described in the two following paragraphs.

It serves as the entity through which Fairfax primarily provided financing for the acquisition of the U.S. insurance and reinsurance companies. nSpire Re’s capital and surplus includes $1.7 billion of equity and debt financing to Fairfax’s U.S. holding company resulting from the acquisitions of Ranger, OdysseyRe, Crum & Forster and TIG. For each of its U.S. acquisitions, Fairfax financed the acquisition, at the Canadian holding company, with an issue of subordinate voting shares and long term debt. The proceeds of this long term financing were invested in nSpire Re’s capital which then provided the acquisition financing to Fairfax’s U.S. holding company to complete the acquisition. At December 31, 2003, nSpire Re’s capital and surplus of $2.0 billion included $1.7 billion related to equity, debt and other financing for the acquisition of the U.S. insurance and reinsurance companies. The combined equity of nSpire Re and the other European runoff entities (excluding amounts related to equity, debt and other financing for the acquisition of the U.S. insurance and reinsurance companies) amounted to $596.9 at December 31, 2003.

nSpire Re reinsures the U.S. insurance companies, including by participating in their reinsurance programs with third party reinsurers, provides TIG and the European runoff companies with benefits of Fairfax’s corporate insurance policy which is ultimately reinsured with a Swiss Re subsidiary (the Swiss Re Cover), and provided post-acquisition reinsurance protection for Crum & Forster and TIG.

FAIRFAX FINANCIAL HOLDINGS LIMITED

As discussed in the 1999 Annual Report, the major reason for the Swiss Re Cover was to protect Fairfax from development on pre-acquisition claims and related uncollectible reinsurance on its April 13, 1999 acquisition of TIG. nSpire Re has provided TIG with benefits of the Swiss Re Cover through an underlying reinsurance policy in favour of TIG. As of December 31, 2002, Fairfax assigned the full benefit of the Swiss Re Cover to nSpire Re which had previously provided the indirect benefit of the Swiss Re Cover to TIG and the European runoff companies. Although Fairfax remains legally liable for its original obligations with respect to the Swiss Re Cover, under the terms of the assignment agreement nSpire Re is responsible to Fairfax for all premium payments after 2002, including for any additional losses ceded to the Swiss Re Cover. At December 31, 2003, there remained $3.9 of unused protection under the Swiss Re Cover ($267.5 at December 31, 2002).

In December 2003, an affiliate of nSpire Re entered into a $300 revolving letter of credit facility with 11 banks which is used to provide letters of credit for reinsurance contracts of nSpire Re provided for the benefit of other Fairfax subsidiaries. The facility is effectively secured by the assets held in trust derived from the premiums on the Swiss Re Cover and the interest thereon. The lenders have the ability, in the event of a default, to cause the commutation of this Cover, thereby gaining access to the trust fund assets. The aggregate amount of letters of credit issued from time to time under this facility may not exceed the agreed margined value of the assets in the trust account. Currently, there are $300 of letters of credit issued under this facility, including those replacing the letters of credit previously issued under Fairfax’s syndicated credit facility.

Every related party transaction of nSpire Re, including its provision of reinsurance to affiliates, is effected on market terms and at market prices, and requires approval by nSpire Re’s board of directors, two of whose three members are unrelated to Fairfax. nSpire Re’s accounts are audited annually by PricewaterhouseCoopers LLP, and its reserves are certified annually by Milliman USA and are included in the consolidated reserves on which PricewaterhouseCoopers LLP provides an annual valuation actuary’s report, which is included in the Annual Report.

Consistent with the company’s objective of retaining more business for its own account in favourable market conditions, CRC (Bermuda), Wentworth and (commencing in 2002) nSpire Re participate in the reinsurance programs of the company’s subsidiaries with third party reinsurers. This participation, on the same terms, including pricing, as the third party reinsurers, varies by program and by subsidiary, and is shown separately below as “Group Re”.

In November 2003, RiverStone Management (UK) formed a new runoff syndicate at Lloyd’s to provide reinsurance to close for the 2000 and prior underwriting years of Kingsmead syndicates 271 and 506 for which TIG had provided underwriting capacity for 2000 and prior underwriting years along with third party capital providers. The transaction involved the assumption of gross and net provisions for claims of $670.1 and $147.6 respectively, of which $514.0 and $113.2 were in respect of TIG’s interests, including a risk premium of $123.5 that was charged to all capital providers, including TIG. This transaction allows Riverstone to integrate direct management of these liabilities into the European runoff group. Against the total reinsurance recoverables assumed of $566.0, the syndicate held security of $128.9, had a legal right of offset in respect of $173.7 payable to reinsurers and had provisions for bad debt of $16.1, resulting in net unsecured reinsurance recoverables of $247.3. Of the net unsecured reinsurance recoverables, 82% were recoverable from reinsurers rated A- or better by A.M. Best or S&P, 12% from reinsurers rated B+ or lower and 6% from not rated reinsurers.

The combined capital and surplus of the European runoff group using Canadian GAAP, excluding nSpire Re’s investment in Fairfax Inc., amounted to $596.9 at December 31, 2003.

Set out below is a summary of the operating results of runoff and other for the years ended December 31, 2003, 2002 and 2001:

Year ended December 31, 2003

	U.S.	Europe	Group Re	Total
Gross premiums written	325.8	(1.1)	257.5	582.2

Net premiums written	(1.4)	71.1	268.8	338.5

Net premiums earned	196.1	71.3	244.4	511.8
Losses on claims	(429.0)	(119.3)	(177.9)	(726.2)
Operating expenses	(153.9)	(54.0)	(71.4)	(279.3)
Interest and dividends	36.8	20.0	15.6	72.4

Operating income (loss)	(350.0)	(82.0)	10.7	(421.3)
Realized gains	213.8	91.6	5.9	311.3

Pre-tax income (loss) before interest and other	(136.2)	9.6	16.6	(110.0)

Year ended December 31, 2002

	U.S.*	Europe	Group Re	Total
Gross premiums written	795.8	224.5	185.0	1,205.3

Net premiums written	495.4	153.3	184.3	833.0

Net premiums earned	679.3	187.8	152.0	1,019.1
Losses on claims	(693.4)	(234.7)	(87.0)	(1,015.1)
Operating expenses	(240.5)	(103.7)	(47.1)	(391.3)
Interest and dividends	74.1	47.0	18.2	139.3

Operating income (loss)	(180.5)	(103.6)	36.1	(248.0)
Realized gains (losses)	108.1	76.7	(1.1)	183.7

Pre-tax income (loss) before interest and other	(72.4)	(26.9)	35.0	(64.3)

*	Gives effect to the TIG/IIC merger throughout 2002.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2001

	U.S.	Europe	Group Re	Total
Gross premiums written	0.2	387.9	114.5	502.6

Net premiums written	0.2	91.7	110.8	202.7

Net premiums earned	0.2	121.0	102.6	223.8
Losses on claims	(10.1)	(232.5)	(58.1)	(300.7)
Operating expenses	(13.7)	(79.2)	(19.6)	(112.5)
Interest and dividends	38.7	60.3	20.1	119.1

Operating income (loss)	15.1	(130.4)	45.0	(70.3)
Realized gains	2.3	17.6	13.4	33.3

Pre-tax income (loss) before interest and other	17.4	(112.8)	58.4	(37.0)

For the year ended December 31, 2003, the U.S. runoff group had a pre-tax loss of $136.2, primarily attributable to the $98.5 net additional cost in 2003 of the $300 adverse development cover provided by Chubb Re (Bermuda) Ltd. (the “Chubb Re Cover”) (under which TIG had ceded $290 of losses as of December 31, 2003, leaving $10 of remaining coverage), reserve strengthening of $68 on lines not covered by the Chubb Re Cover, low interest and dividends reflecting the significant cash position since the second quarter of 2003, and operating costs in excess of net investment income as a result of the continuing effects of winding down TIG’s MGA-controlled program business as premiums earned reduce faster than infrastructure costs. Net premiums written for the U.S. runoff group of negative 1.4 in 2003 reflect cessions to third party reinsurers and premiums ceded to the Chubb Re Cover and the adverse development cover with nSpire Re. The U.S. runoff group’s pre-tax loss of $72.4 in 2002 reflects the $200 reserve strengthening recorded on the merger of TIG and IIC on December 16, 2002, but does not include related restructuring costs of $63.6.

For the year ended December 31, 2003, the European runoff group had pre-tax income of $9.6 compared to a pre-tax loss of $26.9 for 2002, primarily attributable to a reduction in expenses offset by a reduction in interest and dividends.

The 2003 runoff loss includes premiums payable of $147.8 upon the cession of an additional $263.6 of losses under the Swiss Re Cover (of which $62 relates to European runoff, $107 relates to U.S. runoff and $86 relates to Crum & Forster). At December 31, 2003, ceded losses under this Cover (the benefits of which were assigned to nSpire Re as of December 31, 2002, as noted earlier) totalled $996.1 (December 31, 2002 – $732.5), leaving unutilized coverage of $3.9.

For the year ended December 31, 2003, Group Re had pre-tax income of $16.6 compared to $35.0 in 2002, the decrease relating primarily to the change, upon the IPO of Northbridge, in the terms of CRC (Bermuda)’s participation in reinsuring Lombard programs.

Claims adjusting. Fairfax’s $16.6 share of Lindsey Morden’s loss in 2003, compared with a $6.7 share of the loss in 2002, reflects Lindsey Morden’s poor results from its U.S.-based operations, the impairment of $4.7 of goodwill arising from the RSKCo acquisition and the write off of certain U.S. deferred tax assets, partially offset by improved operating earnings from its Canadian, U.K., European and International operations.

Interest expense. Interest expense increased to $138.6 for 2003 compared to $79.6 for 2002 as summarized below:

	2003	2002	2001
Fairfax	107.2	71.9	100.4
OdysseyRe	12.7	7.7	–
Crum & Forster	18.7	–	–

	138.6	79.6	100.4

The increased interest expense in 2003 resulted partly from new interest costs (the interest cost of the Crum & Forster notes issued in June 2003, the Fairfax convertible debentures issued in July 2003, the OdysseyRe notes issued in the fourth quarter and the company’s purchase consideration contracted in December 2002 for the acquisition of the remaining 72 1/2% economic interest in TRG), and partly from the company’s decision to maintain fixed rather than floating interest costs (the effect of the company’s closing out its fixed rate to floating rate interest rate swaps in the third quarter of 2002 was a $34.2 benefit in 2002, compared to a $14.6 benefit in 2003 as a result of the gain on the aforementioned closing out of swaps being deferred and amortized against future interest expense).

Swiss Re premium. As part of its acquisition of TIG effective April 13, 1999, Fairfax purchased the Swiss Re Cover, a $1 billion corporate insurance cover ultimately reinsured with a Swiss Re subsidiary, protecting it on an aggregate basis from adverse development in claims and unrecoverable reinsurance above the aggregate reserves set up by all of its subsidiaries (including TIG Specialty Insurance and Odyssey America Re (formerly TIG Re) but not including other subsidiaries acquired after 1998) at December 31, 1998. With the OdysseyRe IPO, effective June 14, 2001 Odyssey America Re’s and Odyssey Reinsurance Corporation’s claims and unrecoverable reinsurance were no longer protected by the Swiss Re Cover from further adverse development. Similarly, effective May 28, 2003 with the Northbridge IPO, the subsidiaries of Northbridge were no longer protected by the Swiss Re Cover from further adverse development.

In 2003, Fairfax strengthened 1998 and prior reserves and ceded these losses of $263.6 to the Swiss Re Cover for which an additional premium of $147.8 is payable to a funds withheld trust account for the benefit of the Swiss Re subsidiary providing the cover (of which $50.0 was paid on February 25 and the balance is payable on April 15). For the year ended December 31, 2003, investment income (including realized gains) from the assets in the trust account of $15.0 was less than the contractual 7% interest credit to the funds withheld account by $7.4, reflecting the large cash position in the trust account since the second quarter of 2003. Since inception of the trust account, the cumulative investment income (including realized gains) has exceeded the cumulative contractual interest credit by $26.8. The cessions to the Swiss Re Cover since

FAIRFAX FINANCIAL HOLDINGS LIMITED

inception have resulted from adverse development in the various operating segments as follows:

	2003	2002	2001	2000	1999	Cumulative
Canadian insurance	0.9	(0.1)	11.3	(9.7)	(3.2)	(0.8)
U.S. insurance	85.8	2.9	94.9	166.6	186.1	536.3
Reinsurance	–	–	–	22.6	53.3	75.9
Runoff	176.9	2.3	79.6	89.0	14.9	362.7
Kingsmead	–	–	18.0	4.0	–	22.0

Total	263.6	5.1	203.8	272.5	251.1	996.1

The majority of the cumulative cessions to the Swiss Re Cover resulted from reserve deficiencies of $438.3 for TIG, $189.2 for Crum & Forster and $232.7 for the European runoff group.

Effective December 31, 2002, the benefits of the Swiss Re Cover were assigned to nSpire Re which had provided reinsurance protection to the other Fairfax companies similar to that provided to Fairfax by the Swiss Re Cover. For the year ended December 31, 2003, the premium cost and loss cessions related to the Swiss Re Cover are reflected in the European runoff group, consistent with the legal entity basis of presentation. For 2002 and prior years, the premium cost of the Swiss Re Cover was shown as an expense in the company’s statement of earnings since the Cover was held at the corporate level.

Corporate overhead and other. Corporate overhead and other includes Fairfax, OdysseyRe, Crum & Forster and Northbridge holding company expenses net of the company’s investment management and administration fees and interest income on Fairfax’s cash balances and is broken down as follows:

	2003	2002	2001
Fairfax corporate overhead (net of interest on cash balances)	35.3	22.8	24.6
Investment management and administration fees	(36.5)	(36.9)	(23.6)
Corporate overhead of OdysseyRe, Crum & Forster and Northbridge	18.2	5.0	5.0
Technology expenses and amortization	15.6	15.0	3.9
Other	16.1	–	–

	48.7	5.9	9.9

The increase in the Fairfax corporate overhead charge in 2003 relates primarily to increased insurance and professional services costs. The “Other” item relates to one-time service expenses and writeoffs. Fairfax has continued to invest in technology to better support its businesses. The company’s technology subsidiary, MFXchange, is also marketing its technology products and services for the insurance industry to third parties, resulting in net selling and administration costs over the near term until it generates more third party revenue.

These costs are shown separately in the above corporate overhead costs. The company expects that over time, third party revenue will cover these costs.

Taxes. The company recorded an income tax expense of $187.6 for 2003 (compared to $149.3 in 2002 and a recovery of $247.4 in 2001), principally due to taxable income, as well as losses not recognized for accounting purposes. The decrease in the deferred tax asset for the year ended December 31, 2003 was $9.0 which reflected a decrease of $135.1 from utilization of the U.S. net operating tax losses as a result of the profitability of the U.S. insurance and reinsurance companies, partially offset by increases in the non-U.S. components of the deferred tax asset and increases resulting in the ordinary course from increased business volumes.

Non-controlling interests. The non-controlling interests on the company’s consolidated statements of earnings represent the 19.4% public minority interest in OdysseyRe, the 29.0% public minority interest in Northbridge effective May 28, 2003, Xerox’s 72.5% economic interest in TRG to December 16, 2002 and the 25.0% public minority interest in Lindsey Morden, as summarized in the table below.

	2003	2002	2001
OdysseyRe	55.2	39.7	(15.0)
Northbridge	14.8	–	–
TRG	–	13.8	14.0
Lindsey Morden	(5.5)	(2.8)	(1.3)

	64.5	50.7	(2.3)

Balance Sheet Analysis

Cash and short term investments, Cash held in Crum & Forster interest escrow account and Marketable securities consist of the holding company’s cash deposits and short term investments which it maintains as a safety net to ensure that it can cover its debt service and operating requirements for some years even if its insurance subsidiaries pay no dividends (see the discussion on page 113). Cash and short term investments consist of the company’s bank operating account, overnight bank deposits and investments in short term government treasury bills. Cash of $47.3 at December 31, 2003 was held in an interest escrow account to cover the next three semi-annual interest payments on the Crum & Forster debt which was issued June 15, 2003. Marketable securities include the company’s investments in various equities.

Accounts receivable and other consists of premiums receivable (net of provisions for uncollectible amounts) of $1.4 billion, funds withheld receivables from cedants and other reinsurance balances of $199.3, receivables for securities sold of $53.9, accrued interest of $65.1, prepaid expenses of $60.5 and other accounts receivable of $289.8 including $103.5 of Lindsey Morden receivables.

Recoverable from reinsurers consists of future recoveries on unpaid claims ($7.6 billion), reinsurance receivable on paid losses ($654.2) and unearned premiums from reinsurers ($297.0). Excluding current receivables, the company’s insurance, reinsurance and runoff companies, with a combined statutory surplus of $4.6 billion, had an aggregate of $7.6 billion

FAIRFAX FINANCIAL HOLDINGS LIMITED

of future recoveries from reinsurers on unpaid claims, a ratio of recoveries to surplus which is within industry norms. Please see Reinsurance Recoverables beginning on page 101 for a detailed discussion of amounts recoverable from reinsurers. As explained in that discussion, excluding increases in Recoverable from reinsurers in 2003 resulting from cessions to reinsurers as a result of reserve strengthenings and from the formation of a new runoff syndicate at Lloyd’s described on page 64, Recoverable from reinsurers decreased by $336.7 during 2003. Also as disclosed in that discussion, reinsurance bad debts continued to be insignificant ($15.1 in 2003).

Investments in Hub, Zenith National and Advent represent Fairfax’s investment in 26.1%-owned Hub International Limited ($102.5) and 42.0%-owned Zenith National Insurance Corp. ($216.5), both of which are publicly listed companies, and 46.8%-owned Advent Capital Holdings PLC ($68.6).

Deferred premium acquisition costs (DPAC) consist of brokers’ commissions and premium taxes. These are deferred, together with the related unearned premiums (UPR), and amortized to income over the term of the underlying insurance policies. Unlike many companies in the insurance industry, the company does not defer internal underwriting costs as part of DPAC and the recoverability of DPAC is determined without giving credit to investment income. The ratio of DPAC to UPR (16.9% at December 31, 2003) varies from time to time depending on the mix of business being written and the estimated recoverability of DPAC given expected loss ratios on the UPR.

Future income taxes represent amounts expected to be recovered in future years. At December 31, 2003 future income taxes of $968.3 (of which $676.4 related to Fairfax Inc., Fairfax’s U.S. holding company, and subsidiaries in its U.S. consolidated tax group) consisted of $613.5 of capitalized operating and capital losses (with no valuation allowance), and timing differences of $354.8 which represent expenses recorded in the financial statements but not yet deducted for income tax purposes. The capitalized operating losses relate primarily to Fairfax Inc. and its U.S. subsidiaries ($524.0, including $272.2 arising on the acquisition of TIG in 1999), where 90% of the losses expire between 2019 and 2022 (none expire before 2010), the Canadian holding company ($32.8) and Sphere Drake ($35.5).

Following the acquisition of TIG in 1999, the U.S. consolidated tax group had net operating losses until 2002. In order to more quickly use its future income tax asset and for the cash flow benefit of receiving tax sharing payments from OdysseyRe, the company determined that it would be in its best interests to increase its approximately 73.8% interest in OdysseyRe to in excess of 80%, so that OdysseyRe would be included in Fairfax’s U.S. consolidated tax group. Consequently, on March 3, 2003, pursuant to a private agreement, Fairfax Inc. purchased 4,300,000 outstanding common shares of OdysseyRe.

With the discontinuance of TIG’s MGA-controlled program business and the profitability of Crum & Forster and OdysseyRe, 2003 taxable income of Fairfax’s U.S. consolidated tax group was in excess of $375. As a result, the portion of Fairfax’s future income tax asset related to its U.S. consolidated tax group decreased $135.1 in 2003 from utilization of net operating losses of that group (before increasing in the ordinary course for timing differences as a result of increased business volumes).

Fairfax has determined that no valuation allowance is required on its future income tax asset as at December 31, 2003 ($17.8 at December 31, 2002). Differences between expected and actual future operating results could adversely impact the company’s ability to realize the future income tax asset within a reasonable period of time given the inherent uncertainty in projecting operating company earnings and industry conditions beyond a three to four year period. The company expects to realize the benefit of these capitalized losses from future profitable operations during the loss carryforward period.

In determining the need for a valuation allowance, management considers primarily current and expected profitability of the companies. Management reviews the recoverability of the future tax asset and the valuation allowance on a quarterly basis. The timing differences principally relate to insurance-related balances such as claims, DPAC and UPR; such timing differences are expected to continue for the foreseeable future in light of the company’s ongoing operations.

Goodwill arises on the acquisition of companies where the purchase price paid exceeds the fair value of the underlying net tangible assets acquired. Of the goodwill at December 31, 2003, $180.4 arises from Lindsey Morden, and the balance relates to Lombard’s acquisition of brokers ($17.2), Crum & Forster’s acquisition of Seneca and Transnational ($7.3), Falcon ($4.4), OdysseyRe ($4.0) and First Capital ($1.0).

In accordance with changes in Canadian accounting standards, effective January 1, 2002 goodwill is no longer amortized to earnings, but if and when it is determined that an impairment in its value exists, the value of the goodwill is required to be written down to its fair value. The company assesses the carrying value of goodwill based on the underlying discounted cash flows and operating results of its subsidiaries. Management has compared the carrying value of goodwill balances as at December 31, 2003 and the estimated fair values of the underlying operations and concluded that there was no impairment in the value of goodwill except for $4.7 at Lindsey Morden arising from the RSKCo acquisition. Of Lindsey Morden’s goodwill of $180.4 at December 31, 2003, $137.7 was related to its U.K. operations. The recoverability of this goodwill is sensitive to the ability of the U.K. operations to meet their profit and cash flow forecasts for 2004 and future years. Failure to meet those forecasts could result in a writedown of its goodwill.

The increase in goodwill to $214.3 at December 31, 2003 from $185.3 at December 31, 2002 is principally attributable to the strengthening of the pound sterling against the U.S. dollar during 2003.

Other assets include loans receivable, deferred financing costs and shares held in connection with the company’s management restricted stock grant and similar programs and miscellaneous other balances.

Accounts payable and accrued liabilities include employee related liabilities, amounts due to brokers and agents including commissions, liabilities for operating expenses incurred in the normal course of business, dividends payable to policyholders, salvage and subrogation payable and other similar balances.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Funds withheld payable to reinsurers represent premiums and accumulated accrued interest (at an average interest crediting rate of approximately 7% per annum) on aggregate stop loss reinsurance treaties, principally relating to the Swiss Re Cover ($490.4), OdysseyRe ($214.3), Crum & Forster ($225.6) and TIG ($142.1). In 2003, $84.3 of interest expense accrued to reinsurers on these funds withheld; the company’s total interest and dividend income of $330.1 in 2003 was net of this interest expense. The impact of the interest crediting rate on funds withheld payable to reinsurers on the gross investment yield from the investment portfolio is discussed on page 106. Claims payable under such treaties are paid first out of the funds withheld balances.

Provision for claims consists of the gross amount of individual case reserves established by the insurance and runoff companies, individual case estimates reported by ceding companies to the reinsurance (or runoff) companies and management’s estimate of claims incurred but not reported (IBNR) based on the volume of business currently in force and the historical experience on claims. Please see Provision for Claims beginning below on this page for a detailed discussion of the company’s provision for claims.

Unearned premiums are described above under Deferred premium acquisition costs.

Purchase consideration payable is the discounted amount payable over the next 14 years for acquiring an additional interest in TRG, as described on page 62.

Non-controlling interests represent the minority shareholders’ 19.4% share of the underlying net assets of OdysseyRe ($250.5), 25.0% share of the underlying net assets of Lindsey Morden ($25.4) and 29.0% share of the underlying net assets of Northbridge ($164.9). All of the assets and liabilities, including long term debt, of these companies are included in the company’s consolidated balance sheet.

Provision for Claims

Since 1985, in order to ensure so far as possible that the company’s provision for claims (often called “reserves”) is adequate, management has established procedures so that the provision for claims at the company’s insurance, reinsurance and runoff operations are subject to several reviews, including by one or more independent actuaries. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the chief actuary at Fairfax’s head office, and one or more independent actuaries, including an independent valuation actuary whose report appears in each Annual Report.

As noted in the Valuation Actuary’s Report on page 21, Fairfax records the provision for claims on an undiscounted basis. Except in cases where the discount is offset by a credit in Fairfax’s acquisition accounting, Fairfax’s property and casualty insurance, reinsurance and runoff and other reserves are recorded on an undiscounted basis, in accordance with Fairfax’s accounting policy, and consequently none of these subsidiaries generate earnings by virtue of discounting reserves.

In the ordinary course of carrying on their business, Fairfax’s insurance, reinsurance and runoff companies pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Common situations where assets are so pledged, either directly, or to support letters of credit issued for the following purposes, are regulatory deposits (such as with states for workers compensation business), deposits of funds at Lloyd’s in support of London market underwriting, and the provision of security as a non-admitted company, as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. The $2.0 billion of cash and investments pledged by the company’s subsidiaries, referred to in note 4 to the consolidated financial statements, has been pledged in the ordinary course of business to support the pledging subsidiary’s own obligations, as described in this paragraph (these pledges do not involve the cross-collateralization by one group company of another group company’s obligations).

Claim provisions are established by the case method as claims are reported. The provisions are subsequently adjusted as additional information on the estimated amount of a claim becomes known during the course of its settlement. A provision is also made for management’s calculation of factors affecting the future development of claims including IBNR based on the volume of business currently in force and the historical experience on claims.

As time passes, more information about the claims becomes known and provision estimates are consequently adjusted upward or downward. Because of the estimation elements encompassed in this process, and the time it takes to settle many of the more substantial claims, several years are required before a meaningful comparison of actual losses to the original provisions can be developed.

The development of the provision for claims is shown by the difference between estimates of reserves as of the initial year-end and the re-estimated liability at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Unfavourable development means that the original reserve estimates were lower than subsequently indicated. The $456.3 aggregate unfavourable development in 2003 (before recovery under the Swiss Re Cover) is comprised as shown in the following table:

Northbridge	13.5
U.S. insurance	39.8
OdysseyRe	116.9
Runoff and other	286.1

456.3

The following table presents a reconciliation of the provision for claims and loss adjustment expense (LAE) for the insurance, reinsurance and runoff and other lines of business for the past five years. As shown in the table, the sum of the provision for claims for all of Fairfax’s

FAIRFAX FINANCIAL HOLDINGS LIMITED

insurance, reinsurance and runoff and other operations is $14,368.1 as at December 31, 2003 – the amount shown as Provision for claims on Fairfax’s consolidated balance sheet on page 23.

Reconciliation of Provision for Claims and LAE as at December 31

	2003	2002	2001	2000	1999
Insurance subsidiaries owned throughout the year – net of indemnification	2,356.7	1,932.1	1,938.6	2,299.4	2,736.3
Insurance subsidiaries acquired during the year	–	–	16.1	47.5	–

Total insurance subsidiaries	2,356.7	1,932.1	1,954.7	2,346.9	2,736.3

Reinsurance subsidiaries owned throughout the year	2,341.7	1,834.3	1,674.4	1,666.8	870.4
Reinsurance subsidiaries acquired during the year	–	10.3	–	–	961.1

Total reinsurance subsidiaries	2,341.7	1,844.6	1,674.4	1,666.8	1,831.5

Runoff and other subsidiaries owned throughout the year	2,206.5	3,100.4	3,077.4	3,412.9	2,404.6
Runoff and other subsidiaries acquired during the year	–	40.5	–	–	1,419.8

Total runoff and other subsidiaries	2,206.5	3,140.9	3,077.4	3,412.9	3,824.4

Federated Life	24.1	18.3	18.4	20.6	19.6

Total provision for claims and LAE	6,929.0	6,935.9	6,724.9	7,447.2	8,411.8
Reinsurance gross-up	7,439.1	6,461.4	7,110.8	6,018.8	5,673.7

Total including gross-up	14,368.1	13,397.3	13,835.7	13,466.0	14,085.5

The seven tables that follow show the reconciliation and the reserve development of Northbridge (Canadian insurance), U.S. insurance, OdysseyRe (reinsurance) and runoff and other’s net provision for claims. Cessions to the Swiss Re Cover by group for 2003 and prior years are set out under Swiss Re premium on page 68. Because business is written in various locations, there will necessarily be some distortions caused by foreign exchange fluctuations. The insurance operations’ tables are presented in Canadian dollars for Northbridge (Canadian insurance) and in U.S. dollars for U.S. insurance. The OdysseyRe (reinsurance) and runoff and other tables are presented in U.S. dollars as the reinsurance and runoff businesses are substantially transacted in that currency.

Canadian Insurance – Northbridge

The following table shows for Northbridge (excluding Federated Life) the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 1999 through 2003. The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.

Reconciliation of Provision for Claims –

Northbridge

	2003	2002	2001	2000	1999

	(in Cdn $)
Provision for claims and LAE at January 1	728.9	621.9	585.5	603.3	593.3

Incurred losses on claims and LAE
Provision for current accident year’s claims	619.6	525.5	456.0	405.5	437.8
Foreign exchange effect on claims	(27.2)	(1.5)	–	–	–
Increase (decrease) in provision for prior accident years’ claims	19.2	8.2	32.4	(6.7)	(19.4)

Total incurred losses on claims and LAE	611.6	532.2	488.4	398.8	418.4

Payments for losses on claims and LAE
Payments on current accident year’s claims	(211.4)	(224.5)	(228.3)	(197.7)	(211.6)
Payments on prior accident years’ claims	(273.7)	(200.7)	(223.7)	(218.9)	(196.8)

Total payments for losses on claims and LAE	(485.1)	(425.2)	(452.0)	(416.6)	(408.4)

Provision for claims and LAE at December 31	855.4	728.9	621.9	585.5	603.3
Exchange rate	0.7738	0.6330	0.6264	0.6658	0.6890
Provision for claims and LAE at December 31 converted to U.S. dollars	661.9	461.4	389.6	389.8	415.7

The company strives to establish adequate provisions at the original valuation date. It is the company’s objective to have favourable development from the past. The reserves will always be subject to upward or downward development in the future.

The following table shows for Northbridge (excluding Federated Life) the original provision for claims reserves including LAE at each calendar year-end commencing in 1993 (Lombard is included commencing in 1994, the year of its acquisition) with the subsequent cumulative payments made from these years and the subsequent re-estimated amount of these reserves.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Provision for Northbridge’s Claims Reserve Development

As at
December 31	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003

	(in Cdn $)
Provision for claims including LAE	185.0	521.4	532.7	552.8	569.0	593.3	603.3	585.5	621.9	728.9	855.4
Cumulative payments as of:
One year later	56.7	194.3	178.8	195.0	193.5	196.8	218.9	223.7	200.7	273.7
Two years later	99.3	282.4	280.4	298.2	294.4	315.9	334.4	333.8	366.6
Three years later	121.1	360.7	348.1	369.6	377.0	393.3	417.8	458.2
Four years later	141.0	410.6	400.8	428.6	441.1	455.4	516.9
Five years later	153.2	447.6	437.5	470.3	487.2	533.1
Six years later	159.7	473.0	468.5	498.4	545.6
Seven years later	164.7	496.9	487.2	547.0
Eight years later	168.7	510.0	528.3
Nine years later	170.8	545.1
Ten years later	193.3
Reserves re-estimated as of:
One year later	181.5	516.9	516.1	550.3	561.5	573.9	596.7	617.9	630.1	724.8
Two years later	185.1	520.3	526.2	551.2	556.6	574.1	621.6	634.3	672.3
Three years later	191.6	529.8	528.7	552.2	561.0	593.3	638.0	673.9
Four years later	192.4	532.1	529.0	556.6	580.7	607.3	674.9
Five years later	193.0	537.0	528.5	567.2	592.3	644.6
Six years later	193.1	538.1	537.3	579.3	624.8
Seven years later	192.5	547.9	547.6	607.5
Eight years later	192.5	557.5	574.9
Nine years later	201.9	582.5
Ten years later	215.7
Favourable (unfavourable) development	(30.7)	(61.1)	(42.2)	(54.7)	(55.8)	(51.3)	(71.6)	(88.4)	(50.4)	4.1	–

Note that when in any year there is a reserve strengthening or redundancy for a prior year, the amount of the change in favourable (unfavourable) development thereby reflected for that prior year is also reflected in the favourable (unfavourable) development for each year thereafter.

In 2003, Northbridge had unfavorable development of Cdn$19.2 before foreign exchange gains on prior years of Cdn$23.3 (it also had foreign exchange gains of Cdn$3.9 on the current accident year in 2003). The development consisted of Cdn$5.5 related to the Facility Association and Cdn$13.7 relating to various casualty and liability classes of business in a number of accident years prior to 2002.

As shown in Northbridge’s annual report, on an accident year basis (under which all claims attribute back to the year of loss, regardless of when they are reported or adjusted), Northbridge’s average reserve development during the last ten years has been favourable (i.e. redundant) by 2.4%.

Future development could be significantly different from the past due to many unknown factors.

U.S. Insurance

The following table shows for Fairfax’s U.S. insurance operations (excluding Old Lyme, which is included in the comparable table for Runoff and other) the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 1999 through 2003. The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.

Reconciliation of Provision for Claims –

U.S. Insurance

	2003	2002	2001	2000	1999
Provision for claims and LAE at January 1	1,470.7	1,565.1	1,957.1	2,320.6	2,693.9

Incurred losses on claims and LAE
Provision for current accident year’s claims	606.0	537.5	552.5	468.2	624.7
Increase (decrease) in provision for prior accident years’ claims	39.8	24.0	(10.6)	44.8	29.8

Total incurred losses on claims and LAE	645.8	561.5	541.9	513.0	654.5

Payments for losses on claims and LAE
Payments on current accident year’s claims	(131.5)	(158.8)	(181.7)	(138.8)	(272.5)
Payments on prior accident years’ claims	(290.2)	(497.1)	(768.3)	(785.2)	(755.3)

Total payments for losses on claims and LAE	(421.7)	(655.9)	(950.0)	(924.0)	(1,027.8)

Provision for claims and LAE at December 31 before the undernoted	1,694.8	1,470.7	1,549.0	1,909.6	2,320.6
Provision for claims and LAE for Winterthur (Asia) at December 31	–	–	16.1	–	–
Provision for claims and LAE for Seneca at December 31	–	–	–	47.5	–

Provision for claims and LAE at December 31	1,694.8	1,470.7	1,565.1	1,957.1	2,320.6

The company strives to establish adequate provisions at the original valuation date. It is the company’s objective to have favourable development from the past. The reserves will always be subject to upward or downward development in the future.

The following table shows for Fairfax’s U.S. insurance operations (as noted above, excluding Old Lyme) the original provision for claims reserves including LAE at each calendar year-end commencing in 1993 with the subsequent cumulative payments made from these years and the subsequent re-estimated amounts of these reserves. The following U.S. insurance

FAIRFAX FINANCIAL HOLDINGS LIMITED

subsidiaries’ reserves are included from the respective years in which such subsidiaries were acquired:

Year Acquired
Fairmont (Ranger)	1993
Crum & Forster	1998
Falcon	1998
Seneca	2000
Winterthur (Asia) (acquired by Falcon)	2001

Provision for U.S. Insurance Operations’ Claims Reserve Development

As at
December 31	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Provision for claims including LAE	173.9	154.9	157.8	187.6	184.0	2,693.9	2,320.6	1,957.1	1,565.1	1,470.7	1,694.8
Cumulative payments as of:
One year later	78.5	59.1	69.4	79.8	70.1	755.3	785.2	768.3	497.1	290.2
Two years later	141.7	130.0	119.9	125.3	128.0	1,363.2	1,402.0	1,135.7	716.9
Three years later	169.3	158.7	135.2	157.5	168.9	1,822.7	1,670.0	1,269.3
Four years later	185.8	166.9	155.2	184.1	212.8	2,096.1	1,735.2
Five years later	188.3	179.9	171.8	204.6	222.7	2,119.4
Six years later	194.4	193.9	174.8	209.3	259.1
Seven years later	197.7	193.3	175.3	244.5
Eight years later	196.5	192.7	204.9
Nine years later	195.3	221.9
Ten years later	224.1
Reserves re-estimated as of:
One year later	171.4	191.0	183.2	196.3	227.8	2,723.7	2,365.4	1,946.5	1,589.1	1,510.5
Two years later	199.6	206.9	190.9	229.1	236.3	2,715.8	2,421.1	1,965.0	1,662.3
Three years later	214.5	216.8	210.8	236.3	251.9	2,765.8	2,434.7	1,984.9
Four years later	222.2	226.0	212.9	246.7	279.0	2,781.0	2,450.2
Five years later	227.6	229.8	216.2	261.1	279.0	2,795.3
Six years later	229.4	232.0	220.6	261.1	279.7
Seven years later	232.9	235.7	220.6	261.4
Eight years later	236.8	235.7	220.0
Nine years later	236.8	235.9
Ten years later	237.7
Favourable (unfavourable) development	(63.8)	(81.0)	(62.2)	(73.8)	(95.7)	(101.4)	(129.6)	(27.8)	(97.2)	(39.8)	–

Note that when in any year there is a reserve strengthening or redundancy for a prior year, the amount of the change in favourable (unfavourable) development thereby reflected for that prior year is also reflected in the favourable (unfavourable) development for each year thereafter.

The U.S. insurance operations had unfavourable development of $39.8 in 2003, resulting from asbestos development of $149.9 offset by $98.5 aggregate reinsurance coverage and $50.0 of favourable development in non-latent lines, strengthening for accident year 2001 by $53.3 partially offset by redundancies of $33.4 in accident year 2002, and other items aggregating $18.5 (including uncollectible reinsurance, involuntary pools and unallocated loss adjustment expenses). The Crum & Forster numbers included in the above table and this commentary

(which constitute the major portion of those numbers) differ from those published by Crum & Forster Holdings Corp. due to differences between Canadian and U.S. GAAP.

Future development could be significantly different from the past due to many unknown factors.

Reinsurance – OdysseyRe

The following table shows for OdysseyRe the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 1999 through 2003. The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.

Reconciliation of Provision for Claims –

OdysseyRe

	2003	2002	2001	2000	1999
Provision for claims and LAE at January 1	1,844.6	1,674.4	1,666.8	1,831.5	819.9

Incurred losses on claims and LAE
Provision for current accident year’s claims	1,208.8	920.0	702.7	487.5	220.2
Foreign exchange effect on claims	14.8	5.1	(0.4)	(1.1)	–
Increase in provision for prior accident years’ claims	116.9	66.0	23.0	15.9	6.3

Total incurred losses on claims and LAE	1,340.5	991.1	725.3	502.3	226.5

Payments for losses on claims and LAE
Payments on current accident year’s claims	(241.6)	(215.0)	(121.5)	(58.7)	(30.3)
Payments on prior accident years’ claims	(601.8)	(616.2)	(596.2)	(608.3)	(145.7)

Total payments for losses on claims and LAE	(843.4)	(831.2)	(717.7)	(667.0)	(176.0)

Provision for claims and LAE at December 31 before the undernoted	2,341.7	1,834.3	1,674.4	1,666.8	870.4
Provision for claims and LAE for First Capital at December 31	–	10.3	–	–	–
Provision for claims and LAE for TIG Re at December 31	–	–	–	–	961.1

Provision for claims and LAE at December 31	2,341.7	1,844.6	1,674.4	1,666.8	1,831.5

The company strives to establish adequate provisions at the original valuation date. It is the company’s objective to have favourable development from the past. The reserves will always be subject to upward or downward development in the future.

The following table shows for OdysseyRe the original provision for claims reserves including LAE at each calendar year-end commencing in 1996 (the date of Odyssey Reinsurance (New York)’s acquisition) with the subsequent cumulative payments made from these years and the

FAIRFAX FINANCIAL HOLDINGS LIMITED

subsequent re-estimated amount of these reserves. This table is the same as the comparable table published by Odyssey Re Holdings Corp.

Provision for OdysseyRe Claims Reserve Development

As at December 31	1996	1997	1998	1999	2000	2001	2002	2003
Provision for claims including LAE	1,991.8	2,134.3	1,987.6	1,831.5	1,666.8	1,674.4	1,844.6	2,341.7
Cumulative payments as of:
One year later	456.8	546.1	594.1	608.5	596.2	616.2	601.8
Two years later	837.2	993.7	1,054.6	1,041.3	1,009.9	985.4
Three years later	1,142.1	1,341.5	1,352.9	1,332.8	1,276.4
Four years later	1,349.2	1,517.6	1,546.2	1,505.5
Five years later	1,475.0	1,648.3	1,675.4
Six years later	1,586.2	1,754.9
Seven years later	1,680.3
Reserves re-estimated as of:
One year later	2,106.7	2,113.0	2,033.8	1,846.2	1,689.9	1,740.4	1,961.5
Two years later	2,121.0	2,151.3	2,043.0	1,862.2	1,768.1	1,904.2
Three years later	2,105.0	2,130.9	2,043.7	1,931.4	1,987.9
Four years later	2,073.6	2,128.2	2,084.8	2,113.2
Five years later	2,065.8	2,150.3	2,215.6
Six years later	2,065.6	2,207.1
Seven years later	2,067.9
Favourable (unfavourable) development	(76.1)	(72.8)	(228.0)	(281.7)	(321.1)	(229.8)	(116.9)	–

Note that when in any year there is a reserve strengthening or redundancy for a prior year, the amount of the change in favourable (unfavourable) development thereby reflected for that prior year is also reflected in the favourable (unfavourable) development for each year thereafter.

The unfavourable development of $116.9 in 2003 was mainly due to reserve strengthening related to OdysseyRe’s U.S. casualty business written from 1997 to 2000.

Future development could be significantly different from the past due to many unknown factors.

Runoff and Other

The following table shows for Fairfax’s runoff and other operations the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 1999 through 2003. The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.

Reconciliation of Provision for Claims –

Runoff and Other

	2003	2002	2001	2000	1999
Provision for claims and LAE at January 1	3,140.9	3,077.4	3,412.9	3,824.4	2,159.9

Incurred losses on claims and LAE
Provision for current accident year’s claims	580.7	826.1	1,031.8	1,106.3	674.2
Foreign exchange effect on claims	66.6	3.0	38.3	2.5	35.2
Increase in provision for prior accident years’ claims	286.1	241.3	290.2	402.2	33.0
Recovery under Swiss Re Cover	(263.6)	(5.2)	(210.5)	(272.3)	(60.4)

Total incurred losses on claims and LAE	669.8	1,065.2	1,149.8	1,238.7	682.0

Payments for losses on claims and LAE
Payments on current accident year’s claims	(74.2)	(172.3)	(264.3)	(332.3)	(88.8)
Payments on prior accident years’ claims	(1,530.0)	(869.9)	(1,221.0)	(1,317.9)	(348.5)

Total payments for losses on claims and LAE	(1,604.2)	(1,042.2)	(1,485.3)	(1,650.2)	(437.3)

Provision for claims and LAE at December 31 before the undernoted	2,206.5	3,100.4	3,077.4	3,412.9	2,404.6
Provision for claims and LAE for Old Lyme at December 31	–	40.5	–	–	–
Provision for claims and LAE for TRG at December 31	–	–	–	–	601.7
Provision for claims and LAE for TIG Specialty Insurance at December 31	–	–	–	–	818.1

Provision for claims and LAE at December 31	2,206.5	3,140.9	3,077.4	3,412.9	3,824.4

The unfavorable development of $286.1 in 2003 resulted from additional development of TIG’s reserves of $68.3 on lines not covered by the Chubb Re Cover, construction defect claims of $79.9 and additional development of European runoff reserves of $137.9, mainly relating to North American casualty business written in the late 1990s.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company strives to establish adequate provisions at the original valuation date. It is the company’s objective to have favourable development from the past. The reserves will always be subject to upward or downward development in the future.

Asbestos, Pollution and Other Hazards

Note: In this Asbestos, Pollution and Other Hazards section, certain tables have used groupings into continuing and runoff operations, replacing less meaningful groupings into U.S. and European companies shown in the 2002 Annual Report.

         General APH Discussion

A number of Fairfax’s subsidiaries, prior to their acquisition by Fairfax, wrote general liability policies and reinsurance under which policyholders continue to present asbestos-related injury claims, claims alleging injury, damage or clean up costs arising from environmental pollution, and other health hazard related claims (APH). The vast majority of these claims are presented under policies written many years ago.

There is a great deal of uncertainty surrounding these claims. This uncertainty impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from any other type of contractual claim because there is little consistent precedent to determine what, if any, coverage exists or which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by inconsistent court decisions and judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts and in others have expanded theories of liability. The industry as a whole is engaged in extensive litigation over these coverages and liability issues and is thus confronted with continuing uncertainty in its efforts to quantify APH exposures. As a result, conventional actuarial reserving techniques cannot be used to estimate the ultimate cost of such claims because of inadequate development patterns and inconsistent emerging legal doctrine.

Since Fairfax’s acquisition of TRG in 1999, RiverStone has managed the group’s direct APH claims. In light of the intensive claim settlement process for these claims, which involves comprehensive fact gathering and subject matter expertise, management believes it is prudent to have a centralized claim facility to handle these claims on behalf of all the Fairfax groups. RiverStone’s APH claim staff focuses on defending Fairfax’s groups against unwarranted claims, pursuing aggressive claim handling and proactive resolution strategies, and minimizing costs. A substantial number of the professional members of this staff are attorneys experienced in asbestos and environmental pollution liabilities. At OdysseyRe a dedicated claim unit also manages its APH exposure. This unit performs audits of company policyholders with significant asbestos and environmental pollution exposure to assess their potential liabilities. This unit also monitors developments within the insurance industry having a potential impact on their reserves.

Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from APH exposures at year-end 2003, 2002, and 2001 and the movement in gross and net reserves for those years:

	2003			2002		2001

	Gross	Net		Gross	Net	Gross	Net
Runoff Operations
Provision for APH claims and ALAE at January 1	1,402.7	419.5		1,487.4	392.1	1,646.1	509.2
APH losses and ALAE incurred during the year	300.1	61.8	(1)	146.9	45.4	193.4	48.6
APH losses and ALAE paid during the year	242.8	55.2		231.6	18.0	352.1	165.7
Provision for APH claims and ALAE at December 31	1,460.0	426.1		1,402.7	419.5	1,487.4	392.1
Continuing Operations
Provision for APH claims and ALAE at January 1	723.0	565.7		711.7	535.6	717.2	485.0
APH losses and ALAE incurred during the year	235.4	173.2		110.2	87.8	126.4	94.1
APH losses and ALAE paid during the year	119.9	84.9		98.9	57.7	131.9	43.5
Provision for APH claims and ALAE at December 31	838.5	654.0		723.0	565.7	711.7	535.6
Fairfax Total
Provision for APH claims and ALAE at January 1	2,125.7	985.2		2,199.1	927.7	2,363.3	994.2
APH losses and ALAE incurred during the year	535.5	235.0		257.1	133.2	319.8	142.7
APH losses and ALAE paid during the year	362.7	140.1		330.5	75.7	484.0	209.2
Provision for APH claims and ALAE at December 31	2,298.5	1,080.1		2,125.7	985.2	2,199.1	927.7

(1)	Includes a $24.7 one-time reclassification of reserves from non-latent classes into asbestos.

In 2001, the Fairfax groups commuted their assumed liabilities and reinsurance recoverables (excluding certain facultative contracts) balances with Equitas, and settled another commutation involving substantial APH exposure which impacted the reported paid results and reduced the outstanding APH exposures for the European runoff subsidiaries by almost half. These commutations were beneficial to the company. However, because a commutation (which includes, for this purpose, a buyback and cancellation of the reinsurance contract) constitutes a prepayment of the commuted claims, the effect of these commutations on the preceding table is to create an unrepresentative amount of paid claims in the year of commutation.

         Asbestos Claim Discussion

Asbestos continues to be the most significant and difficult mass tort for the insurance industry in terms of claims volume and dollar exposure. The company believes that the insurance industry has been adversely affected by judicial interpretations that have had the effect of maximizing insurance recoveries for asbestos claims, from both a coverage and liability perspective. Generally speaking, only policies written prior to 1986 have potential asbestos exposure, since most policies written after that time contained an absolute asbestos exclusion.

Over the past few years the industry has experienced an increase over prior years in the number of asbestos claimants, including claims by individuals who do not appear to be impaired by asbestos exposure. It is generally expected throughout the industry that this trend will continue. The reasons for this increase are many: more intensive advertising by lawyers seeking additional claimants, increased focus by plaintiffs on new and previously peripheral

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defendants, and an increase in the number of entities seeking bankruptcy protection. To date, this continued flow of claims has forced approximately 69 manufacturers, distributors and users of asbestos products into bankruptcy. These bankruptcies have, in turn, aggravated both the volume and the value of claims against viable asbestos defendants. Accordingly, there is a high degree of uncertainty with respect to future exposure from asbestos claims, both in identifying which insureds may become targets in the future and in predicting the total number of asbestos claimants.

Many coverage disputes with insureds are resolved only through aggressive settlement efforts. Settlements involving bankrupt insureds may include extensive releases which are favorable to the company’s subsidiaries, but which could result in settlements for larger amounts than originally expected. As it has done in the past, RiverStone will continue to aggressively pursue settlement opportunities.

Early asbestos claims focused on manufacturers and distributors of asbestos-containing products. Thus, the claims at issue largely arose out of the products hazard and typically fell within the policies’ aggregate limits of liability for such coverage. Increasingly, insureds have been asserting both that their asbestos claims are not subject to these aggregate limits and that each individual bodily injury claim should be treated as a separate occurrence, potentially creating even greater exposure for primary insurers. Generally, insureds who assert these positions are installers of asbestos products or property owners who allegedly had asbestos on their premises. In addition, in an effort to seek additional insurance coverage, some insureds that have eroded their aggregate limits are submitting new asbestos claims as “non-products” or attempting to reclassify previously resolved claims as non-products claims. The extent to which insureds will be successful in obtaining coverage on this basis is uncertain, and, accordingly, it is difficult to predict the ultimate volume or amount of the claims for coverage not subject to aggregate limits.

Since 2001, several states have proposed, and in some cases enacted, tort reform statutes that impact asbestos litigation in various manners, such as making it more difficult for a diverse group of plaintiffs to jointly file a single case, reducing “forum-shopping” by requiring that a potential plaintiff have been exposed to asbestos in the state in which the plaintiff files a lawsuit, or permitting consolidation of discovery. These statutes typically apply to suits filed after a stated date. When a statute is proposed or enacted, asbestos defendants often experience a marked increase in new lawsuits, as plaintiffs’ attorneys rush to file before the effective date of the legislation. Some of this increased claim volume likely represents an acceleration of valid claims that would have been brought in the future, while some claims will likely prove to have little or no merit. At this point, it is too early to tell what portion of the increased number of suits represents valid claims. Also, the acceleration of claims increases the uncertainty surrounding projections of future claims in the affected jurisdictions. The company’s carried reserves include a provision which the company believes is prudent for the ultimate cost of claims filed in these jurisdictions.

Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from asbestos exposures at year-end 2003, 2002, and 2001 and the movement in gross and net reserves for those years:

	2003			2002		2001

	Gross	Net		Gross	Net	Gross	Net
Runoff Operations
Provision for asbestos claims and ALAE at January 1	804.0	218.1		807.2	169.7	948.5	275.9
Asbestos losses and ALAE incurred during the year	260.7	77.1	(1)	90.0	59.3	122.2	30.7
Asbestos losses and ALAE paid during the year	163.2	17.2		93.2	10.9	263.5	136.9
Provision for asbestos claims and ALAE at December 31	901.5	278.1		804.0	218.1	807.2	169.7
Continuing Operations
Provision for asbestos claims and ALAE at January 1	527.7	383.2		461.8	335.6	448.8	263.4
Asbestos losses and ALAE incurred during the year	242.6	168.3		125.1	79.6	115.9	84.9
Asbestos losses and ALAE paid during the year	95.4	57.4		59.2	32.0	102.9	12.7
Provision for asbestos claims and ALAE at December 31	674.9	494.1		527.7	383.2	461.8	335.6
Fairfax Total
Provision for asbestos claims and ALAE at January 1	1,331.7	601.3		1,269.0	505.4	1,397.4	539.3
Asbestos losses and ALAE incurred during the year	503.3	245.4		215.1	138.9	238.1	115.6
Asbestos losses and ALAE paid during the year	258.6	74.6		152.4	42.9	366.4	149.5
Provision for asbestos claims and ALAE at December 31	1,576.4	772.2		1,331.7	601.3	1,269.0	505.4

(1)	Includes a $24.7 one-time reclassification of reserves from non-latent classes into asbestos, and a $16.0 one-time reclassification of reserves from environmental pollution into asbestos.

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Following is an analysis of Fairfax’s U.S.-based subsidiaries’ gross and net loss and ALAE reserves for asbestos exposures at year-end 2003, 2002, and 2001 and the movement in gross and net reserves for those years (throughout this Asbestos, Pollution and Other Hazards section, in the interests of clarity, TIG and IIC are presented separately, notwithstanding their merger in December 2002):

	2003		2002		2001

	Gross	Net	Gross	Net	Gross	Net
IIC
Provision for asbestos claims and ALAE at January 1	640.3	140.3	674.6	104.3	661.0	100.7
Asbestos losses and ALAE incurred during the year	87.9	2.0	49.5	40.9	93.2	8.9
Asbestos losses and ALAE paid during the year	142.1	10.1	83.7	4.9	79.7	5.3
Provision for asbestos claims and ALAE at December 31	586.1	132.2	640.3	140.3	674.6	104.3
Crum & Forster (C&F)
Provision for asbestos claims and ALAE at January 1	333.5	264.8	261.5	228.1	236.2	174.1
Asbestos losses and ALAE incurred during the year	195.7	149.8	103.7	67.5	75.9	69.3
Asbestos losses and ALAE paid during the year	71.1	48.2	31.7	30.9	50.6	15.2
Provision for asbestos claims and ALAE at December 31	458.1	366.4	333.5	264.8	261.5	228.1
OdysseyRe(1)
Provision for asbestos claims and ALAE at January 1	189.7	118.0	193.8	107.4	205.6	89.2
Asbestos losses and ALAE incurred during the year	46.4	18.3	20.8	11.7	39.6	15.7
Asbestos losses and ALAE paid during the year	20.4	9.0	24.9	1.1	51.4	(2.5)
Provision for asbestos claims and ALAE at December 31	215.7	127.3	189.7	118.0	193.8	107.4
TIG
Provision for asbestos claims and ALAE at January 1	36.0	12.3	36.0	5.3	41.1	9.3
Asbestos losses and ALAE incurred during the year	75.3	2.6	6.2	6.2	0.7	0.1
Asbestos losses and ALAE paid during the year	8.6	3.1	6.2	(0.8)	5.8	4.1
Provision for asbestos claims and ALAE at December 31	102.7	11.8	36.0	12.3	36.0	5.3
Ranger
Provision for asbestos claims and ALAE at January 1	4.5	0.3	6.6	0.1	7.0	0.1
Asbestos losses and ALAE incurred during the year	0.4	0.2	0.5	0.2	0.4	0.0
Asbestos losses and ALAE paid during the year	3.8	0.1	2.6	0.0	0.8	0.0
Provision for asbestos claims and ALAE at December 31	1.1	0.4	4.5	0.3	6.6	0.1

(1)	Net reserves presented for OdysseyRe exclude cessions under a stop loss agreement with nSpire Re, a wholly-owned subsidiary of Fairfax. In its financial disclosures OdysseyRe reports net reserves inclusive of cessions under this reinsurance protection.

The most significant individual policyholders with asbestos exposures are traditional defendants who manufactured, distributed or installed asbestos products on a nationwide basis. IIC, which underwrote insurance generally for Fortune 500 type risks between 1971 and 1986 with mostly high layer excess liability coverages (as opposed to primary or umbrella policies), is exposed to these risks and has the bulk of the direct asbestos exposure within Fairfax. While these insureds are relatively small in number, asbestos exposures for such entities have increased recently due to the rising volume of claims, the erosion of much of the underlying limits and the bankruptcies of target defendants. As reflected above, these direct liabilities are very highly reinsured.

Fairfax’s other U.S.-based insurers have asbestos exposure related mostly to less prominent insureds that are peripheral defendants, including a mix of manufacturers, distributors and installers of asbestos-containing products as well as premises owners. For the most part, these insureds are defendants on a regional rather than a nationwide basis. As the financial assets and insurance recoveries of traditional asbestos defendants have been depleted, plaintiffs are increasingly focusing on these peripheral defendants. C&F is experiencing an increase in asbestos claims on first layer umbrella policies; compared to IIC, these tend to be smaller insureds with lower amounts of limits exposed. OdysseyRe has asbestos exposure arising from reinsurance contracts entered into before 1984 under which liabilities, on an indemnity or assumption basis, were assumed from ceding companies primarily in connection with general liability insurance policies issued by such cedants. OdysseyRe was part of the Fairfax-wide commutation with Equitas in 2001 and recorded the proceeds received from Equitas as negative paid losses. This served to depress losses paid during that year. TIG has both direct and reinsurance assumed asbestos exposures. Like C&F, the direct exposure is characterized by smaller, regional businesses. Asbestos claims presented to TIG have been, for the most part, primary general liability. TIG’s net retention on its direct exposure is protected by an $89 asbestos and environmental (A&E) reinsurance cover provided by Pyramid Insurance Company (owned by Aegon) which is fully collateralized and reflected in the above table. Additionally, TIG’s assumed exposure is reinsured by ARC Reinsurance Corp. (also owned by Aegon) and the current ceded balance of $152.5, for all claim types, is fully collateralized.

Illustrating the above discussion, the following tables present analyses of the underwriting profiles of IIC, C&F and TIG. The first table is an analysis of the estimated distribution of all policies, listed by attachment point, against which asbestos claims have been presented:

	Estimated % of Total
	Policies – By Count

Attachment Point	IIC	C&F	TIG
$0 to $1	10%	70%	70%
$1 to $10	26%	21%	10%
$10 to $20	28%	3%	3%
$20 to $50	18%	2%	6%
Above $50	18%	4%	11%

	100%	100%	100%

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The next table is similar, showing the distribution of these same policies by the total amount of limits, as opposed to the total number of policies:

	Estimated % of Total
	Policies – By Limits

Attachment Point	IIC	C&F	TIG
$0 to $1	5%	36%	11%
$1 to $10	20%	45%	24%
$10 to $20	26%	6%	7%
$20 to $50	21%	4%	17%
Above $50	28%	9%	41%

	100%	100%	100%

Reserves for asbestos cannot be estimated with traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, IIC and C&F, which have the bulk of Fairfax’s asbestos liabilities, evaluate their asbestos exposure on an insured-by-insured basis. Since the mid-1990s these entities have utilized a sophisticated, non-traditional methodology that draws upon company experience and supplemental databases to assess asbestos liabilities on reported claims. This methodology utilizes a comprehensive ground-up, exposure-based analysis that constitutes industry “best practice” approach for asbestos reserving. The methodology was initially critiqued by outside legal and actuarial consultants and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.

In the course of the insured-by-insured evaluation, the following factors are considered: available insurance coverage, including any umbrella or excess insurance that has been issued to the insured; limits, deductibles and self-insured retentions; an analysis of each insured’s potential liability; the jurisdictions involved; past and anticipated future asbestos claim filings against the insured; loss development on pending claims; past settlement values of similar claims; allocated claim adjustment expenses; and applicable coverage defenses. The evaluations are based on current trends without any consideration of potential asbestos legislation in the future (see Asbestos Legislative Reform Discussion commencing on page 94).

In addition to estimating liabilities for reported asbestos claims, IIC and C&F estimate reserves for additional claims to be reported in the future as well the reopening of any claim closed in the past. This component of the total incurred but not reported (IBNR) reserve is estimated using information as to the reporting patterns of known insureds, historical settlement costs per insured and characteristics of insureds such as limits exposed, attachment points and the number of coverage years.

Once the gross ultimate exposure for indemnity and allocated loss adjustment expense is determined for each insured and policy year, IIC and C&F estimate the amount ceded to reinsurers by reviewing the applicable facultative and treaty reinsurance and examining past ceded claim experience.

Given the maturity of their asbestos reserving methodology and the favorable comments received from outside parties, IIC and C&F believe that their approach is reasonable and comprehensive.

Since their asbestos exposure is considerably less than that of IIC and C&F, OdysseyRe, TIG, and Ranger do not use the above methodology to establish asbestos reserves. Case reserves are established where sufficient information has been developed to indicate the involvement of a specific insurance policy, and, at OdysseyRe, may include an additional amount as determined by that company’s dedicated asbestos and environmental pollution claims unit based on the claims audits of cedants. In addition, bulk IBNR reserves based on various methods such as loss development, market share and frequency and severity utilizing industry benchmarks of ultimate liability are established to cover additional exposures on both reported and unasserted claims as well as for allocated claim adjustment costs.

The following table presents the carried gross reserves at IIC and C&F by insured category:

					Average
	Number of	% of Total	Total	% of Total	Reserve
IIC	Accounts	2003 Paid	Reserves	Reserves	per Account
Accounts with Settlement Agreements
Structured Settlements	1	0.0%	47.6	8.1%	47.6
Coverage in Place	12	91.8%	290.6	49.6%	24.2

Total	13	91.8%	338.2	57.7%	26.0

Other Open Accounts
Active(1)	11	5.1%	17.7	3.0%	1.6
Not Active	173	1.1%	83.3	14.2%	0.5

Total	184	6.2%	101.0	17.2%	0.5

Additional Unallocated IBNR			104.6	17.9%

Total Direct	197	98.0%	543.8	92.8%

Assumed Reinsurance		2.0%	42.3	7.2%

Total		100.0%	586.1	100.0%

FAIRFAX FINANCIAL HOLDINGS LIMITED

					Average
	Number of	% of Total	Total	% of Total	Reserve
C&F	Accounts	2003 Paid	Reserves	Reserves	per Account
Accounts with Settlement Agreements
Structured Settlements	1	0.0%	1.9	0.4%	1.9
Coverage in Place	3	0.6%	30.9	6.7%	10.3

Total	4	0.6%	32.8	7.2%	8.2

Other Open Accounts
Active(1)	146	99.0%	222.8	48.6%	1.5
Not Active	261	0.4%	92.3	20.1%	0.4

Total	407	99.4%	315.1	68.7%	0.8

Additional Unallocated IBNR			110.2	24.1%

Total Direct	411	100.0%	458.1	100.0%

(1)	Accounts with any prior indemnity payment

As shown, the majority of the direct asbestos exposure at IIC is from insureds with current settlement agreements in place. The one listed structured settlement is an agreement to a fixed amount to be paid over a five-year period beginning in 2010. The carried reserves support the ultimate stream of these payments without any discounting. The twelve coverage-in-place agreements provide specific amounts of insurance coverage and may include annual caps on payments. Reserves are established based on the evaluation of the various previously discussed exposure factors affecting asbestos claims, and are set equal to the undiscounted expected payout under each agreement. Of all the other open accounts, only eleven are considered active, i.e., an account with a prior indemnity payment. These other open accounts are not deemed to be as significant and arise mostly from “third tier” or smaller exposures, as the average expected gross loss for the active accounts is $1.6 as compared to an average of $26.0 for those accounts with settlement agreements. Reserves for each of these other open accounts are established based on a similar exposure analyses. As previously discussed, additional unallocated IBNR represents a loss reserve provision for additional claims to be reported in the future as well the reopening of any claim closed in the past. Reflecting its historical underwriting profile, C&F has only a handful of settlement agreements in place as the vast majority of its asbestos claims arises from peripheral defendants who tend to be smaller insureds with a lower amount of limits exposed, as evidenced by C&F’s low average gross reserve amount per account. C&F is the lead insurer (i.e. the insurer with the largest amount of limits exposed) on fewer than 10% of its reported asbestos claims.

Recently, there have been a number of bankruptcies stemming from an increase in asbestos claimants, and asbestos related bankruptcies now total approximately 69 companies. The following table presents an analysis of IIC’s and C&F’s exposure to these entities and shows the potential future exposure:

	IIC		C&F

	Number of	Remaining	Number of	Remaining
	Bankrupt	Gross	Bankrupt	Gross
	Defendants	Policy Limits	Defendants	Policy Limits
No insurance issued to defendant	45	–	49	–
Accounts resolved	11	–	15	–
No exposure due to asbestos exclusions	2	–	–	–
Potential future exposure	11	201	5	31

Total	69	201	69	31

As part of the overall review of its asbestos exposure, Fairfax compares its level of reserves to various industry benchmarks. The most widely reported benchmark is the survival ratio, which represents the outstanding loss and ALAE reserves (including IBNR) at December 31 divided by the average paid loss and ALAE expenses for the past three years. The three year historical period is consistent with the period used by A.M. Best for this purpose. Two adjustments should be made to make this statistic meaningful. First, because there is a high degree of certainty regarding the ultimate liabilities for those claims subject to settlement agreements, it is appropriate to exclude those outstanding loss reserves and historical loss payments. Second, additional reinsurance coverage that will protect any adverse development of the reported

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reserves needs to be considered. The following table presents both the unadjusted and adjusted asbestos survival ratios for IIC, C&F and OdysseyRe:

		Amounts
		Subject to	Net of
		Settlements	Settlements
	Reported	Agreements	Agreements
IIC
Net Loss and ALAE Reserves	132.2	11.9	120.3
3-year average net paid losses and ALAE	6.8	2.6	4.2
3-year Survival Ratios (before reinsurance protection)	19.5		28.9
3-year Survival Ratios (after reinsurance protection)	23.2		34.9
C&F
Net Loss and ALAE Reserves	366.4	9.9	356.5
3-year average net paid losses and ALAE	31.4	1.2	30.2
3-year Survival Ratios (before reinsurance protection)	11.7		11.8
3-year Survival Ratios (after reinsurance protection)	15.2		15.5
OdysseyRe
Net Loss and ALAE Reserves	127.3	–	127.3
3-year average net paid losses and ALAE	2.5	–	2.5
3-year Survival Ratios	49.9		49.9
Adjusted 3-year Survival Ratios	11.2		11.2
(adjusted for the Equitas commutation in 2001)

The survival ratio after reinsurance protection includes the remaining indemnification at IIC of $25 net from Ridge Re (this is the estimated portion of the remaining $99 indemnification attributable to adverse net loss reserve development on asbestos accounts), while the C&F survival ratio after reinsurance protection includes the remaining indemnification of $100 from Swiss Re and $11.9 from Inter-Ocean ($100 limit less $88.1 ceded to date).

Another industry benchmark reviewed by Fairfax is the relationship of asbestos reserves to the estimated ultimate asbestos loss – i.e. the sum of cumulative paid losses and the year-end outstanding loss reserves. These comparisons are presented in the following table:

	Gross		Net

		% of Total		% of Total
IIC (at December 31, 2003)
Paid Loss and ALAE(1)	546.1	48.2%	49.3	27.2%
Reserves (case and IBNR)	586.1	51.8%	132.2	72.8%

Ultimate Loss and ALAE	1,132.2	100.0%	181.5	100.0%
C&F (at December 31, 2003)
Paid Loss and ALAE	504.1	52.3%	256.6	41.2%
Reserves (case and IBNR)	458.1	47.7%	366.4	58.8%

Ultimate Loss and ALAE	962.2	100.0%	623.0	100.0%
OdysseyRe (at December 31, 2003)
Paid Loss and ALAE	342.5	61.4%	116.9	47.9%
Reserves (case and IBNR)	215.7	38.6%	127.3	52.1%

Ultimate Loss and ALAE	558.2	100.0%	244.2	100.0%
A. M. Best (at December 31, 2002)(2)
Paid Loss and ALAE			26,100	40.2%
Indicated Reserves (case and IBNR)			38,900	59.8%

Ultimate Loss and ALAE			65,000	100.0%

(1)	Paid Loss and ALAE at December 31, 2003 excludes payments of $1,345 and $24, on a gross and net basis respectively, from a settlement with one large manufacturer of asbestos-containing products.

(2)	From an A.M. Best Special Report dated October 6, 2003.

In October 2003, A.M. Best reaffirmed its earlier estimate of ultimate asbestos loss plus ALAE for the U.S. property/ casualty industry of $65.0 billion. The industry had paid $26.1 billion through December 31, 2002; therefore, according to A.M. Best’s estimate, the industry had a paid-to-ultimate ratio of 40%. The comparable figure based on the industry’s carried reserves was 58%. (According to the A.M. Best report, the industry’s carried reserves were $18.9 billion; adding in the paid amount gives a carried ultimate loss figure of $45.0 billion.)

As a result of the processes, procedures and analyses described above, management believes that the reserves carried for asbestos claims at December 31, 2003 are appropriate based upon known facts, current law and management’s judgment. However, there are a number of uncertainties surrounding the ultimate value of these claims that may result in changes in these estimates as new information emerges. Among these are the unpredictability inherent in litigation, impacts from the bankruptcy protection sought by asbestos producers and defendants, an unanticipated increase in the number of asbestos claimants, the resolution of disputes pertaining to the amount of coverage for “non-products” claims asserted under premises/ operations general liability policies, and future developments regarding the ability to

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recover reinsurance for asbestos claims. It is also not possible to predict, nor has management assumed, any changes in the legal, social or economic environments and their impact on future asbestos claim development. The carried asbestos reserves also do not reflect any impact from potential asbestos legislation in the future (discussed below).

         Asbestos Legislative Reform Discussion

There have been unsuccessful efforts for many years to create a federal solution addressing asbestos litigation and associated corporate bankruptcies. In 2003, with the increasing number of bankruptcies that affected asbestos defendants, the U.S. Congress made more progress than ever before, and the effort to enact asbestos reform legislation will continue in 2004.

There are two major competing plans for asbestos reform: medical criteria reform and a trust fund.

Medical criteria reform would establish uniform, tighter medical standards that asbestos claimants would be required to satisfy in order to succeed in an asbestos lawsuit. Advocates of this approach contend that such criteria would eliminate the vast numbers of claims from “unimpaired” plaintiffs, who can recover damages under existing tort law in most states. (An “unimpaired” claimant is generally defined to be a person who demonstrates some physical change that is consistent with asbestos caused injuries, but is not physically impaired as a result of that change.) The medical criteria approach leaves claims in the tort system, and also does not impact the relatively limited number of very expensive mesothelioma claims seen each year (mesothelioma is a cancer that is generally associated with asbestos exposure).

The trust fund approach is more sweeping. It would replace the present state law-based tort system with a federal administrative system to pay asbestos claimants. Using medical criteria and pre-scheduled payment amounts or ranges, the trust fund would pay asbestos claimants and all tort remedies would be eliminated.

The trust fund approach was endorsed by Senator Orrin Hatch, Chairman of the Senate Judiciary Committee. In July 2003, that Committee, on a sharply divided, largely party line vote (Republicans in support, Democrats in opposition), reported out the Fairness in Asbestos Injury Resolution Act of 2003 (commonly known as the “FAIR Act”).

The FAIR Act would have created a trust fund of up to approximately $153 billion to pay asbestos injury claimants. The insurance industry’s contribution to the fund was to be, at a minimum, $52 billion, with further contingency funding requirements also possible. Allocation of the industry’s contribution among individual companies was left to a legislatively created commission that was directed to consider a variety of factors, including but not limited to, historic payments, carried reserves, and “asbestos premium market share” to establish a company’s required contribution to the fund.

Due, in part, to a series of controversial last minute amendments that were viewed as eliminating the ability of the fund plan in the bill to bring finality to the asbestos question, the FAIR Act generated substantial opposition from significant components of both the insurance industry and asbestos defendant groups. Representatives of organized labor, on the other hand, asserted that the Act did not provide sufficient funding for claimants.

After the FAIR Act was reported out of Committee, the Senate leadership deferred bringing it to the floor, while seeking to work with interested constituencies to build support for a modified FAIR Act. Negotiations involving various groups were widely reported to have taken place in the ensuing months.

In October 2003, it was reported that groups of insurers and defendants had informally agreed with the Senate leadership to support a plan that would be funded at $115 billion (nominal value), divided in a manner that would allocate a somewhat larger portion of the burden to the asbestos defendants in comparison to the insurers. It is the Senate leadership’s position that this level of funding would provide substantially more money to asbestos claimants than the existing tort system, largely through the elimination of transactional costs and attorney fees.

Since October, there have been informal negotiations among direct insurers and reinsurers regarding methods to fund the insurer contribution to the trust fund as proposed by the Senate leadership. One basic approach is to allocate contributions by reference to booked reserves. Another approach is to undertake some form of “ground-up” analysis of asbestos liabilities. There are also various combinations and iterations that have been discussed.

Senate Majority Leader Frist has stated his intention to bring a modified FAIR Act to the Senate floor for a vote in March 2004. It cannot be predicted what the final form of such bill would be, or whether the legislative calendar will ultimately allow the bill time to be introduced and debated, or what levels of support and opposition will emerge. Similarly, it cannot be reasonably predicted what effect, if any, the enactment of some form of asbestos legislation would have on the consolidated financial statements of Fairfax. As stated above, the company’s carried asbestos reserves do not reflect any impact from potential future legislative reforms.

         Environmental Pollution Discussion

Hazardous waste sites present another significant potential exposure. The federal “Superfund” law and comparable state statutes govern the cleanup and restoration of toxic waste sites and formalize the concept of legal liability for cleanup and restoration by “potentially responsible parties” (PRPs). These laws establish the means to pay for cleanup of waste site if PRPs fail to do so, and to assign liabilities to PRPs. Most PRPs named to date are parties who have been generators, transporters, past or present land owners or past or present site operators. Most sites have multiple PRPs. Most insurance policies issued to PRPs were not intended to cover the costs of pollution cleanup for a variety of reasons. Over time judicial interpretations in many cases have expanded the scope of coverage and liability beyond the original intent of the policies. While most general liability policies issued after 1985 exclude coverage for such exposures, some courts have found ways to work around those exclusions.

There is great uncertainty involved in estimating liabilities related to these exposures. First, the number of waste sites subject to cleanup is unknown. To date, approximately 1,500 cleanup sites have been identified by the Environmental Protection Agency (EPA) and included in its National Priorities List (NPL). State authorities have identified many additional sites. Second, the liabilities of the insureds themselves are difficult to estimate. At any given site, the allocation of remediation cost among the PRPs varies greatly depending upon a variety of factors. Third, different courts have been presented with liability and coverage issues regarding

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pollution claims and have reached inconsistent decisions. These uncertainties are unlikely to be resolved in the near future.

Uncertainties also remain as to the Superfund law itself. The excise tax imposed to fund Superfund lapsed at the end of 1995 and has not been renewed. While a number of proposals to reform Superfund have been put forward, no reforms have been enacted by Congress since then. It is unclear what position Congress or the Administration will take and what legislation, if any, will be enacted in the future. At this time, it is not possible to predict what form any reforms might take and the effect on the insurance industry. In the absence of federal movement on Superfund, though, the enforcement of Superfund liability is shifting to the states who are reconsidering state-level cleanup statutes and regulations. As individual states move forward, the potential for conflicts among states’ laws becomes greater, increasing the uncertainty of the cost to remediate state sites.

Within Fairfax, environmental pollution losses have been developing as expected over the past few years as a result of stable claim trends. Claims against Fortune 500 companies are declining, and while insureds with single-site exposures are still active, RiverStone has resolved the majority of disputes with insureds with a large number of sites. In many cases, claims are being settled for less than initially anticipated due to improved site remediation technology and effective policy buybacks.

Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from pollution exposures at year-end 2003, 2002, and 2001 and the movement in gross and net reserves for those years:

	2003			2002		2001

	Gross	Net		Gross	Net	Gross	Net
Runoff Operations
Provision for pollution claims and ALAE at January 1	447.9	152.7		502.7	175.7	508.8	201.8
Pollution losses and ALAE incurred during the year	34.1	(23.7	) (1)	49.0	(14.5)	39.5	(4.4)
Pollution losses and ALAE paid during the year	38.6	14.8		103.8	8.6	45.5	21.7
Provision for pollution claims and ALAE at December 31	443.4	114.2		447.9	152.7	502.7	175.7
Continuing Operations
Provision for pollution claims and ALAE at January 1	164.8	154.2		212.9	172.7	230.4	190.5
Pollution losses and ALAE incurred during the year	(8.2)	3.0		(10.6)	5.0	8.5	6.0
Pollution losses and ALAE paid during the year	21.1	24.0		37.5	23.4	26.0	23.8
Provision for pollution claims and ALAE at December 31	135.5	133.2		164.8	154.2	212.9	172.7
Fairfax Total
Provision for pollution claims and ALAE at January 1	612.6	306.9		715.6	348.4	739.2	392.3
Pollution losses and ALAE incurred during the year	25.9	(20.7)		38.3	(9.5)	48.0	1.6
Pollution losses and ALAE paid during the year	59.7	38.8		141.3	32.0	71.5	45.5
Provision for pollution claims and ALAE at December 31	578.8	247.4		612.6	306.9	715.6	348.4

(1)	Includes a ($16.0) one-time reclassification of reserves from environmental pollution into asbestos.

Following is an analysis of Fairfax’s U.S.-based subsidiaries’ gross and net loss and ALAE reserves from pollution exposures at year-end 2003, 2002, and 2001 and the movement in gross and net reserves for those years:

	2003		2002		2001

	Gross	Net	Gross	Net	Gross	Net
IIC
Provision for pollution claims and ALAE at January 1	303.1	81.1	335.0	103.5	320.9	114.5
Pollution losses and ALAE incurred during the year	6.7	(6.1)	34.3	(27.4)	35.1	(8.7)
Pollution losses and ALAE paid during the year	18.6	2.0	66.2	(5.0)	21.0	2.2
Provision for pollution claims and ALAE at December 31	291.2	73.0	303.1	81.1	335.0	103.5
C&F
Provision for pollution claims and ALAE at January 1	114.1	105.8	151.7	124.8	170.6	145.4
Pollution losses and ALAE incurred during the year	(6.7)	2.0	(22.0)	(3.0)	1.0	2.0
Pollution losses and ALAE paid during the year	9.2	8.9	15.7	15.9	19.9	22.7
Provision for pollution claims and ALAE at December 31	98.2	98.9	114.1	105.8	151.7	124.8
OdysseyRe(1)
Provision for pollution claims and ALAE at January 1	45.7	46.2	55.5	46.9	53.4	44.3
Pollution losses and ALAE incurred during the year	(3.4)	(0.8)	8.0	5.8	6.7	3.3
Pollution losses and ALAE paid during the year	9.1	12.4	17.8	6.5	4.6	0.7
Provision for pollution claims and ALAE at December 31	33.2	33.0	45.7	46.2	55.5	46.9
TIG
Provision for pollution claims and ALAE at January 1	88.2	28.5	110.0	29.9	113.6	28.8
Pollution losses and ALAE incurred during the year	46.5	1.6	10.1	8.0	1.9	2.5
Pollution losses and ALAE paid during the year	18.7	12.7	31.9	9.4	5.5	1.4
Provision for pollution claims and ALAE at December 31	116.0	17.4	88.2	28.5	110.0	29.9
Ranger
Provision for pollution claims and ALAE at January 1	5.0	2.3	5.7	1.0	6.4	0.8
Pollution losses and ALAE incurred during the year	1.9	1.9	3.3	2.3	0.8	0.6
Pollution losses and ALAE paid during the year	2.9	2.7	4.0	1.0	1.5	0.4
Provision for pollution claims and ALAE at December 31	4.0	1.5	5.0	2.3	5.7	1.0

(1)	Net reserves presented for OdysseyRe exclude cessions under a stop loss agreement with nSpire Re, a wholly-owned subsidiary of Fairfax. In its financial disclosures OdysseyRe reports net reserves inclusive of cessions under this reinsurance protection.

Many insureds have presented claims against Fairfax subsidiaries for defense costs and for indemnification in connection with environmental pollution matters. As with asbestos reserves, exposure for pollution cannot be estimated with traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, the methodology used by the subsidiaries to establish pollution reserves is similar to that used for asbestos liabilities. IIC and C&F evaluate the exposure presented by each insured and the anticipated cost of resolution utilizing ground-up, exposure-based analysis that constitutes industry “best practice” approach for pollution reserving. As with asbestos reserving, this methodology was initially critiqued by outside legal and actuarial consultants and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.

FAIRFAX FINANCIAL HOLDINGS LIMITED

In the course of performing these individualized assessments, the following factors are considered: the insured’s probable liability and available coverage, relevant judicial interpretations, the nature of the alleged pollution activities of the insured at each site, the number of sites, the total number of PRPs at each site, the nature of environmental harm and the corresponding remedy at each site, the ownership and general use of each site, the involvement of other insurers and the potential for other available coverage, and the applicable law in each jurisdiction. A provision for IBNR is developed, again using methodology similar to that for asbestos liabilities, and an estimate of ceded reinsurance recoveries is calculated. OdysseyRe employs substantially the same methodology as described above for its asbestos exposure. At TIG and Ranger a bulk reserving approach is employed based on industry benchmarks of ultimate liability to establish reserves for both reported and unasserted claims as well as for allocated claim adjustment costs.

The following table presents the pollution survival ratios based on net loss and ALAE reserves for IIC, C&F and OdysseyRe:

	IIC	C&F	OdysseyRe
Net Loss and ALAE Reserves	73.1	98.8	32.9
3-year average net paid losses and ALAE(1)	2.1	15.9	6.5
3-year Survival Ratios	34.4	6.2	5.0

(1)	The figure shown for IIC is the average of payments made in 2001 and 2003 only. The three-year average (2001,2002 and 2003) was ($0.3), which would not produce a meaningful survival ratio.

To the extent that the reinsurance protection discussed in the last paragraph on page 92 is not used by IIC or C&F for asbestos claims, it would be available for pollution claims and would increase these survival ratios.

         Other Mass Tort/Health Hazards Discussion

In addition to asbestos and pollution, Fairfax subsidiaries face exposure to other types of mass tort claims. These “health hazards” include breast implants, pharmaceutical products, lead paint, noise-induced hearing loss, tobacco, mold and chemical products. Management believes that as a result of IIC’s historical underwriting profile and its focus of excess liability coverage on Fortune 500 type entities, IIC has the bulk of these potential exposures within Fairfax. Currently, management believes that tobacco, silica and to a lesser extent lead paint and mold are the most significant future health hazard exposures facing Fairfax subsidiaries.

Tobacco companies have still not aggressively pursued insurance coverage for tobacco bodily injury claims. One notable exception is a Delaware state court coverage action, Liggett Group, Inc. v. Admiral Ins. Co., in which the Supreme Court of Delaware held in favor of the insurers on four issues: 1) tobacco health hazard exclusions, 2) products hazard exclusions, 3) advertising liability, and 4) named insured provision.

There are no active claims submitted by tobacco manufacturers to IIC. One tobacco manufacturer and its parent company have submitted notices of tobacco-related claims to TIG. One smokeless tobacco manufacturer has submitted notices of tobacco-related claims to C&F and has brought a declaratory judgment action that is proceeding. In addition, a small number of notices from distributors/ retailers have been submitted to TIG and C&F. In most instances these distributors/ retailers have reported that they have secured indemnification agreements from tobacco manufacturers. RiverStone continues to monitor developments in tobacco litigation throughout the country.

Fairfax subsidiaries, particularly C&F, IIC and TIG, are experiencing an increase in the number of lung injury silica claims being presented. They received silica claims on 75 new accounts in 2003 and reopened 5 accounts as a result of additional silica claims being filed.

Insurers generally believe that silica claims may afford insureds more defenses than asbestos claims because employers are likely to have known the dangers of silica since the early 1900s. Under the “sophisticated user” doctrine, if an employer knows those risks but does not take action to protect its employees, then the silica supplier may be exonerated from liability. If an employer is ultimately found to be solely liable, recovery is limited to workers’ compensation benefits in most jurisdictions.

In addition, the pool of potential silica claimants is likely much smaller than the claimant pool for asbestos, and in the majority of situations, companies with potential silica exposure only conducted business regionally, as opposed to the more national asbestos defendants.

RiverStone is also monitoring developments in lead paint litigation in the U.S. While there have been substantial lead poisoning verdicts against property owners, the manufacturers of lead-based paint have been largely successful in defending against such suits, although substantial defense expenses have been incurred. In 2003, there were no reported verdicts against or settlements by the paint manufacturers in these cases. Accordingly, no indemnity payments were made on behalf of manufacturers under any excess insurance policy issued by Fairfax subsidiaries. The main roadblock to success in pursuing paint manufacturers has been the inability to satisfy the burden of identifying the producer(s) of the lead paint to which the claimant was allegedly exposed. Should the plaintiffs succeed on a market share theory or in scientifically demonstrating which company manufactured which paint product, the lead paint industry will likely suffer adverse verdicts and seek coverage for their losses. To date, Fairfax subsidiaries have received notices of governmental, individual and class actions filed against the paint industry. The case brought by the State of Rhode Island against the manufacturers of lead paint on a public nuisance theory ended in a mistrial in November 2002, and is scheduled to be re-tried in April 2004. Rhode Island is the first state in the country to attempt to hold the companies liable for making and marketing lead-based paint.

Fairfax subsidiaries have seen an increase in the number of new mold illness claims presented in 2003, but those claims still have not presented a significant exposure to Fairfax companies. This is largely because of the failure of plaintiffs to prove a causal relationship between the bodily injuries claims and exposure to mold.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Following is an analysis of IIC’s and C&F’s gross and net loss and ALAE reserves from health hazard exposures at year-end 2003, 2002, and 2001 and the movement in gross and net reserves for those years:

	2003		2002		2001

	Gross	Net	Gross	Net	Gross	Net
IIC
Provision for health hazards claims and ALAE at January 1	150.8	48.7	177.5	46.6	188.8	31.5
Health hazards losses and ALAE incurred during the year	5.3	8.5	7.8	0.6	31.7	22.2
Health hazards losses and ALAE paid during the year	40.9	23.3	34.4	(1.5)	43.0	7.2
Provision for health hazards claims and ALAE at December 31	115.2	33.9	150.8	48.7	177.5	46.6
C&F
Provision for health hazards claims and ALAE at January 1	30.5	28.3	37.0	27.3	38.1	31.1
Health hazards losses and ALAE incurred during the year	1.1	1.8	(4.2)	3.3	2.1	3.2
Health hazards losses and ALAE paid during the year	3.4	3.5	2.3	2.3	3.2	7.0
Provision for health hazards claims and ALAE at December 31	28.2	26.6	30.5	28.3	37.0	27.3

Similar to asbestos and pollution, traditional actuarial techniques cannot be used to estimate ultimate liability for these exposures. Some claim types were first identified ten or more years ago, for example, breast implants and specific pharmaceutical products. For these exposures, the reserve estimation methodology at IIC is similar to that for asbestos and pollution – i.e. an exposure-based approach based on all known, pertinent facts underlying the claim. This methodology cannot at the present time be applied to other claim types such as tobacco or silica as there are a number of significant legal issues yet to be resolved, both with respect to policyholder liability and the application of insurance coverage. For these claim types, a bulk IBNR reserve is developed based on benchmarking methods utilizing the ultimate cost estimates of more mature health hazard claims. The bulk reserve also considers the possibility of entirely new classes of health hazard claims emerging in the future. C&F sets gross reserves at a selected survival ratio (currently 10 years) and selects a net-to-gross ratio based on historical claims experience.

         Summary

Management believes that the APH reserves reported at December 31, 2003 are reasonable estimates of the ultimate remaining liability for these claims based on facts currently known, the present state of the law and coverage litigation, current assumptions and the reserving methodologies employed. These APH reserves are continually monitored by management and reviewed extensively by independent consulting actuaries. New reserving methodologies and developments will continue to be evaluated as they arise in order to supplement the ongoing analysis and reviews of the APH exposures. However, to the extent that future social, economic, legal or legislative developments alter the volume of claims, the liabilities of policyholders or the original intent of the policies and scope of coverage, particularly as they relate to asbestos and pollution claims, additional increases in loss reserves may emerge in future periods. It should be noted that the reinsurance protection discussed under Additional Reinsurance Protection on page 104 would apply to any adverse development of APH reserves.

Reinsurance Recoverables

Fairfax’s subsidiaries purchase certain reinsurance so as to reduce their liability on the insurance and reinsurance risks which they write. Fairfax strives to minimize the credit risk of purchasing reinsurance through adherence to its internal reinsurance guidelines. To be an ongoing reinsurer of Fairfax, a company must have high A.M. Best and/or Standard & Poor’s ratings and maintain capital and surplus exceeding $500. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by Fairfax on acquisition of a subsidiary, including IIC. The risk of uncollectible reinsurance has been mitigated by the additional reinsurance protection outlined under Additional Reinsurance Protection on page 104.

Excluding increases in reinsurance recoverable in 2003 resulting from cessions to reinsurers as a result of reserve strengthenings (all of these reinsurers were rated A- or better by A.M. Best or S&P) and from the formation of a new runoff syndicate at Lloyd’s described on page 64 (82% of the net unsecured reinsurance recoverable resulting therefrom being from reinsurers rated A- or better by A.M. Best or S&P), reinsurance recoverable decreased by $336.7 during 2003.

The following table shows Fairfax’s top 50 reinsurance groups (based on gross reinsurance recoverable net of specific provisions for uncollectible reinsurance) at December 31, 2003. These 50 reinsurance groups represent 86.1% of Fairfax’s total reinsurance recoverable.

		A.M. Best
		Rating	Gross	Net
		(or S&P	Reinsurance	Reinsurance
Group	Principal Reinsurer	equivalent)(1)	Recoverable(2)	Recoverable(3)
Swiss Re	European Reinsurance Co. of Zurich	A+	1,809.7	1,089.8
Munich Re	American Reinsurance	A+	888.6	377.1
Lloyd’s	Lloyd’s of London Underwriters	A-	510.5	471.9
Xerox	Ridge Reinsurance Ltd.	NR	479.4	–
Chubb	Federal Insurance Co.	A++	447.2	302.2
Great West Life	London Life & Casualty Re	A	372.2	1.6
General Electric	Employers Reinsurance Company	A	323.2	274.0
Aegon	ARC Re	(4)	246.7	9.9
Berkshire Hathaway	General Reinsurance Corp.	A++	237.6	226.8
Royal & Sun Alliance	Security Ins. Co. of Hartford	B	172.2	178.8
AIG	Transatlantic Re	A++	167.3	160.0
Ace	Insurance Co. of North America	A	164.5	159.8
HDI	Hannover Ruckversicherungs	A	158.0	103.9
Gerling Global	Gerling Global International Re	NR	137.3	39.6
CNA	Continental Casualty	A	124.8	114.4
St. Paul	St. Paul Fire & Marine Insurance Co.	A	124.4	83.4
AXA	AXA Reinsurance	A-	103.4	82.9
SCOR	SCOR	B++	87.9	70.7
Everest	Everest Reinsurance Co.	A+	80.4	75.9
Arch Capital	Arch Reinsurance Ltd.	A-	75.8	23.1

FAIRFAX FINANCIAL HOLDINGS LIMITED

		A.M. Best
		Rating	Gross	Net
		(or S&P	Reinsurance	Reinsurance
Group	Principal Reinsurer	equivalent)(1)	Recoverable(2)	Recoverable(3)
Zurich Re	Zurich Specialties London Ltd.	A	72.9	54.2
Aioi	Aioi Insurance Co. Ltd.	A	72.0	54.3
Hartford	Hartford Fire Insurance Co.	A+	61.5	60.0
XL	XL Reinsurance America Inc.	A+	61.3	53.6
PartnerRe	Partner Reinsurance Co. of US	A+	52.4	39.1
Sompo	Sompo Japan Insurance Inc.	A+	50.4	41.8
Tawa	CX Reinsurance	NR	49.9	45.7
Converium	Converium Reins. North America Inc.	A	48.0	35.1
Aon	Aon Indemnity(5)	A-(5)	47.3	47.3
White Mountains	Folksamerica Reinsurance Co.	A	41.3	37.2
Allstate	Allstate	A+	36.7	36.9
PMA	PMA Capital Insurance Co.	B++	35.2	28.5
American Financial	Great American Assurance Co.	A	32.4	33.3
Travelers	Travelers Indemnity Co.	A++	29.9	29.8
Unum/ Provident	Unum Life Insurance of America	A-	29.8	29.8
Liberty Mutual	Employers Insurance of Wausau	A	29.1	28.2
Bay Care Hospital System	BCHS Insurance Co.	NR	28.2	-
Folksam	Folksam International Insurance Co. (UK) Ltd.	NR	27.1	24.9
BD Cook	Stronghold Insurance Co. Ltd.	NR	26.1	25.2
Trenwick	Trenwick America Reinsurance Co.	NR	25.6	23.9
PXRE	PXRE Reinsurance Co.	A	24.7	24.2
WR Berkley	Berkley Insurance Co.	A	24.4	23.1
FM Global	Factory Mutual Insurance Co.	A+	23.9	24.0
Allianz	AGF Insurance Ltd.	A+	23.8	22.1
KKR	Alea North America Reinsurance	A-	23.0	21.6
Nationwide	Nationwide Mutual Insurance	A+	20.3	20.1
Duke’s Place	Seaton Insurance Co.	NR	19.9	19.2
Wustenrot	Wurttembergische Versicherung	NR	17.7	15.2
Toa Re	Toa Reinsurance Co. America	A+	16.3	13.9
HCC	Houston Casualty Co.	A+	16.1	14.6
Other reinsurers			1,256.2	1,136.9

Total reinsurance recoverable			9,034.5	5,909.5
Provisions for uncollectible reinsurance			491.9	491.9

Net reinsurance recoverable			8,542.6	5,417.6

(1)	Of principal reinsurer (or, if principal reinsurer is not rated, of group)

(2)	Before specific provisions for uncollectible reinsurance

(3)	Net of outstanding balances for which security is held, but before specific provisions for uncollectible reinsurance

(4)	Aegon is rated A+ by S&P; ARC Re is not rated

(5)	Indemnitor; rating is S&P credit rating of group

The reduction in the provisions for uncollectible reinsurance from those provisions at December 31, 2002 relate principally to a $77 writeoff in 2003 of an amount previously provided for and a $53 cession in 2003 by the runoff operations to nSpire Re, under a reinsurance contract provided by nSpire Re, of an amount previously provided for (this amount is included in nSpire Re’s provision for claims at December 31, 2003).

The following table shows the classification of the $8,542.6 total reinsurance recoverable shown above by credit rating of the responsible reinsurers. Pools and associations, shown separately, are generally government or similar insurance funds carrying very little credit risk.

			Outstanding	Specific
	A.M. Best		Balances	Provisions	Net
	Rating	Gross	for which	for	Unsecured
	(or S&P	Reinsurance	Security	Uncollectible	Reinsurance
	equivalent)	Recoverable	is Held	Reinsurance	Recoverable
	A++	915.5	171.7	1.3	742.5
	A+	2,738.9	808.1	13.2	1,917.6
	A	2,152.6	1,032.6	6.2	1,113.8
	A–	703.8	120.0	1.3	582.5
	B++	212.2	32.0	1.3	178.9
	B+	82.8	13.3	1.7	67.8
	B	193.0	—	4.5	188.5
	Lower than B	145.0	8.8	61.6	74.6
	Not rated	1,793.2	938.5	290.9	563.8
	Pools &
	associations	97.5	–	–	97.5

		9,034.5	3,125.0	382.0	5,527.5
Provisions for uncollectible reinsurance
– specific		382.0
– general		109.9

Net reinsurance recoverable		8,542.6

To support gross reinsurance recoverable balances, Fairfax has the benefit of letters of credit, trust funds or offsetting balances payable totalling $3,125.0, as follows:

for reinsurers rated A- or better, Fairfax has security of $2,132.4 against outstanding reinsurance recoverable of $6,510.8;

for reinsurers rated B++ or lower, Fairfax has security of $54.1 against outstanding reinsurance recoverable of $633.0; and

for unrated reinsurers, Fairfax has security of $938.5 against outstanding reinsurance recoverable of $1,793.2.

Lloyd’s is also required to maintain funds in Canada and the United States which are monitored by the applicable regulatory authorities.

As shown above, excluding pools & associations, Fairfax has gross outstanding reinsurance balances for reinsurers which are rated B++ or lower or which are unrated of $2,426.2 for which

FAIRFAX FINANCIAL HOLDINGS LIMITED

it holds security of $992.6 and has an aggregate provision for uncollectible reinsurance of $469.9 (32.8% of the net exposure prior to such provision), leaving a net exposure of $963.7.

Based on the above analysis and on the work done by RiverStone as described in the next paragraph, Fairfax believes that its provision for uncollectible reinsurance provides for all likely losses arising from uncollectible reinsurance at December 31, 2003. In addition, the company has purchased credit default swaps to reduce the exposure to certain reinsurers.

RiverStone, with its dedicated, specialized personnel in this area, is responsible for the following with respect to recoverables from reinsurers: evaluating the creditworthiness of all reinsurers and recommending to the group management’s reinsurance committee those reinsurers which should be included on the list of approved reinsurers; monitoring reinsurance recoverable by reinsurer and by company, in aggregate, on a quarterly basis and recommending the appropriate provision for uncollectible reinsurance; and pursuing collections from, and global commutations with, reinsurers which are impaired or considered to be financially challenged.

For the last three years, Fairfax has had reinsurance bad debts of $15.1 for 2003, $7.9 for 2002 and $41.3 for 2001 prior to cessions of 1998 and prior reinsurance bad debts to the Swiss Re Cover of $1.7, $1.5, and $7.6 respectively.

The reinsurance protection discussed under Additional Reinsurance Protection beginning below on this page would apply to adverse development of unrecoverable reinsurance.

Additional Reinsurance Protection

Shown below are the continuing reinsurance protections from adverse development in the respective companies’ claims reserves and unrecoverable reinsurance as at the end of the respective years shown. The net reserves subject to protection represent the respective companies’ carried reserves, net of reinsurance recoverable, at December 31, 2003, which are subject to the related protection.

					Net Reserves
				Unused	Subject to
				Protections at	Protection at
				December 31,	December 31,
Year	Company	Amount		2003	2003
1992	International Insurance	578	(1)	99.0	315.0
1998	Crum & Forster, TIG (except	1,000	(2)	3.9	1,798.0
	International Insurance) and
	runoff subsidiaries owned
	on December 31, 1998
	(Swiss Re Cover)
2001	Crum & Forster	500	(2)	181.0	586.0

				283.9

(1)	After 15% coinsurance

(2)	Additional premium is payable as additional losses are ceded to this cover.

Insurance Environment

Since the tragedy of September 11, 2001, the property and casualty insurance market has experienced considerable improvement in rate adequacy as well as terms and conditions. As a result, combined ratios have improved considerably although reported calendar year results are not yet running at an underwriting profit in some markets. Combined ratios for Canada, for U.S. commercial lines and for U.S. reinsurance are expected to be approximately 101.0%, 103.6% and 98.1% respectively in 2003, a considerable improvement over prior years. Adverse reserve development for prior accident years (including some significant numbers related to asbestos), declining interest rates and considerable stock market uncertainty have all contributed to perpetuating this rate adequacy. However, competitive pressures, driven to some extent by new capital and new entrants, have begun to take their toll and rates stabilized and even declined in selected markets during 2003, although remaining at adequate levels in most cases.

Investments

The majority of interest and dividend income is earned by the insurance, reinsurance and runoff companies. Upon the acquisitions noted below, the respective amounts shown below were added to the company’s portfolio investments.

		Portfolio
Acquisition Date	Company Acquired	Investments
March 21, 1990	Federated	85.6
November 14, 1990	Commonwealth	111.7
December 31, 1993	Ranger	302.1
November 30, 1994	Lombard (including CRC (Bermuda))	496.6
May 31, 1996	Odyssey Reinsurance (New York)	1,087.4
February 27, 1997	CTR	558.7
December 3, 1997	Sphere Drake	753.3
August 13, 1998	Crum & Forster	3,265.9
September 4, 1998	RiverStone Stockholm	544.7
April 13, 1999	TIG	3,756.1
August 11, 1999	TRG	1,120.3

FAIRFAX FINANCIAL HOLDINGS LIMITED

Interest and dividend income for the past eighteen years (the period since current management acquired control) is shown in the following table.

		Interest and Dividend Income

	Average	Pre-Tax			After Tax
	Investments at
	Carrying Value	Amount	Yield	Per Share	Amount	Yield	Per Share
			(%)			(%)
1986	46.3	3.4	7.34	0.70	1.8	3.89	0.38
1987	81.2	6.2	7.64	0.85	4.2	5.17	0.59
1988	102.6	7.5	7.31	1.02	5.5	5.36	0.75
1989	112.4	10.0	8.90	1.30	7.3	6.49	0.96
1990	201.2	17.7	8.80	2.35	12.0	5.96	1.59
1991	292.3	22.7	7.77	3.86	15.4	5.27	2.63
1992	301.8	19.8	6.56	3.45	14.7	4.87	2.55
1993	473.1	18.1	3.83	2.93	14.0	2.96	2.26
1994	871.5	42.6	4.89	5.21	29.0	3.33	3.55
1995	1,163.4	65.3	5.61	7.31	53.9	4.63	6.03
1996	1,861.5	111.0	5.96	11.31	81.8	4.39	8.32
1997	3,258.6	183.8	5.64	17.07	125.9	3.86	11.69
1998	5,912.9	305.4	5.16	25.72	232.3	3.93	19.56
1999	10,024.2	506.7	5.05	38.00	331.0	3.30	24.84
2000	11,315.9	551.3	4.87	41.85	389.8	3.44	29.59
2001	10,315.2	440.3	4.27	33.25	299.4	2.90	22.61
2002	10,429.2	418.6	4.01	29.30	280.5	2.69	19.63
2003	11,587.8	330.1	2.85	23.54	214.57	1.85	15.30

Interest and dividend income decreased in 2003 due to the decrease in the consolidated average net portfolio yield from 4.01% in 2002 to 2.85% in 2003, partially offset by a $1.2 billion increase in the average consolidated investment portfolio, which is explained after the following table. The gross portfolio yield, before interest on funds withheld of $84.3, was 3.58% for 2003 compared to the gross portfolio yield, before interest on funds withheld of $76.9, of 4.75% for 2002. As shown, the pre-tax and after tax income yields decreased in 2003 due to lower interest rates and the maintenance of very significant cash positions since the second quarter of 2003. Since 1985, pre-tax interest and dividend income per share has compounded at 23.0% per year.

Investments since 1985 (when current management acquired control) are shown in the following table, the first five columns of which show them at their average carrying values for each year, and the final two columns of which show them at their year-end carrying values.

	Cash and				Total Investments
	Short Term		Preferred	Common
	Investments	Bonds	Stocks	Stocks	Average	Year-End	Per Share
1985	7.5	11.0	0.6	1.7	20.8	24.0	4.80
1986	12.0	17.8	5.8	10.7	46.3	68.8	9.82
1987	20.7	19.3	12.2	29.0	81.2	93.5	12.75
1988	23.3	18.5	19.9	40.9	102.6	111.8	15.27
1989	16.9	23.7	26.7	45.1	112.4	113.1	15.45
1990	26.2	85.2	39.1	50.7	201.2	289.3	52.83
1991	51.9	121.0	65.4	54.0	292.3	295.3	54.12
1992	64.2	90.1	82.2	65.3	301.8	311.7	51.48
1993	141.6	155.9	92.5	83.1	473.1	641.7	80.59
1994	205.3	398.0	107.2	161.0	871.5	1,105.9	123.50
1995	216.4	575.5	113.4	258.1	1,163.4	1,222.3	137.81
1996	343.9	1,067.9	123.1	326.6	1,861.5	2,520.4	240.82
1997	584.7	2,122.8	161.5	389.6	3,258.6	4,054.1	364.17
1998	751.2	4,552.6	145.3	463.8	5,912.9	7,871.8	648.83
1999	1,272.4	7,789.3	96.5	866.0	10,024.2	12,293.9	915.66
2000	1,714.3	8,498.7	69.5	1,033.4	11,315.9	10,444.2	797.22
2001	1,799.7	7,593.2	63.1	859.2	10,315.2	10,258.8	716.73
2002	1,983.7	7,376.2	119.8	949.5	10,429.2	10,642.2	752.60
2003	4,077.0	6,061.9	151.2	1,297.7	11,587.8	12,566.1	904.04

Total investments and total investments per share increased at year-end 2003 due to strong operating cash flows at OdysseyRe, Crum & Forster and Northbridge, and to OdysseyRe’s retention of proceeds from its issue of notes in the fourth quarter, partially offset by negative cash flow at the runoff operations, particularly TIG’s negative cash flow following the discontinuance of its MGA-controlled program business. Since 1985, investments per share have compounded at 33.8% per year.

Management performs its own fundamental analysis of each proposed investment, and subsequent to investing, reviews at least quarterly the carrying value of each investment whose market value has been consistently below its carrying value for some time, to assess whether a provision for other than temporary decline is appropriate. In making this assessment, careful analysis is made comparing the intrinsic value of the investment as initially assessed to the current intrinsic value based on current outlook and all other relevant investment criteria. Other considerations in this assessment include the length of time the investment has been held, the size of the difference between carrying value and market value and the company’s intent with respect to continuing to hold the investment.

Various investments are pledged by the company’s subsidiaries in the ordinary course of carrying on their business. This pledging is referred to in note 4 to the consolidated financial statements and is explained in more detail in the third paragraph of Provision for Claims on

FAIRFAX FINANCIAL HOLDINGS LIMITED

page 72. As noted there, this pledging does not involve any cross-collateralization by one group company of another group company’s obligations.

The breakdown of the bond portfolio as at December 31, 2003 was as follows (where S&P or Moody’s credit ratings are available, the higher one is used if they are different):

Credit	Carrying	Market	Unrealized
Rating	Value	Value	Gain (Loss)
AAA	3,528.0	3,460.3	(67.7)
AA	468.2	506.3	38.1
A	227.0	246.2	19.2
BBB	61.5	60.4	(1.1)
BB	6.2	7.9	1.7
B	148.5	157.0	8.5
Lower than B and unrated	289.9	206.7	(83.2)

Total	4,729.3	4,644.8	(84.5)

90.6% of the fixed income portfolio at carrying value is rated investment grade, with 84.5% (primarily consisting of full faith and credit government obligations) being rated AA or better.

         Interest Rate Risk

The company’s fixed income securities portfolio is exposed to interest rate risk. Fluctuations in interest rates have a direct impact on the market valuation of these securities. As interest rates rise, market values of fixed income securities portfolios fall and vice versa.

The table below displays the potential impact of market value fluctuations on the fixed income securities portfolio as of December 31, 2003 and December 31, 2002, based on parallel 200 basis point shifts in interest rates up and down in 100 basis point increments. This analysis was performed by individual security.

	As of December 31, 2003				As of December 31, 2002

	Fair				Fair
	Value of				Value of
	Fixed				Fixed
	Income	Hypothetical	Hypothetical		Income	Hypothetical	Hypothetical
Change in Interest Rates	Portfolio	$ Change	% Change		Portfolio	$ Change	% Change
200 basis point rise	4,013.1	(631.7)	(13.6%	)	6,213.7	(1,299.8)	(17.3%	)
100 basis point rise	4,287.2	(357.6)	(7.7%	)	6,762.2	(751.3)	(10.0%	)
No change	4,644.8	–	–		7,513.5	–	–
100 basis point decline	5,100.0	455.2	9.8%		8,392.6	879.1	11.7%
200 basis point decline	5,643.4	998.6	21.5%		9,534.6	2,021.1	26.9%

The preceding table indicates an asymmetric market value response to equivalent basis point shifts, up and down in interest rates. This partly reflects exposure to fixed income securities containing a put feature. In total these securities represent approximately 15.4% and 26.7% of the fair market value of the total fixed income portfolio as of December 31, 2003 and December 31, 2002, respectively. The asymmetric market value response reflects the company’s ability to put these bonds back to the issuer for early maturity in a rising interest rate environment (thereby limiting market value loss) or to hold these bonds to their much longer full maturity dates in a falling interest rate environment (thereby maximizing the full benefit of higher market values in that environment).

Disclosure about Limitations of Interest Rate Sensitivity Analysis

Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the existing level and composition of fixed income security assets, and should not be relied on as indicative of future results.

Certain shortcomings are inherent in the method of analysis presented in the computation of the fair value of fixed rate instruments. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations include non-parallel shifts in the term structure of interest rates and a change in individual issuer credit spreads.

FAIRFAX FINANCIAL HOLDINGS LIMITED

         Return on the Investment Portfolio

The following table shows the performance of the investment portfolio for the past eighteen years (the period since current management acquired control). The total return includes all interest and dividend income, gains (losses) on the disposal of securities and the change in the unrealized gains (losses) during the year.

			Realized				Realized Gains
	Average	Interest	Gains	Change in	Total
	Investments at	and	(Losses)	Unrealized	Return on			% of Interest and
	Carrying	Dividends	after	Gains	Average		% of Average	Dividends and
	Value	Earned	Provisions	(Losses)	Investments		Investments	Realized Gains
						(%)	(%)	(%)
1986	46.3	3.4	0.7	(0.2)	3.9	8.4	1.5	17.1
1987	81.2	6.2	7.1	(6.1)	7.2	8.9	8.7	53.4
1988	102.6	7.5	6.5	9.5	23.5	22.9	6.3	46.4
1989	112.4	10.0	13.4	(5.1)	18.3	16.3	11.9	57.3
1990	201.2	17.7	2.0	(28.5)	(8.8)	(4.4)	1.0	10.2
1991	292.3	22.7	(3.9)	24.0	42.8	14.6	(1.3)	N/A
1992	301.8	19.8	2.8	(8.3)	14.3	4.7	0.9	12.4
1993	473.1	18.1	21.6	22.2	61.9	13.1	4.6	54.4
1994	871.5	42.6	14.6	(30.7)	26.5	3.0	1.7	25.5
1995	1,163.4	65.3	52.5	32.7	150.5	12.9	4.5	44.6
1996	1,861.5	111.0	96.3	82.1	289.4	15.5	5.2	46.5
1997	3,258.6	183.8	149.3	(6.9)	326.2	10.0	4.6	44.8
1998	5,912.9	305.4	303.4	(82.3)	526.5	8.9	5.1	49.8
1999	10,024.2	506.7	81.8	(875.0)	(286.5)	(2.9)	0.8	13.9
2000	11,315.9	551.3	258.0	549.1	1,358.4	12.0	2.3	31.9
2001	10,315.2	440.3	105.0	182.5	727.8	7.1	1.0	19.3
2002	10,429.2	418.6	469.5	271.4	1,159.5	11.1	4.5	52.9
2003	11,587.8	330.1	840.2	113.2	1,283.5	11.1	7.3	71.8

Cumulative		3,060.5	2,420.8				3.9%*	44.2%

* Simple average of the % of average investments in each of the eighteen years.

Investment gains (losses) have been an important component of Fairfax’s net earnings since 1985, amounting to an aggregate of $2,420.8. The amount has fluctuated significantly from period to period, and the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytic value. Since 1985, realized gains have averaged 3.9% of Fairfax’s average investment portfolio and have accounted for 44.2% of Fairfax’s combined interest and dividends and realized gains. At December 31, 2003 the Fairfax investment portfolio had an unrealized gain of $244.9 compared to an unrealized gain at December 31, 2002 of $131.7.

The company has a long term value-oriented investment philosophy. It continues to expect fluctuations in the stock market.

Capital Resources

At December 31, 2003, total capital, comprising shareholders’ equity and non-controlling (minority) interests, was $3,358.8, compared to $2,569.6 at December 31, 2002.

The following table shows the level of capital as at December 31 for the past five years.

	2003	2002	2001	2000	1999
Non-controlling interests	440.8	321.6	653.6	429.6	414.5
Common shareholders’ equity	2,680.0	2,111.4	1,894.8	2,113.9	2,148.2
Preferred stock	136.6	136.6	136.6	136.6	136.6
Other paid in capital*	101.4	–	–	–	–

	3,358.8	2,569.6	2,685.0	2,680.1	2,699.3

*	See footnote (5) to note 6 to the consolidated financial statements.

Non-controlling interests increased in 2003 due to the Northbridge IPO on May 28, 2003 in which 29.0% of Northbridge was sold to the public, partially offset by the purchase of an additional 6.8% of OdysseyRe’s outstanding shares on March 3, 2003.

Fairfax’s consolidated balance sheet as at December 31, 2003 continues to reflect significant financial strength. Fairfax’s common shareholders’ equity increased from $2,111.4 at December 31, 2002 to $2,680.0 at December 31, 2003 principally as a result of the 2003 earnings of $271.1 less dividends for 2003 of $23.7 and the change in the cumulative currency translation account of $352.9 at December 31, 2003, primarily relating to the weakening of the U.S. dollar against the Canadian dollar at December 31, 2003 ($1.2923) compared to December 31, 2002 ($1.5798).

The company has issued and repurchased common shares over the last five years as follows:

	Number of	Average
	subordinate	issue/repurchase	Net proceeds/
Date	voting shares	price per share	repurchase cost
1999 – issue of shares	2,000,000	325.06	623.9
– repurchase of shares	(706,103)	197.07	(139.1)
2000 – repurchase of shares	(325,309)	123.64	(36.0)
2001 – issue of shares	1,250,000	125.52	156.0
2002 – repurchase of shares	(210,200)	79.32	(16.7)
2003 – repurchase of shares	(240,700)	127.13	(30.6)

Fairfax’s indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share and book value per share figures.

FAIRFAX FINANCIAL HOLDINGS LIMITED

A common measure of capital adequacy in the property and casualty industry is the premiums to surplus (or common shareholders’ equity) ratio. This is shown for the continuing insurance and reinsurance subsidiaries of Fairfax for the past five years in the following table:

	Net Premiums Written to Surplus
	(Common Shareholders’ Equity)

	2003	2002	2001	2000	1999
Insurance
Crum & Forster	0.8	0.7	0.5	0.5	0.6
Fairmont(1)	1.5	1.1	0.9	0.4	0.8
Falcon	2.2	2.1	0.4	0.3	0.3
Northbridge	1.5	1.5	1.5	1.3	1.2
Reinsurance
OdysseyRe	1.7	1.6	1.0	0.7	0.6
Canadian insurance industry	1.6	1.4	1.4	1.3	1.2
U.S. insurance industry	1.3	1.3	1.1	0.9	0.9

(1)	Fairmont for 2003, only Ranger for prior years.

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test (MCT) formula. Fairfax does not anticipate any adverse effects of such regulation. At December 31, 2003, each of Northbridge’s property and casualty insurance subsidiaries had capital and surplus in excess of 190% of the MCT, and these subsidiaries together had combined capital and surplus approximately $201 in excess of the minimum supervisory target.

In the U.S., the National Association of Insurance Commissioners (NAIC) has developed a model law and risk-based capital (RBC) formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC’s requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company’s insurance, investment and other business activities. Fairfax does not anticipate any adverse effects of such requirements. At December 31, 2003, the U.S. insurance, reinsurance and runoff subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level – except for TIG, each subsidiary had capital and surplus in excess of 3.5 times the authorized control level. As part of the TIG reorganization described on page 62, Fairfax has guaranteed that TIG will have capital and surplus of at least two times the authorized control level at each year-end.

Fairfax and its insurance and reinsurance subsidiaries are rated as follows by the respective rating agencies:

Standard
	A.M. Best	& Poor’s	DBRS	Moody’s
Fairfax	bb+	BB	BB+	Ba3
Commonwealth	A–	BBB	–	–
Crum & Forster	A–	BBB	–	Baa3
Falcon	–	A–	–	–
Federated	A–	BBB	–	–
Lombard	A–	BBB	–	–
Markel	A–	BBB	–	–
Ranger	B++	–	–	–
TIG Specialty Insurance	B+	BB	–	–
OdysseyRe	A	A–	–	Baa1

Liquidity

The purpose of liquidity management is to ensure that there is sufficient cash to meet all financial commitments and obligations as they fall due.

Fairfax’s unaudited combined holding company earnings statement is set out on page 125, and its composition is explained on page 119. As shown, the holding companies had revenue of $161.0 in 2003, consisting of dividends from their insurance and reinsurance subsidiaries ($115.3), interest income ($5.5), management fees ($35.0) and realized gains ($5.2). After interest expense ($89.1) and operating and other expenses ($37.4), the holding companies had pre-tax earnings of $34.5. The operating expenses include, besides administration expenses, other costs of insurance subsidiaries reimbursed by the holding companies. This income statement shows that in 2003, Fairfax very comfortably met all its interest and operating expenses from internal sources.

During 2004, Fairfax expects to receive dividends on its shares of publicly traded Northbridge and OdysseyRe, as well as dividends of about $100 from Crum & Forster and other subsidiaries. It determines the amount of dividends that any non-public subsidiary will pay during a year based on its capital requirements and the current year’s operating performance. Fairfax’s public subsidiaries and, in general, its non-public subsidiaries do not pay dividends to the full extent of available dividend capacity.

At the end of 2003, Fairfax had a large cash and marketable securities holding of $410.2 (including $47.3 held in Crum & Forster’s interest escrow account to meet the next three semi-annual interest payments on its $300 notes) available to meet upcoming obligations and unexpected requirements absent any other source of funds. If not used for these purposes, the cash in the holding company, after the receipt of contractual management fees, would permit Fairfax to meet its net interest, preferred dividend and other overhead expenses for three to four years, without access to any dividends from its insurance and reinsurance subsidiaries.

The company has a syndicated facility with ten banks extending to December 31, 2005 which provides aggregate revolving credit facilities of Cdn$337 (declining to Cdn$269 on

FAIRFAX FINANCIAL HOLDINGS LIMITED

September 30, 2004). This facility, which is currently unutilized, is secured by the assets of Fairfax, including Fairfax’s shares of its holding company subsidiaries Northbridge, OdysseyRe and Crum & Forster, and contains various covenants including covenants to maintain a maximum net debt to equity ratio of 0.9 to 1 (0.8 to 1 from June 30, 2004 and 0.7 to 1 from June 30, 2005) and to maintain minimum common shareholders’ equity of Cdn$2.75 billion (Cdn$3.25 billion from June 30, 2004 and Cdn$3.75 billion from June 30, 2005). The facility allows for borrowing by Northbridge and OdysseyRe.

In addition, in 2004 the company expects to receive management fees, interest on its holdings of cash, short term investments and marketable securities, and tax sharing payments in excess of $150 from Crum & Forster and OdysseyRe.

Subsequent to December 31, 2003 Fairfax paid a common share dividend of $19.5 and paid $50.0 of the $147.8 additional premium payable with respect to the $263.6 of losses ceded to the Swiss Re Cover in 2003 (the balance of this additional premium is payable on April 15). In addition to its interest, operating and preferred share dividend expense, expected to aggregate approximately $180, the holding company’s remaining obligations in 2004 consist of the final note instalment of $100 due to TIG and obligations of the runoff subsidiaries, including TIG-related indemnities on adverse development not covered by the Chubb Re Cover and the normal volatility of runoff cash flows. There are no external debt maturities in 2004.

The company believes that the resources described in the four paragraphs preceding the above paragraph provide adequate liquidity to meet all of the company’s obligations in 2004, as described above. As usual, cash use will be heavier in the first quarter and first half of the year.

The company manages its debt levels based on the following financial measurements and ratios (with Lindsey Morden equity accounted):

	2003	2002	2001	2000	1999
Cash, short term investments and marketable securities	410.2	327.7	522.1	363.1	491.1
Long term debt (including OdysseyRe debt)	1,942.7	1,406.0	1,381.8	1,232.6	1,349.8
TRG purchase consideration payable	200.6	205.5	–	–	–
RHINOS due February 2003	–	136.0	136.0	136.0	136.0
Net debt	1,733.1	1,419.8	995.7	1,005.5	994.7
Common shareholders’ equity	2,781.4	2,111.4	1,894.8	2,113.9	2,148.2
Preferred shares and trust preferred securities of subsidiaries	216.4	216.4	215.4	261.6	261.6
OdysseyRe non-controlling interest	250.6	268.5	226.6	–	–
Total equity	3,248.4	2,596.3	2,336.8	2,375.5	2,409.8
Net debt/equity	53%	55%	43%	42%	41%
Net debt/total capital	35%	35%	30%	30%	29%
Net debt/earnings	6.4x	5.4x	N/A	11.0x	11.6x
Interest coverage	4.8x	4.6x	N/A	0.9x	0.7x

Net debt increased in 2003 due to $300 of notes issued by Crum & Forster in the second quarter, $200 of convertible debentures issued by Fairfax in the third quarter (of which $99 is included in long term debt and $101 is included in paid in capital) and $175 (net) of notes issued by OdysseyRe in the fourth quarter, partially offset by repayment of the RHINOS of $136 and of notes which matured in 2003 of $118. The long term debt and net debt at December 31, 2003 include external debt issued by OdysseyRe of $375.0. Total equity includes OdysseyRe’s non-controlling interest (19.4% in 2003, 26.2% in 2002 and 2001) which supports repayment of OdysseyRe’s debt. The slight improvement in the net debt to equity and net debt to total capital ratios primarily reflects the increase in common shareholders’ equity.

Based on the definitions contained in its syndicated bank facility agreement (which include OdysseyRe’s debt and the trust preferred securities of subsidiaries as debt and exclude OdysseyRe’s non-controlling interest as equity), at December 31, 2003 the company’s net debt to equity ratio was 65%.

The 2003 net debt to earnings and interest coverage ratios reflect the company’s continued strong profitability in the year.

Issues and Risks

The following issues and risks, among others, should also be considered in evaluating the outlook of the company. For a fuller detailing of issues and risks relating to the company, please see Risk Factors in Fairfax’s base shelf prospectus dated August 11, 2003 filed with the Ontario Securities Commission, which is available on SEDAR, and in Fairfax’s registration statement filed with the U.S. Securities and Exchange Commission on the same date, which is available on EDGAR.

Claims Reserves

The major risk that all property and casualty insurance and reinsurance companies face is that the provision for claims is an estimate and may be found to be deficient, perhaps very significantly, in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable jury verdicts, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (e.g. asbestos, pollution, breast implants), and poor weather. Fairfax’s gross provision for claims was $14,368.1 at December 31, 2003.

Reinsurance Recoverables

Most insurance and reinsurance companies reduce their liability for any individual claim by reinsuring amounts in excess of the maximum they want to retain. This third party reinsurance does not relieve the company of its primary obligation to the insured. Reinsurance recoverables can become an issue mainly due to solvency credit concerns, given the long time period over which claims are paid and the resulting recoveries are received from the reinsurers, or policy disputes. Fairfax had $8,542.6 recoverable from reinsurers as at December 31, 2003.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Catastrophe Exposure

Insurance and reinsurance companies are subject to losses from catastrophes like earthquakes, windstorms, hailstorms or terrorist attacks, which are unpredictable and can be very significant.

Prices

Prices in the insurance and reinsurance industry are cyclical and can fluctuate quite dramatically. With underreserving, competitors can price below underlying costs for many years and still survive. The property and casualty insurance and reinsurance industry is highly competitive.

Foreign Exchange

The company has assets, liabilities, revenue and costs that are subject to currency fluctuations. These currency fluctuations have been and can be very significant and can affect the statement of earnings or shareholders’ equity, through its currency translation account.

Cost of Revenue

Unlike most businesses, the insurance and reinsurance business can have enormous costs that can significantly exceed the premiums received on the underlying policies. Similar to short selling in the stock market (selling shares not owned), there is no limit to the losses that can arise from most insurance policies, even though most contracts have policy limits.

Regulation

Insurance and reinsurance companies are regulated businesses which means that except as permitted by applicable regulation, Fairfax does not have access to its insurance and reinsurance subsidiaries’ net income and shareholders’ capital without the requisite approval of applicable insurance regulatory authorities.

Taxation

Realization of the future income tax asset is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and other timing differences exist. The major component of the company’s future income tax asset of $968.3 at December 31, 2003 is $676.4 relating to the company’s U.S. consolidated tax group. Failure to achieve projected levels of profitability in the U.S. in 2004 could lead to a writedown in this future tax asset if the expected recovery period becomes longer than three to four years.

Common Stock Holdings

The company has common stocks in its portfolio, the market value of which is exposed to fluctuations in the stock market.

Goodwill

Most of the goodwill on the balance sheet comes from Lindsey Morden, particularly its U.K. operations. Continued profitability is essential for there to be no deterioration in the carrying value of the goodwill.

Ratings

The company has claims paying and debt ratings by the major rating agencies in North America. As financial stability is very important to its customers, the company is vulnerable to downgrades by the rating agencies.

Holding Company

Being a small holding company, Fairfax is very dependent on strong operating management, which makes it vulnerable to management turnover.

Financial Strength

Fairfax strives to be soundly financed. If the company requires additional capital or liquidity but cannot obtain it at all or on reasonable terms, its business, operating results and financial condition would be materially adversely affected.

Quarterly Data (unaudited)

Years ended December 31

	First	Second	Third	Fourth	Full
	Quarter	Quarter	Quarter	Quarter	Year
2003
Revenue	1,334.8	1,628.5	1,175.2	1,575.4	5,713.9
Net earnings (loss)	101.5	173.7	(10.7)	6.6	271.1
Net earnings (loss) per share	6.97	12.09	(1.02)	0.51	18.55
2002
Revenue	1,092.5	1,191.6	1,419.7	1,363.6	5,067.4
Net earnings	7.1	29.6	178.0	48.3	263.0
Net earnings per share	0.29	1.86	12.21	3.84	18.20
2001
Revenue	980.7	990.7	866.5	1,124.1	3,962.0
Net earnings (loss)	19.8	29.7	(297.1)	23.8	(223.8)
Net earnings (loss) per share	1.35	2.11	(22.82)	1.23	(18.13)

FAIRFAX FINANCIAL HOLDINGS LIMITED

Stock Prices

Below are the Toronto Stock Exchange high, low and closing prices of subordinate voting shares of Fairfax for each quarter of 2003, 2002 and 2001.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

	(Cdn $)
2003
High	126.00	220.85	248.55	230.04
Low	57.00	76.00	200.00	185.06
Close	75.00	205.00	210.51	226.11
2002
High	195.00	190.50	162.00	164.00
Low	156.00	145.05	104.99	107.00
Close	164.75	152.00	118.50	121.11
2001
High	289.00	234.00	242.50	227.00
Low	185.00	171.50	174.00	160.00
Close	199.50	227.90	202.31	164.00

Below are the New York Stock Exchange high, low and closing prices of subordinate voting shares of Fairfax for each quarter of 2003 and in 2002 since listing on December 18, 2002.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
2003
High	79.55	162.80	178.50	177.98
Low	46.71	51.50	146.50	141.50
Close	50.95	153.90	156.70	174.51
2002
High	—	—	—	90.20
Low	—	—	—	77.00
Close	—	—	—	77.01

Supplementary Financial Information

The following unaudited financial information is prepared as supplementary information to the company’s consolidated financial statements as at and for the years ended December 31, 2003 and 2002. The purpose of each supplementary statement and its basis of preparation are discussed below. Note (2) on page 49 is applicable also to these supplementary statements.

The combined balance sheets and statements of earnings for Fairfax’s continuing insurance and reinsurance companies are intended to provide more detailed information on the underlying core operations. The individual balance sheets and statements of earnings of each of the underlying insurance and reinsurance operations have been added together without adjustment for items such as intersegment transactions and purchase price adjustments. For 2002, TIG Insurance has been excluded from the combined balance sheet following the decision to place the company in runoff on December 16, 2002.

The consolidated financial statements of Fairfax with equity accounting of Lindsey Morden are intended to present Fairfax’s financial position in a manner which recognizes, as is appropriate, that Lindsey Morden is not part of Fairfax’s primary operating segment of insurance and reinsurance.

The unconsolidated balance sheets of Fairfax are intended to provide a summary of the holding company’s investments in its subsidiaries by operating segment and its other assets and liabilities including long term debt. The investments in subsidiaries are carried on the equity basis whereby the investment reflects the cost of acquisition and post-acquisition earnings (including the effect of purchase price adjustments) less dividends received.

The unconsolidated statements of earnings of Fairfax provide supplementary information on the holding company’s sources of revenue and interest and overhead requirements, both of which are discussed in more detail under Liquidity beginning on page 113 in the MD&A. These combined holding company statements of earnings include the unconsolidated earnings statements of Fairfax Financial Holdings Limited, the Canadian holding company, and the U.S. holding companies which have issued long term debt or trust preferred securities and which carry out certain of Fairfax’s parent company corporate functions. These statements exclude intercompany arrangements other than dividends from subsidiaries, and exclude the combined holding company’s premium payments and recoveries under the Swiss Re Cover. None of the holding companies pays tax currently, and accordingly these statements are presented on a pre-tax basis.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Fairfax Insurance and Reinsurance Companies

Combined Balance Sheets

as at December 31, 2003 and 2002
(unaudited – US$ millions)

	2003	2002(1)
Assets
Cash held in Crum & Forster interest escrow account	47.3	–
Accounts receivable and other	1,411.2	1,429.0
Recoverable from reinsurers	3,892.6	4,171.4

	5,351.1	5,600.4

Portfolio investments (at carrying value)
Cash and short term investments	4,481.8	1,146.0
Bonds	3,034.5	4,574.0
Preferred stocks	136.1	155.1
Common stocks	1,013.5	518.4
Investments in Hub, Zenith National and Advent	260.2	236.5
Real estate	9.5	8.1

	8,935.6	6,638.1

Investment in affiliates	149.8	51.7
Deferred premium acquisition costs	357.2	273.8
Future income taxes	294.8	325.9
Capital assets	48.0	49.6
Goodwill	36.9	21.6
Other assets	28.7	8.8

	15,202.1	12,969.9

Liabilities
Accounts payable and accrued liabilities	492.9	913.7
Funds withheld payable to reinsurers	505.3	503.4

	998.2	1,417.1

Provision for claims	8,049.1	7,329.0
Unearned premiums	2,232.9	1,702.0
Long term debt	675.0	200.0

	10,957.0	9,231.0

Shareholders’ Equity
Capital stock	1,997.2	1,997.2
Contributed surplus	40.7	40.7
Retained earnings	1,132.0	524.5
Currency translation account	77.0	(240.6)

	3,246.9	2,321.8

	15,202.1	12,969.9

(1)	Excluding TIG

Fairfax Insurance and Reinsurance Companies

Combined Statements of Earnings

for the years ended December 31, 2003 and 2002
(unaudited – US$ millions)

	2003	2002
Revenue
Gross premiums written	5,354.6	4,399.1

Net premiums written	4,109.6	3,200.9

Net premiums earned	3,697.2	2,869.5

Expenses
Losses on claims	2,516.3	1,994.5
Operating expenses	444.3	374.7
Commissions, net	648.9	543.1

	3,609.5	2,912.3
Underwriting profit (loss)	87.7	(42.8)

Investment and other income
Interest and dividends	220.3	266.1
Realized gains on investments	663.9	194.5

	884.2	460.6
Interest expense	31.4	7.7
Corporate overhead of Odyssey Re, Crum & Forster and Northbridge	18.2	5.0
Other costs and restructuring charges	0.7	22.6

	833.9	425.3

Earnings before income taxes	921.6	382.5
Provision for income taxes	307.2	61.6

Earnings from operations	614.4	320.9

Loss ratio	68.1%	69.5%
Expense ratio	29.5%	32.0%

Combined ratio	97.6%	101.5%

FAIRFAX FINANCIAL HOLDINGS LIMITED

Fairfax with Equity Accounting of Lindsey Morden

Consolidated Balance Sheets

as at December 31, 2003 and 2002
(unaudited – US$ millions)

	2003	2002
Assets
Cash and short term investments	346.4	304.6
Cash held in Crum & Forster interest escrow account	47.3	–
Marketable securities	16.5	23.1
Accounts receivable and other	2,002.3	2,167.9
Recoverable from reinsurers	8,542.6	7,591.4

	10,955.1	10,087.0

Portfolio investments
Subsidiary cash and short term investments (market value – $5,696.2; 2002 – $1,704.9)	5,696.2	1,704.9
Bonds (market value – $4,644.8; 2002 – $7,513.5)	4,729.3	7,394.5
Preferred stocks (market value – $143.9; 2002 – $158.0)	142.3	160.1
Common stocks (market value – $1,428.5; 2002 – $712.4)	1,173.9	679.6
Investments in Hub, Zenith National and Advent (market value – $456.0; 2002 – $332.6)	387.6	354.3
Real estate (market value – $17.0; 2002 – $24.2)	12.2	20.5

Total (market value – $12,386.4; 2002 – $10,445.6)	12,141.5	10,313.9

Investment in Lindsey Morden	42.8	55.4
Deferred premium acquisition costs	412.0	375.6
Future income taxes	963.8	970.3
Premises and equipment	85.1	96.8
Goodwill	33.9	26.0
Other assets	83.5	57.6

	24,717.7	21,982.6

Liabilities
Accounts payable and accrued liabilities	1,246.5	1,184.3
Funds withheld payable to reinsurers	1,104.6	959.7

	2,351.1	2,144.0

Provision for claims	14,368.1	13,397.3
Unearned premiums	2,441.9	2,089.1
Long term debt	1,942.7	1,406.0
Purchase consideration payable	200.6	205.5
Trust preferred securities of subsidiaries	79.8	215.8

	19,033.1	17,313.7

Non-controlling interests	415.5	276.9

Shareholders’ Equity
Common stock	1,510.0	1,535.7
Other paid in capital	101.4	–
Preferred stock	136.6	136.6
Retained earnings	1,114.9	873.5
Currency translation account	55.1	(297.8)

	2,918.0	2,248.0

	24,717.7	21,982.6

Fairfax with Equity Accounting of Lindsey Morden

Consolidated Statements of Earnings

for the years ended December 31, 2003 and 2002
(unaudited – US$ millions except per share amounts)

	2003	2002
Revenue
Gross premiums written	5,518.6	5,173.2

Net premiums written	4,448.1	4,033.9

Net premiums earned	4,209.0	3,888.6
Interest and dividends	330.1	418.6
Realized gains on investments	840.2	469.5
Realized gains on Northbridge IPO	5.7	–
Equity earnings (loss) of Lindsey Morden	(16.6)	(6.7)

	5,368.4	4,770.0

Expenses
Losses on claims	3,240.6	2,998.7
Operating expenses	684.4	648.2
Commissions, net	776.1	706.2
Interest expense	138.6	79.6
Restructuring and other costs	–	57.2
Swiss Re premiums	–	2.7

	4,839.7	4,492.6

Earnings before income taxes	528.7	277.4
Provision for income taxes	187.6	149.3

Earnings from operations and before extraordinary item	341.1	128.1
Negative goodwill	–	188.4

Net earnings before non-controlling interests	341.1	316.5
Non-controlling interests	70.0	(53.5)

Net earnings	271.1	263.0

Net earnings per share before extraordinary item and after non-controlling interests	$18.55	$5.01
Net earnings per share	$18.55	$18.20
Net earnings per diluted share	$18.23	$18.20

FAIRFAX FINANCIAL HOLDINGS LIMITED

Fairfax Financial Holdings Limited

Unconsolidated Balance Sheets

as at December 31, 2003 and 2002
(unaudited – US$ millions)

	2003	2002(1)
Assets
Subsidiary companies
Insurance – Canada(1)	411.9	299.0
Insurance – U.S.(2)	1,086.7	1,038.6
Reinsurance	982.6	765.3
Runoff and other(1)(2)	1,007.4	1,002.5
Other investments	28.4	42.5

	3,517.0	3,147.9
Cash and short term investments	346.4	304.6
Cash held in Crum & Forster interest escrow account	47.3	–
Marketable securities	16.5	23.1
Other assets	99.9	36.9

	4,027.1	3,512.5

Liabilities
Accounts payable and other liabilities	17.2	165.8
Long term debt	1,091.9	1,098.7

	1,109.1	1,264.5

Shareholders’ Equity
Common stock	1,510.0	1,535.7
Other paid in capital	101.4	–
Preferred stock	136.6	136.6
Retained earnings	1,114.9	873.5
Currency translation account	55.1	(297.8)

	2,918.0	2,248.0

	4,027.1	3,512.5

(1)	The investment in CRC (Bermuda) for 2002 has been reclassified to Runoff and other to conform with the current year’s presentation.

(2)	TIG is included in runoff as a result of its merger with International Insurance on December 16, 2002.

Note:	These unconsolidated balance sheets do not include debt issued by Fairfax’s subsidiary companies (TIG – $97.7; 2002 – $107.3; OdysseyRe – $375.0; 2002 – $200.0; Crum & Forster – $300.0; 2002 – nil and Lindsey Morden – $97.5; 2002 – $81.9).

Fairfax Financial Holdings Limited

Unconsolidated Statements of Earnings

(combined holding company earnings statements)
for the years ended December 31, 2003 and 2002
(unaudited – US$ millions)

	2003	2002
Revenue
Dividend income	115.3	92.9
Interest income	5.5	8.8
Management fees	35.0	20.0
Realized gains	5.2	138.2

	161.0	259.9

Expenses
Interest expense	89.1	78.1
Operating expenses	31.7	32.8
Other	5.7	12.6

	126.5	123.5

Earnings before income taxes	34.5	136.4

FAIRFAX FINANCIAL HOLDINGS LIMITED

APPENDIX A

GUIDING PRINCIPLES FOR FAIRFAX FINANCIAL HOLDINGS LIMITED

OBJECTIVES:

1)	We expect to earn long term returns on shareholders’ equity in excess of 15% annually by running Fairfax and its subsidiaries for the long term benefit of customers, employees and shareholders – at the expense of short term profits if necessary.

Our focus is long term growth in book value per share and not quarterly earnings. We plan to grow through internal means as well as through friendly acquisitions.

2)	We always want to be soundly financed.

3)	We provide complete disclosure annually to our shareholders.

STRUCTURE:

1)	Our companies are decentralized and run by the presidents except for performance evaluation, succession planning, acquisitions and financing which are done by or with Fairfax. Cooperation among companies is encouraged to the benefit of Fairfax in total.

2)	Complete and open communication between Fairfax and subsidiaries is an essential requirement at Fairfax.

3)	Share ownership and large incentives are encouraged across the Group.

4)	Fairfax will always be a very small holding company and not an operating company.

VALUES:

1)	Honesty and integrity are essential in all our relationships and will never be compromised.

2)	We are results oriented – not political.

3)	We are team players – no “egos”. A confrontational style is not appropriate. We value loyalty – to Fairfax and our colleagues.

4)	We are hard working but not at the expense of our families.

5)	We always look at opportunities but emphasize downside protection and look for ways to minimize loss of capital.

6)	We are entrepreneurial. We encourage calculated risk taking. It is all right to fail but we should learn from our mistakes.

7)	We will never bet the company on any project or acquisition.

8)	We believe in having fun – at work!

Consolidated Financial Summary

(in US$ millions except share and per share data and as otherwise indicated)(1)

		Per Share
	Return on				Earnings
	average	Share-	Net		before					Share-		Closing
	shareholders’	holders’	earnings –		income	Net	Total	Invest-	Net	holders’	Shares	share
	equity	equity	diluted	Revenue	taxes	earnings	assets(2)	ments	debt(3)	equity	outstanding	price(4)
As at and for the years ended December 31:
1985	—	1.52	(1.35)	12.2	(0.6)	(0.6)	30.4	23.9	–	7.6	5.0	3.25 (5)
1986	25.2%	4.25	0.98	38.9	6.6	4.7	93.4	68.8	2.0	29.7	7.0	12.75
1987	32.5%	6.30	1.72	86.9	14.0	12.3	139.8	93.5	2.1	46.0	7.3	12.37
1988	22.8%	8.26	1.63	112.0	17.9	12.1	200.6	111.7	22.9	60.3	7.3	15.00
1989	21.0%	10.50	1.87	108.6	16.6	14.4	209.5	113.1	18.6	76.7	7.3	18.75
1990	23.0%	14.84	2.42	167.0	19.8	18.2	461.9	289.3	56.8	81.6	5.5	11.00
1991	21.5%	18.38	3.34	217.4	28.3	19.6	447.0	295.3	44.4	101.1	5.5	21.25
1992	7.7%	18.55	1.44	237.0	5.8	8.3	464.6	311.7	53.7	113.1	6.1	25.00
1993	15.9%	26.39	4.19	266.7	36.2	25.8	906.6	641.1	100.0	211.1	8.0	61.25
1994	11.4%	31.06	3.41	464.8	33.7	27.9	1,549.3	1,105.9	155.4	279.6	9.0	67.00
1995	20.4%	38.89	7.15	837.0	70.1	63.9	2,104.8	1,221.9	166.8	346.1	8.9	98.00
1996	21.9%	63.31	11.26	1,082.3	137.4	110.6	4,216.0	2,520.4	269.5	664.7	10.5	290.00
1997	20.5%	87.95	15.59	1,507.7	242.6	167.9	7,140.0	4,054.1	357.7	976.3	11.1	320.00
1998	23.0%	120.29	22.45	2,459.8	333.6	266.7	13,578.7	7,871.8	740.5	1,455.5	12.1	540.00
1999	4.6%	160.00	6.27	3,894.8	(11.6)	83.6	22,034.8	12,293.9	994.7	2,148.2	13.4	245.50
2000	3.9%	161.35	6.34	4,170.4	(22.2)	92.6	21,193.9	10,444.2	1,005.5	2,113.9	13.1	228.50
2001	(12.0% )	132.03	(18.13)	3,962.0	(476.1)	(223.8)	22,200.5	10,285.8	995.7	1,894.8	14.4	164.00
2002	13.0%	149.31	18.20	5,067.4	275.3	263.0	22,224.5	10,642.2	1,419.8	2,111.4	14.1	121.11
2003	10.9%	192.81	18.23	5,713.9	527.5	271.1	25,018.3	12,566.1	1,733.1	2,680.0	13.9	226.11

(1)	All share references are to common shares; shares outstanding are in millions

(2)	Commencing in 1995, reflects a change in accounting policy for reinsurance recoverables

(3)	Total debt (beginning in 1994, net of cash in the holding company) with Lindsey Morden equity accounted

(4)	Quoted in Canadian dollars

(5)	When current management took over in September 1985

FAIRFAX FINANCIAL HOLDINGS LIMITED

Directors of the Company

* Frank B. Bennett
  President, Artesian Management, Inc.

* Anthony F. Griffiths
  Corporate Director

* Robbert Hartog
  President, Robhar Investments Ltd.

  Brandon W. Sweitzer (as of April 2004)
  Senior Advisor to the President
  of the U.S. Chamber of Commerce

  V. Prem Watsa
  Chairman and Chief Executive Officer

* Audit Committee Member

Operating Management

Ronald Schwab, President
Commonwealth Insurance Company

Bruce Esselborn, Chairman
Crum & Forster Holdings, Inc.

Wayne Ashenberg, CEO
Marc Adee, President
Fairmont Specialty Group, Inc.

Kenneth Kwok, President
Falcon Insurance Company (Hong Kong) Limited

John M. Paisley, President
Federated Insurance Company of Canada

Anthony F. Hamblin, President
Hamblin Watsa Investment Counsel Ltd.

Martin P. Hughes, Chairman
Richard A. Gulliver, President
Hub International Limited

Karen Murphy, President
Lindsey Morden Group Inc.

Richard Patina, President
Lombard General Insurance Company of Canada

Mark J. Ram, President
Markel Insurance Company of Canada

Steve Brett, President
Napa MGU

Byron G. Messier, President
Northbridge Financial Corporation

Andrew A. Barnard, President
Odyssey Re Holdings Corp.

Dennis C. Gibbs, Chairman
TRG Holding Corporation	Officers of the Company

Trevor J. Ambridge
Vice President and Chief Financial Officer

Sam Chan
Vice President

Francis Chou
Vice President

Jean Cloutier
Vice President and Chief Actuary

J. Paul T. Fink
Vice President

Jonathan Godown
Vice President

Bradley P. Martin
Vice President and Corporate Secretary

Eric P. Salsberg
Vice President, Corporate Affairs

Ronald Schokking
Vice President, Finance

V. Prem Watsa
Chairman and Chief Executive Officer

M. Jane Williamson
Vice President
Officers of Fairfax Inc.

John Cassil, Vice President
James F. Dowd, President
Hank Edmiston, Vice President, Regulatory Affairs
Scott Galiardo, Vice President
Roland Jackson, Vice President

Head Office

95 Wellington Street West
Suite 800
Toronto, Canada M5J 2N7
Telephone (416) 367-4941
Website www.fairfax.ca

Auditors

PricewaterhouseCoopers LLP

General Counsel

Torys

Transfer Agents and Registrars

CIBC Mellon Trust Company, Toronto
Mellon Investor Services LLC, New York

Share Listings

Toronto and New York Stock Exchanges
Stock Symbol FFH

Annual Meeting

The annual meeting of shareholders of Fairfax Financial Holdings Limited will be held on Wednesday, April 14, 2004 at 9:30 a.m. (Toronto time) in Room 106 at the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Canada.